FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2005
Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Press release dated May 10, 2005, entitled, “Grupo Santander net attributable income increases 38.5% to EUR 1,185 million in the first quarter of 2005.”

2	Presentation dated May 10, 2005, entitled, “Activity and Results First Quarter 2005.”

3	Santander Group First Quarter 2005 Financial Report.

4	Santander Group First Quarter 2005 Results.

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Item 1

Press Release

Grupo Santander net attributable income
increases 38.5% to EUR 1,185 million
in the first quarter of 2005

The income statement includes Abbey for the first time, with a contribution of EUR 153 million to net attributable income. Without Abbey, profit would have increased 20.6%.

The EUR 717 million extraordinary capital gain from the sale of 2.57% of The Royal Bank of Scotland was offset by a provision that will be allocated in the course of the year and thus has had no effect on results.

Increased profit is based on high business growth and revenue from retail banking, where net operating income increased by 24.4%.

In continental Europe, net operating income rose 23% and net attributable income 45% (to EUR 752 million). In Latin America, net operating income and profit improved 14% in dollars (to $553 million), its operating currency.

This growth is due to good business performance, especially in lending, with increases of more than 15% in Latin America, Spain and Santander Consumer.

Cost control has led to a 0.8 percentage point improvement in the efficiency ratio, to 47.0%. If Abbey is included, the efficiency ratio is 50.9% for the Group as a whole.

The NPL ratio is 1.07% for overall lending, with coverage of 162%. Without Abbey, the NPL ratio fell by 0.11 percentage points from March 2004 to 1.22%, with coverage increasing 33 points, to 202%.

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Madrid, May 10, 2005 - Grupo Santander registered net attributable income of EUR 1,185 million in the first quarter of 2005, an increase of 38.5% from the same period in 2004. This was the first quarter in which Abbey (consolidated on the balance sheet at the end of 2004) was included in the income statement, contributing EUR 153 million in profit. Without Abbey, Grupo Santander’s income would have increased 20.6% from the same quarter last year. The results were not affected by the EUR 717 million capital gain obtained from the sale of 2.57% of The Royal Bank of Scotland, which was offset by a provision for contingencies which will be allocated in the course of the year.

Grupo Santander has drawn up its 2005 financial statements following the new international financial reporting standards (IFRS) and has restated all the information for 2004 in line with these criteria. The application of these standards involves changes in accounting principles, the presentation of statements and the structure of business areas.

The performance of Grupo Santander in the first quarter of 2005 was marked by significant growth in business activity - and therefore in revenue - from retail banking in Europe and Latin America. This growth came hand in hand with cost control and a reduction in loan-loss provisions, as the limit for generic provisions had already been reached. This combination of higher revenue with cost control and a reduced need for provisions enabled income to grow by more than 20% without Abbey and more than 38% when Abbey is included.

Grupo Santander results Q1’05
EUR million

	Q1’05	% change	Q1’05	% change
	w/o Abbey	on Q1’04	with Abbey	on Q1’04
Commercial revenue	3,328	+7.3	4,096	+32.1
Gross operating income	3,669	+7.3	4,538	+32.7
Operating costs	-1,930	+5.3	-2,591	+41.3
Net operating income	1,784	+10.2	2,054	+26.9
Loan-loss provisions	-223	-32.0	-281	-14.3
Income before taxes	1,387	+20.3	1,618	+40.4
Attributable income	1,032	+20.6	1,185	+38.5

Attributable income does not include the capital gain (EUR 717 million) from the sale of RBS in January 2005
(*)	Commercial revenue: basic revenue + insurance activity

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid). Tel. 34 91 289 5211. Fax 34 91 257 1039

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3

Earnings

Growth in business activity helped push net interest income to EUR 2,358 million in the first quarter of 2005, up 27.9% (6.6% excluding Abbey) from the same period in 2004. The increases in fee income and insurance (+7.9%) and income from equity-accounted holdings (+11.7%) generated commercial revenue of EUR 4,096 million euros, up 32.1% (7.3% without Abbey). Trading gains rose to EUR 441 million, growth of 38.8% (7.5% without Abbey), putting net operating revenue at EUR 4,538 million, an increase of 32.7% (7.3% excluding Abbey). This increase occurred with a lower contribution from the Group’s treasuries.

Grupo Santander’s overall personnel and general expenses account for 50.9% of revenue, whilst for the Group without Abbey the efficiency ratio would be 47.0%, an improvement of 0.8 points from a year earlier. This is due to the fact that general and administration expenses, including new projects, grew 5.5%, whilst revenue increased by almost two points more. This enabled net operating income to grow 10.2% without Abbey and 26.9% for the Group as a whole.

Provisions amounted to EUR 291 million, a drop of 20.4% (-36.3% without Abbey). Most of this item (EUR 281 million) stems from loan-loss provisions. Without taking Abbey into consideration, such provisions would be 32.0% lower, with decreases in all geographical areas and main business units.

The fall in provisions is due to the heavy contributions made in previous years in applying the Bank of Spain’s norms, bringing us back to provisions more in line with the business risk involved. Specific loan-loss provisions increased 15.6%, below the growth of lending activity.

Main units Europe Q1’05
Millions of euros and % change on Q1’04

(*)	Private Banking, Asset management and Global Wholesale Banking

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid). Tel. 34 91 289 5211. Fax 34 91 257 1039

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4

These provisions, together with other losses amounting to EUR 144 million (EUR 164 million without Abbey) resulted in income before taxes of EUR 1,618 million, up 40.4% (20.3% excluding Abbey). Under “other income”, a profit of EUR 717 million is included following the sale of 2.57% of The Royal Bank of Scotland and the setting-up of a contingency fund for the same amount. Therefore, this sale has no impact on final earnings.

The Group’s first quarter net attributable income after taxes and minority interests was EUR 1,185 million, an increase of 38.5% (20.6% without Abbey). Of these earnings, 57% were generated by the Group’s businesses in Continental Europe, 32% from Latin America and 11% from the U.K. (Abbey). Earnings from continental Europe improved 44.9% and Latin America again registered positive growth rates in euros of 8.8%.

Principal countries in Latin America Q1'05.
Millions of US$ and % change on Q1'04

Business

The volume of funds managed by Grupo Santander amounted to EUR 841,155 million at the close of the first quarter of this year. This amount represents growth of 74.9% in one year, which would have been 13.3% without Abbey. Of these overall resources, EUR 698,581 million is on the balance sheet, and the remainder off-balance sheet customer deposits such as mutual funds and pensions.

The consolidation of Abbey caused a quantitative leap in business figures, doubling the amount of loans and increasing customer managed funds by 70.0%. But it was also a qualitative leap, contributing greater geographical diversity in risk, with 47% of loans in continental Europe, 43% in the U.K. and the remaining 10% in Latin America.

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid). Tel. 34 91 289 5211. Fax 34 91 257 1039

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5

Grupo Santander’s gross lending amounted to EUR 370,061 million at the close of the first quarter of 2005, up 101.7%. Without Abbey, lending volume reached EUR 215,850 million, an increase of 15.8%, discounting the effect of securitisations. Lending to other resident sectors rose 17.6%, reflecting business activity in Spain, with 23.0% growth in mortgage lending. Lending to the non-resident sector grew 14.0%.

Lending rose 15% in continental Europe, across all countries and units. Business in the Santander branch network in Spain increased 18%, in Banesto 21%, in Portugal 6% and in Santander Consumer 31%. In turn, Latin America improved 23% in local currency terms, with strong growth in the main countries: Brazil (33%), Mexico (24%) and Chile (13%).

Total managed customer funds amounted to EUR 607,828 million at the end of the first quarter of 2005, an increase of 70.0% compared to last year. Without Abbey, this figure would be EUR 392,671 million (+9.8%). Balance sheet resources, without Abbey, grew 10.4% to EUR 265,055 million, whilst off-balance sheet items (basically mutual funds and pensions) rose 8.7%, to EUR 127,616 million. Between March 2004 and March 2005, mutual funds increased 7%, pension plans 10.6% and managed portfolios, 20.2%.

Business growth

Continental Europe

Change Mar’05 / Mar’04

Customer
	Loans*	funds **

SAN Network	+18%	+7%

Banesto	+21%	+10%

Santander Consumer	+31%	+18%

Portugal	+6%	+4%
Latin America

Change Mar’05 / Mar’04

Customer
	Loans*	funds **

Brazil	+33%	+21%

Mexico*	+24%	+15%

Chile	+13%	+12%

(*)	Including securitisations
(**)	Customer funds ex-REPOs, mutual funds and pension funds

In continental Europe, customer funds under management amounted to EUR 247,970 million, an increase of 9.7%. In Spain, which accounts for more than 80%, customer funds under management rose by 10.6% to EUR 205,066 million. The Group remains the leader in mutual funds in Spain, with a market share of around 27% after growing 5.0% in net worth from March 2004.

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid). Tel. 34 91 289 5211. Fax 34 91 257 1039

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6

In Latin America, customer funds amounted to EUR 92,842 million, growth of 15% without the exchange rate effect. In deposits less securitisations, all countries registered double-digit growth, especially Brazil (+32%), whilst Mexico and Chile increased at around 12%. Mutual funds grew 16%, with noteworthy increases in Argentina, Mexico, Colombia and Puerto Rico. In pension plans, overall growth was 13%.

Abbey

The acquisition of Abbey was completed on 12th November 2004, with just its balance sheet consolidated in Grupo Santander at year-end. This is the first quarter in which Abbey’s earnings are included in those of Grupo Santander.

The management team was completed this year, with new division heads in Sales and Marketing, as well as Insurance and Asset Management, to form a new, more flexible and business-focused organisation. The new corporate identity was also adopted, in line with the Group’s global brand, adding the Santander red colour, flame and lettering to Abbey’s brand. The implementation of this new identity will commence in May.

With a view to improving productivity, a new management structure has been out in place in branches and a training programme is being carried out to increase the number of sales personnel. In addition, the mortgage product catalogue has been revised, with a re-launch of fixed-income mortgages. The marketing of a new range of investment products has also begun.

Although it is too soon for these initiatives to have a significant impact on sales, the performance of business in the first quarter has begun to reflect signs of recovery. Customer-related sales, such as the opening of current accounts and the granting of credit cards, increased from the last quarter of 2004. Likewise, the volume of mortgages approved in March was the highest in fifteen months. This overall activity is helping to stabilise recurrent income.

Total lending reached EUR 161,406 million, a 2.4% increase in the quarter. Managed customer funds (minus repos) amounted to EUR 212,472 million, practically the same as at the close of 2004.

Regarding cost reduction, the processes of headcount reduction, renegotiation with global suppliers and certain aspects of technological development are being addressed simultaneously. At the end of the quarter, 2,400 redundancies had been notified, with 1,000 employees having already left the Group. At the same time, two customer help lines have been closed and the closure of another has been announced. The impact of these measures, as well as the renegotiation of global agreements with suppliers, the cancellation of non-essential projects and the start-up of new technological and business platforms will be felt over the next quarters.

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid). Tel. 34 91 289 5211. Fax 34 91 257 1039

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7

Management and capital ratios

The expansion of the Group’s lending activity came with a drop in the NPL ratio, meaning that the ratios of NPLs and doubtful loans reached an all-time low at the end of the first quarter of 2005. Grupo Santander’s NPL rate is 1.07%, with 162% coverage. Excluding Abbey, this rate would show a decrease from 1.33% to 1.22% in the year, with coverage increasing by 33 points, to 202%.

Management ratios

Efficiency ratio

BIS ratio

NPL ratio

Coverage ratio

In Spain, the NPL rate is 0.59%, 0.14 points lower than in March 2004, with coverage at 359%, 101 points higher. Consumer finance (Santander Consumer) closed March with a NPL rate of 2.4% and 127% coverage, slight increases in both items in the quarter. In Latin America, NPLs fell 0.47 points, to 2.73% in the year, whilst coverage increased 20 points, to 160%, in the same period. Both ratios also improved from the last quarter of 2004.

The Group’s eligible capital amounted to EUR 46,525 million at the end of March 2005, with a surplus of EUR 17,818 million over minimum requirements. With this capital base, the BIS ratio is 13%, with Tier I at 7.2%.

The share

Santander shares ended March 2005 at EUR 9.39. In the second half of last year its performance was affected by the takeover offer for Abbey. Between the announcement of the transaction until the end of March, it appreciated by 20.5%. At the end of March, Santander’s market capitalisation was EUR 58,728 million, reinforcing its position as the leading bank in the euro zone and ninth in the world.

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid). Tel. 34 91 289 5211. Fax 34 91 257 1039

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8

The third interim dividend charged to the 2004 earnings was paid on February 1st and the fourth dividend on May 1st, amounting to EUR 0.083 and EUR 0.084, respectively. These two dividends were also paid to the holders of the new shares handed over in November 2004 to the former shareholders of Abbey, amounting to an additional EUR 250 million in dividend payout. Following these dividends, the amount received on 2004 earnings was EUR 0.3332 per share, an increase of 10%. The return per dividend obtained by Santander shareholders amounted to 3.82%, based on the average share price throughout 2004.

In April, the Bank’s Board of Directors agreed to appoint Luis Ángel Rojo as an independent external director. Following this appointment, Santander’s Board comprises 20 members holding 4.2% of the Bank’s capital.

Grupo Santander’s shareholder base increased significantly following the acquisition of Abbey, to 2,578,094 shareholders. 125,933 people work in the Group, serving 63 million customers in 9,935 branches.

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid). Tel. 34 91 289 5211. Fax 34 91 257 1039

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9

Income statement
Million euros

	Q1 '05		Q1'04	Variation %

	with Abbey	w/o Abbey		w/o Abbey	with Abbey

Net interest income (w/o dividends)	2.321,4	1.928,8	1.798,5	7,25	29,08
Dividends	36,4	36,4	44,6	(18,42)	(18,27)
Net interest income	2.357,9	1.965,2	1.843,1	6,63	27,93
Income from companies accounted for by the equity method	140,5	140,0	125,3	11,71	12,14
Net fees	1.384,2	1.170,1	1.101,6	6,22	25,65
Insurance activity	213,6	52,3	31,5	66,19	578,52
Commercial revenue	4.096,2	3.327,6	3.101,5	7,29	32,07
Gains (losses) on financial transactions	441,5	341,8	318,1	7,45	38,80
Gross operating income	4.537,7	3.669,4	3.419,5	7,31	32,70
Income from non-financial services	155,7	100,9	88,8	13,68	75,39
Non-financial expenses	(35,0)	(35,0)	(38,4)	(8,84)	(8,84)
Other operating income	(13,2)	(21,3)	(17,9)	19,29	(26,20)
Operating costs	(2.591,4)	(1.929,9)	(1.833,5)	5,26	41,34
General administrative expenses	(2.311,4)	(1.723,1)	(1.633,5)	5,49	41,50
Personnel	(1.383,7)	(1.074,0)	(1.016,7)	5,64	36,10
Other administrative expenses	(927,7)	(649,0)	(616,7)	5,24	50,41
Depreciation and amortisation	(280,1)	(206,8)	(200,0)	3,40	40,02
Net operating income	2.053,7	1.784,0	1.618,6	10,22	26,89
Impairment loss on assets	(291,3)	(233,2)	(365,9)	(36,25)	(20,37)
Net loan loss provisions	(281,1)	(223,0)	(328,1)	(32,05)	(14,35)
Goodwill	0,0	0,0	(2,4)	(100,00)	(100,00)
Other assets	(10,3)	(10,3)	(35,3)	(70,90)	(70,90)
Other income	(144,5)	(163,7)	(100,1)	63,63	44,42
Income before taxes	1.617,9	1.387,1	1.152,6	20,34	40,37
Corporate income tax	(314,4)	(237,0)	(189,1)	25,36	66,30
Net income from ordinary activity	1.303,4	1.150,1	963,5	19,36	35,28
Net income from discontinued operations	0,5	0,5	2,2	(79,85)	(79,85)
Net consolidated income	1.303,9	1.150,5	965,8	19,13	35,01
Minority interests	118,8	118,8	110,2	7,78	7,78
Attributable income to the Group	1.185,1	1.031,7	855,6	20,59	38,52

Customer loans
Million euros

	31.03.05		31.03.04	Variation %

	with Abbey	w/o Abbey		w/o Abbey	with Abbey

Public sector	4.279	4.279	5.626	(23,94)	(23,94)
Other residents	128.876	128.876	110.053	17,10	17,10
Secured loans	62.962	62.962	51.655	21,89	21,89
Other loans	65.914	65.914	58.398	12,87	12,87
Non-resident sector	244.101	82.695	72.555	13,98	236,43
Secured loans	155.693	20.855	20.636	1,06	654,46
Other loans	88.408	61.840	51.919	19,11	70,28
Gross loans and credits	377.256	215.850	188.235	14,67	100,42
Credit loss allowance	7.195	6.223	4.775	30,32	50,69
Net loans and credits	370.061	209.628	183.460	14,26	101,71
Pro memoria: Doubtful loans	4.489	3.135	2.990	4,84	50,12
Public sector	2	2	3	(22,33)	(22,33)
Other residents	898	898	955	(5,94)	(5,94)
Non-resident sector	3.589	2.235	2.033	9,94	76,54

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid). Tel. 34 91 289 5211. Fax 34 91 257 1039

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10

Customer funds under management
Million euros

	31.03.05		31.03.04	Variation %

	with Abbey	w/o Abbey		w/o Abbey	with Abbey

Public sector	18.172	18.172	11.467	58,48	58,48
Other residents	83.104	83.104	83.194	(0,11)	(0,11)
Demand deposits	46.123	46.123	42.306	9,02	9,02
Time deposits	20.786	20.786	21.422	(2,97)	(2,97)
REPOs	16.054	16.054	19.275	(16,71)	(16,71)
Other	141	141	191	(26,28)	(26,28)
Non-resident sector	183.455	80.171	75.905	5,62	141,69
Demand deposits	98.380	31.036	28.314	9,61	247,45
Time deposits	50.002	25.831	25.739	0,36	94,26
REPOs	9.818	7.134	7.891	(9,60)	24,42
Public Sector	2.658	2.658	2.225	19,45	19,45
Other	22.597	13.512	11.735	15,15	92,57
Customer deposits	284.732	181.447	170.566	6,38	66,93
Debt securities	116.119	62.963	47.529	32,47	144,31
Subordinated debt	21.999	13.131	12.759	2,91	72,41
Insurance liabilities	42.404	7.513	9.343	(19,58)	353,86
On-balance-sheet customer funds	465.253	265.055	240.197	10,35	93,70
Mutual funds	94.707	93.258	87.172	6,98	8,64
Pension plans	36.218	22.709	20.533	10,60	76,39
Managed portfolios	11.649	11.649	9.692	20,19	20,19
Off-balance-sheet customer funds	142.574	127.616	117.397	8,70	21,45

Customer funds under management	607.828	392.671	357.594	9,81	69,98

Shareholders' equity and capital ratios
Million euros

			Variation

	31.03.05	31.03.04	Amount	%	31.12.04

Capital stock	3.127	2.384	743	31,16	3.127
Additional paid-in surplus	20.370	8.721	11.649	133,58	20.370
Reserves	10.495	8.219	2.276	27,70	6.949
Treasury stock	(2)	(17)	15	(87,55)	(104)
On-balance-sheet shareholders' equity	33.990	19.306	14.684	76,06	30.342
Net attributable income	1.185	856	330	38,52	3.606
Interim dividend distributed	(1.311)	(1.109)	(202)	18,22	(792)
Shareholders' equity at period-end	33.865	19.053	14.811	77,74	33.156
Interim dividend not distributed	(527)	(336)	(191)	56,85	(1.046)
Shareholders' equity	33.338	18.718	14.620	78,11	32.111
Valuation adjustments	1.735	2.202	(467)	(21,21)	1.778
Minority interests	2.283	2.046	238	11,62	2.085
Preferred securities	7.061	4.184	2.877	68,77	7.623
Shareholders' equity and
minority interests	44.417	27.149	17.268	63,61	43.596

Basic capital	25.992	17.088	8.904	52,11	24.419
Supplementary capital	20.533	8.894	11.639	130,86	19.941
Computable capital (BIS criteria)	46.525	25.982	20.543	79,07	44.360
Risk-weighted assets (BIS criteria)	358.834	211.375	147.459	69,76	340.946
BIS ratio	12,97	12,29	0,68		13,01

Tier 1	7,24	8,08	(0,84)		7,16
Cushion (BIS ratio)	17.818	9.072	8.747	96,42	17,084

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid). Tel. 34 91 289 5211. Fax 34 91 257 1039

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Item 2

ACTIVITY AND RESULTS

First quarter 2005

May 10, 2005

Grupo Santander

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2

Banco Santander Central Hispano, S.A. (“Santander”) cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates, and interest rates, (3) competitive pressures, (4) technological developments and (5) changes in the financial position or credit worthiness of customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Note: Statements as to historical performance or financial accretion are not intended to mean that future performance or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Note.- The financial data for year 2004 has been stated under IFRS criteria and according to the new structure of the Group’s business segments. These figures have not been audited and therefore, may be subject to change.

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3
Index

Grupo Santander results Q1’05

Business areas results Q1’05

Conclusions

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4

First quarter key highlights

Q1’05 attributable income: EUR 1,185 million (+38.5% over Q1’04).
Without Abbey,+20.6%.

Capital gains (EUR 717 million) from the sale of The Royal Bank of Scotland do not affect quarterly results

Abbey, in line with our forecasts, contributed EUR 153 million of attributable income in the first quarter to the Group

Earnings key highlights, without Abbey:

–	Strong increase in net operating income from operating business areas, principally retail banking

–	Lower net provisions for loan losses (upper limit reached for generic provisions)

–	Lower results from Financial Management and Equity Stakes

In this presentation the information for 2004 and 2005 is stated under IFRS criteria and comparisons with 2004 do not take into account the incorporation of Abbey

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5

Attributable income in Q1’05
38.5% increase o/ Q1’04 (+20.6% without Abbey) with good quarterly evolution

Ordinary attrib. income*	Ordinary attributable income* (ex-Abbey)

(*)	Quarterly effect of capital gains and extraordinary provisions has been eliminated

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6

Earnings growth key highlights (ex-Abbey)

Operational areas strength (core business and “normalised” provisions) affected negatively by Financial Management and Equity Stakes

(*)	Higher taxes = EUR 126 million

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Operational areas net operating income (ex-Abbey)

Positive evolution by geographical segments as well as business segments...

Operational areas net operating income
Growth by businesses

	Retail Europe	+18.6%
	Retail Latin America	+40.7%
	Asset Mgmt and Insurance	+45.7%
	Global Wholesale Banking	-16.2%
	Total	+17.5%
	– Continental Europe	+22.8%
	– LatAm	+8.5%

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Operational areas net operating income (ex-Abbey)

... supported by business growth and cost containment

Continental Europe

LatAm

	Operational Areas	Retail Banking

Commercial revenue	+8.0%	+10.3%

Gross operating income	+10.4%	+12.7%

Costs***	+3.9%	+3.4%

Net operating income	+17.5%	+24.4%

(*)	Includes securitisations
(**)	Customer deposits ex-REPOs + mutual funds and pension plans
(***)	Personnel costs + general costs + depreciation

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Net loan loss provisions (ex-Abbey)

Lower provisions due to strong reduction of generic provisions after “ coverage building” in previous years

Specific provisions are stable	Quarterly provisions C4/91 vs. IFRS

(*)	Specific net loan loss provisions reduced by the recovery of written off assets
(**)	Quarterly average

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10
Financial Management and Equity Stakes

Lower results due to a reduction in revenues

Var. o/ Q1’04 EUR million

Net interest income	-39

Gains (losses) on financial transactions	-78

Net operating income	-129

Attributable income	-91
Negative impact from the structural exchange position

Lower revenues from the ALCO portfolio (high in Q1’04)

Reduced dividends

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11
Grupo Santander results Q1'05
EUR million

	Q1’05	% var.	Q1’05	% var.
	w/o Abbey	o/Q1’04	with Abbey	o/Q1’04

Commercial revenue	3,328	+7.3	4,096	+32.1

Gross operating income	3,669	+7.3	4,538	+32.7

Operating costs	-1,930	+5.3	-2,591	+41.3

Net operating income	1,784	+10.2	2,054	+26.9

Loan-loss provisions	-223	-32.0	-281	-14.3

Income before taxes	1,387	+20.3	1,618	+40.4

Attributable income	1,032	+20.6	1,185	+38.5

Attributable income does not include the capital gains (EUR 717million) from the sale of RBS in January 2005

(*)	Commercial revenue: basic revenue + insurance activity

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12
Management ratios

Cost to income ratio	ROE

NPL ratio	Coverage ratio

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Grupo Santander BIS Ratio	13

Capital ratios. March 2005

March's ratios do not include the impact of the sale in January of the 2.57% stake in RBS: +20 b.p. in core capital

AUNA sale process underway

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Index	14

Grupo Santander results Q1’05

Business areas results Q1’05

Conclusions

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Business map	15

Principal level: geographical and detail by principle management units

Continental Europe*	United Kingdom	Latin America	Financial Mgmt & Equity Stakes

100% of operational business areas

Com. SAN	Abbey	Brazil

Banesto		Mexico

Portugal		Chile

Consumer		Rest of countries

Other activities**		BPI

And:	Spain pro forma (Web)

Note: In boxes, public information to be disclosed (income statement and balance sheet)
(*)	Includes small units such as London and New York branches
(**)	Includes Banif, Asset Management and Insurance and Global Wholesale Banking

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16
Results structure Q1'05
Operational business areas (not including Fin. Mgmt. & Equity Stakes)

Gross operating inc. EUR 4,622 million	Net operating income EUR 2,243 million	Attributable income EUR 1,327 million

Continental Europe	Abbey	LatAm

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17
Business map

Principal level	Continental Europe	United Kingdom (Abbey)	Latin America	Financial Mgmt & Equity Stakes

100% of operational business areas

Retail Banking

Secondary level: by business areas	Retail Continental Europe	Retail United Kingdom (Abbey)	Retail Latin America

	Retail Spain		Retail Brazil
	Retail Portugal		Retail Mexico
Retail Chile

Asset Management and Insurance

Global Wholesale Banking

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18
Results structure Q1'05
Operational business areas (not including Fin. Mgmt. & Equity Stakes)

Gross operating inc. EUR 4,622 million	Net operating income EUR 2,243 million	Income before taxes EUR 1,922 million

Retail Europe	Retail Abbey	Retail LatAm	AM & Ins	GWB

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19

Business areas presentation structure

	Continental Europe	United Kingdom (Abbey)	LatAm	Secondary segments (by business)

Principal segments (geographical)

Retail Banking

Asset Management

Global Wholesale Banking

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20

Continental Europe

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Continental Europe	21

We maintain our business growth model in Europe: focusing on revenues with cost containment

Var. Q1’05 / Q1’04	Net operating income

(*)	Personnel costs + general costs + depreciation

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Main units Europe Q1’05 EUR Mill. and % o/ Q1’04	22

More balanced revenue growth

Net interest inc.: 1,317; +10.6%	Fees, insur., Gain/loss fin. trans.: 944; +17.3%	Net oper. inc.: 1,301 +22.8%

(*)	Banif, Asset Management and Global Wholesale Banking

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Main units Europe Q1’05 EUR Mill. and % o/ Q1’04	23

Attributable income grows at double the pace of net operating income, due to lower needs for generic provisions

Loan loss provisions	Attributable income: 752+44.9%

(*)	Banif, Asset Management and Global Wholesale Banking

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NPL ratios and coverage continue at excellent levels	24

Commercial SAN	Banesto

Santander Consumer	Portugal

Coverage NPL

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Santander Central Hispano Retail Banking	25

Volume	Loan growth diversification o/ Q1’04
	–	Individuals	+16%
	–	Companies	+19%
	–	SMEs and microcompanies	+26%
	Customer funds*		+7%

Spreads	Customers’ yield spread:
	Q1’05: 2.53%	+3 b.p.	o/ Q4’04

Costs	Cost containment	-1.1% o/ Q1’04
	Efficiency ratio: 40.9%	-2.2 p.p.

Other outstanding aspects	Net interest income growth		+4.4% o/ Q1’04
Santander Global Connect
	–	Customer trading gains	+43%

(*)	Customer deposits without REPOs + mutual and pension funds (includes placement of preferred shares)

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Banesto. Key highlights for the quarter	26

Volume	Maintains high growth o/ Q1’04
	–	Loans	+21%
	–	Funds*	+10%

Spreads	Customers’ yield spread:
	Q1’05: 2.30%	+4 b.p.o/ Q4’04

Costs	Cost containment	+3.0 % o/ Q1’04
	Efficiency ratio: 45.0%	-1.1 p.p.

Other outstanding aspects	Profitable growth business model supported by:
	–	Technology
	–	Innovative projects: CIMA, Flat Fee Account (Cuenta Tarifa Plana), banespyme, cards, ...

(*)	Customer deposits without REPOs + mutual and pension funds

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Santander Consumer. Highlights for the quarter	27

We maintain two lines of growth: organic and by selective acquisitions

Volume	New loans	26% o/ Q1’04
(constant perimeter: +15%)

Spreads	Customers’ spread net of provisions*:
	Q1’05: 4.2%	+9 b.p. o/ Q4’04

Costs	Cost containment	+16.7 % o/ Q1’04
(constant perimeter: 3.1%)
	Efficiency ratio: 31.7%	-5.5 p.p.

Other outstanding aspects	Acquisitions:
	–	2004 acquisitions contribution in Q1’05: EUR10 mill. in attributable income
	–	Acquisition of Bankia Bank (specialised bank in revolving credit in Norway)

(*)	Commercial revenue net of provisions o/ A.N.E.A.s

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Portugal. Highlights for the quarter	28

Volume
	Loans	+6%
	New mortgages	+17%
	Funds*	+4%

Spreads	Customers’ yield spread:
	Q1’05: 2.81%	+1 b.p.	o/ Q4’04

Costs	Cost contaiment	+0.1%	o/ Q1’04
	Efficiency ratio: 42.1%	-3.5 p.p.

Other outstanding aspects	Strong growth in fees: +17%
Growth > 10% in mutual and pension funds
Second largest fund manager in the country: market
share 18%

(*) Customer deposits without REPOs + mutual and pension funds

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29

United Kingdom: Abbey

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Abbey. Income statement Q1’05 EUR Million	30

	Q1’05

Commercial revenue	769	Revenues: stabilising, although
		still showing a slight fall in
Gross operating income	868	spreads

Income from non-financial serv.	55	Lower trading cost over Q1’04
		and Q4’04
Operating costs	-662
		Restructuring costs also lower
Net operating income	270
		Net income in line with forecast
Loan loss provisions	-58

Income before taxes	231

Attributable income	153

Note: average exchange rate Q1’05 GBP/EUR: 1.4419

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In Abbey the changes are already underway	31

Actions in line with 2005 strategic priorities

To improve sales and stabilise revenues	Completion of new management team

New branch management in place

Hiring and training of sales personnel

New product launching

To reduce costs	2,400 employees told their jobs would be eliminated (1,000 already left) 4,000 notifications expected for the whole year

Negotiations with suppliers to reach global agreements

Closing of two call-centres and an additional one announced

. . .

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Abbey. Mortgage evolution* GBP million	32

In March, approvals reached the highest market share of the last fifteen months

(*)	Approved volumes during the month

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Abbey. Business flows: Q1’05	33

Savings flow	UPLs

Abbey brand	Non-Abbey brand

New credit cards	New business protection (APE)

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34

Latin America

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Total Latin America	35

Business growth enables double digit growth in revenues, net operating income and attributable income (US$ 553 million)

Var. Q1'05 / Q1'04	Net operating income

(*)	Personnel and general costs and depreciation

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Latin America. Retail Banking	36

Growth is pushed up by retail banking, which increases revenues strongly with costs converging towards inflation...

Var. Q1'05 / Q1'04	Quarterly performance

(*)	Personnel and general costs and depreciation

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Principal countries in Latin America Q1'05. US$ million and % o/ Q1'04	37

... in all countries

Gross oper. inc.: 1,950	Net oper. inc.: 881	IBT: 761
+12.4%	+13.9%	+16.4%

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Retail Brazil Variations in local currency	38

Volume	Maintains high growth o/ Q1’04
	Loans:	+33%
	Funds*:	+21%

Spreads	Customers’ yield spread:
	Q1’05: 10.5%		+2 b.p. o/ Q4’04

Costs	Costs converging towards inflation:		+8% o/ Q1’04
	Efficiency ratio:	61.0%	-2.1 p.p.

Other outstanding aspects	General growth: mainly individuals and SMEs
Increase in market share in 12 months: loans (+0.4 p.p.); deposits and mutual funds (stable)

(*) Customer deposits without REPOs+ mutual and pension funds

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Retail Mexico Variations in local currency	39

Volume	Maintains high growth o/ Q1’04
	Loans:	+24%
	Funds*:	+15%

Spreads	Customers’ yield spread:
	Q1’05: 8.1%		+30 b.p. o/ Q4’04

Costs	Rise in costs due to increased infrastructure:		+9% o/ Q1’04
	Efficiency ratio: 53.0%		-7.2 p.p.

Other outstanding aspects	Growth in loans to individuals (cards, consumer finance and commercial loans) and SMEs
Increase in market share in 12 months: loans (+1.7 p.p.); deposits and mutual funds (+1.2 p.p.)

(*) Customer deposits without REPOs + mutual and pension funds

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Retail Chile Variations in local currency	40

Volume
Maintains high growth o/ Q1’04
	Loans (without IPAB):	+13%
	Funds*:	+12%

Spreads	Customers’ yield spread:
	Q1’05: 5.6%	+12 b.p. o/ Q4’04

Costs	Flat costs:	-3% o/ Q1’04
	Efficiency ratio:45.7%	-10.7 p.p.

Other outstanding aspects	Growth in loans to individuals: consumer finance, mortgage and cards)

Increase in market share in 12 months: loans to individuals (+1.3 p.p.); deposits and mutual funds (+0.5 p.p.)

(*)	Customer deposits without REPOs + mutual and pension funds

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41

Global businesses

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Asset Management and Insurance EUR million	42

Higher revenues and earnings from “the factory”...

Var. Q1'05 / Q1'04 (ex-Abbey)	Net operating income

Income before taxes

(*)	Personnel and general costs and depreciation

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Asset Management and Insurance EUR million	43

... and of the total contribution to the Group, including the business networks

Quarter highlights			Total Group revenues from funds and insurance

Managed volume*: EUR 185,000 mill. (including Abbey)

Mutual funds Spain

	–	Improvement in customer mix
	–	High value funds launching

Mutual funds LatAm

	–	Increase in volumes and revenues

Insurance - bancassurance

	–	Differentiated strategy by country and entity

(*)	Off-balance sheet funds + lnsurance policies liabilities
(**)	Insurance: distribution fees + net revenues from insurance activities

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Global Wholesale Banking EUR million	44

Q1'04 comparative is affected by Latin American treasuries and the cost of new projects

Var. Q1'05 / Q1'04	Net operating income

Income before taxes

(*)	Personnel and general costs and depreciation

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Global Wholesale Banking. Highlights for the quarter	45

Highlights		Gross oper. income breakdown

Emphasis on customer revenues

Costs impacted by:

–	Santander Global Markets
–	Santander Global Connect in Portugal

Negative impact of treasury trading results

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Index

Grupo Santander results Q1’05

Business areas results Q1’05

Conclusions

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Conclusions

First quarter 2005 results: high growth, spurred by retail banking business

Europe: strong growth in volumes, revenues and earnings in all units

Abbey: good start in 2005, stabilising revenues and with costs below those of last year. First signs of business recovery

Latin America: solid macro fundamentals. Group growth in the region is supported by robust growth in retail banking

Asset Management and Insurance shows a strong performance, with EUR 185,000 million in managed funds from the retail networks

Global Wholesale Banking shows increased business with customers, but with lower contribution from Latin American trading treasuries

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Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, s/n
28660 Boadilla del Monte
Madrid (Spain)
Tel.: 34 91 259 65 20 – 34 91 259 65 15 –
34 91 259 65 17 – 34 91 259 65 18
Fax: 34 91 257 02 45
e-mail: investor@gruposantander.com
www.gruposantander.com

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Item 3

Financial Report 2005
January - March

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January - March 2005
2

Key consolidated data

	Jan-Mar 05		Jan-Mar 04	VVariation (%)
	with Abbey	w/o Abbey		with Abbey	w/o Abbey	2004

Balance sheet (Million euros)
Total assets	698,581	417,231	363,420	92.22	14.81	661,113

Customer loans	370,061	209,628	183,460	101.71	14.26	358,524

Customer funds under management	607,828	392,671	357,594	69.98	9.81	600,830

On-balance sheet	465,253	265,055	240,197	93.70	10.35	460,835

Off-balance sheet	142,574	127,616	117,397	21.45	8.70	139,995

Shareholders' equity	33,338		18,718	78.11		32,111

Total managed funds	841,155	544,847	480,817	74.94	13.32	801,108

Capital and NPL ratios (%)
BIS ratio	12.97		12.29			13.01

Tier I	7.24		8.08			7.16

NPL ratio	1.07	1.22	1.33			1.02

NPL coverage	162.22	202.18	168.87			166.14

Income statement (Million euros)*
Net interest income (w/o dividends)	2,321.4	1,928.8	1,798.5	29.08	7.25	7,372.3

Commercial revenue	4,096.2	3,327.6	3,101.5	32.07	7.29	12,954.5

Gross operating income	4,537.7	3,669.4	3,419.5	32.70	7.31	14,055.2

Net operating income	2,053.7	1,784.0	1,618.6	26.89	10.22	6,661.6

Net consolidated income	1,303.9	1,150.5	965.8	35.01	19.13	3,996.2

Attributable income to the Group	1,185.1	1,031.7	855.6	38.52	20.59	3,605.9

(*)	This includes the results of the sale in January of the 2.57% stake in The Royal Bank of Scotland. A provision of the same amount and in the same line of the income statement was constituted for covering possible contingencies.

Profitability and efficiency (%)
ROA	0.76		1.06	1.02

ROE	15.06		20.18	19.70

Efficiency ratio	50.94	46.96	47.77	47.63

(general administrative expenses / gross operating income)

Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254		4,768	6,254

Share price (euros)	9.39		8.85	9.13

Market capitalisation (Million euros)	58,728		42,200	57,102

EPS (euro)	0.1900		0.1801	0.7289

Diluted EPS (euro)	0.1898		0.1795	0.7276

P/E ratio (share price / Annualized EPS)	12.35		12.29	12.53

Other data
Shareholders (number)	2,578,094		1,094,525	2,685,317

Number of employees	125,933		102,683	127,424

Continental Europe	43,387		43,836	43,366

United Kingdom (Abbey)	23,450		0	24,361

Latin America	57,625		57,475	58,265

Financial management and equity stakes	1,471		1,372	1,432

Number of branches	9,935		9,151	9,973

Continental Europe	5,241		5,112	5,233

United Kingdom (Abbey)	718		0	730

Latin America	3,976		4,039	4,010

Note:	This information has not been audited. It was prepared in accordance with International Financial Reporting Standards (IFRS).

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January - March 2005
3

Contents

Key consolidated data	2

Performance during the quarter	4

Explanatory notes to the financial statements	10

Consolidated financial report	12

Information by segments	20

The Santander Central Hispano share	44

Corporate Governance	46

Corporate Social Responsibility	47

Highlights of the quarter

•	Grupo Santander’s financial statements have been drawn up in line with the International Financial Reporting Standards (IFRS). This meant introducing changes to the accounting principles, the way statements are presented and the structure of business areas. All the information for 2004 was drawn up again in accordance with the new criteria.

•	The income statement includes the capital gain (EUR 717 million) from the sale in January of 2.57% of The Royal Bank of Scotland. A provision of the same amount and in the same line of the P&L account was constituted for covering possible contingencies. As a consequence, capital gains did not feed through to attributable income.

•	The Group also incorporated in the first quarter and for the first time Abbey’s results (attributable income of EUR 153 million), after consolidating its balance sheet at December 31, 2004. This report also presents the Group’s first quarter income statement and balance sheet figures without Abbey in order to provide like-for-like comparisons with 2004.

•	Attributable income to the Group amounted to EUR 1,185.1 million, 38.5% more than in the first quarter of 2004. Excluding Abbey, growth was 20.6% higher than the first quarter of 2004 and 33.8% more than the ordinary attributable income of the fourth quarter.

•	The main drivers were higher revenues, cost control and reduced needs for provisions. All income and revenue lines and the main segments grew (Continental Europe: net operating income, +22.8%; attributable income, +44.9%. Latin America in dollars, the currency for managing the area: net operating income, +13.9%; attributable income, +14.2%).

•	Growth was driven by the excellent level of activity in Europe and Latin America, particularly lending (Spain, Santander Consumer and all of Latin America increased by more than 15%). Managed customer funds excluding REPOs increased 10.4%. All of this pushed up revenues and, above all, the net operating income of the retail segments (Retail Banking Continental Europe: + 18.6%; Latin America Retail Banking: +40.7% in euros; Asset Management and Insurance: +45.7% excluding Abbey).

•	At the same time, the efficiency ratio improved by 0.8 p.p. (from 47.8% to 47.0% excluding Abbey) and credit risk quality remained high. The ratio of non-performing loans (excluding Abbey, in order to make like-for-like comparisons) dropped from 1.33% in March 2004 to 1.22% in March 2005 and NPL coverage rose from 169% to 202% over the same period. Including Abbey, the NPL ratio was 1.07% and coverage 162%.

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January - March 2005
4		Performance during the quarter

General background

Grupo Santander conducted its business against a background of a continued upswing in the global economy and a favourable performance in the financial markets. The United States, emerging Asian and Latin American economies registered the strongest growth while Europe and Japan were more moderate.

The US economy maintained growth of over 3% and inflation, despite the rise in oil prices, remained at a low level, enabling the Fed to gradually increase its interest rates. The Fed funds rate stood at 2.75% at the end of March. Latin America grew at 4% and the budgetary and current account balances evolved favourably. The moderate pressures on prices that emerged in 2004 began to ease. The hike in interest rates by Brazil’s and Mexico’s central banks to put a brake on inflation appeared to be coming to an end.

In the Euro zone the recovery is weak and does not appear to consolidate itself. Growth is still below 2%, due to moderate job creation, higher oil prices and the euro’s strengthening over the last few quarters. Inflation remained at around 2% and looks like dipping below this level. The European Central Bank maintained its repo rate at 2%. Spain’s growth differential remains significant as its economy is expanding by 2.7%, due to buoyant domestic demand. The UK economy, meanwhile, is also growing briskly (more than 2.5%) with inflation under control. The Bank of England’s base rate has remained at 4.75% since last August.

Summary of the Group’s performance and businesses

In this environment, Grupo Santander maintained its organic growth strategy in its traditional markets through a drive in retail business with customers, based on greater diversification and improved commercial and operating efficiency. Abbey’s management took measures to speed up cost savings, improve internal information and recover the business base through a larger and better qualified sales team. It also continued to look at opportunities to step up its presence in consumer finance business.

The 2005 financial statements were drawn up on the basis of the new International Financial Reporting Standards (IFRS). In accordance with these rules, and in order to provide like-for-like comparisons, the 2004 statements were drawn up again. These statements are not audited.

The notes explaining the main concepts affected by the changes are on pages 10 and 11 of this Report.

Grupo Santander’s attributable income in the first quarter was EUR 1,185.1 million, 38.5% more than in the same period of 2004. Both the 2005 and 2004 figures were calculated on the basis of the IFRS. The higher earnings reflect the impact of the incorporation in the first quarter of EUR 153.4 million of attributable income from Abbey. Excluding this contribution, growth would have been 20.6%.

Attributable income per share was EUR 0.1900, 5.5% more than in the first quarter of 2004, and the diluted earnings per share were EUR 0.1898.

ROE was 15.1% at the end of the first quarter (20.2% a year earlier). The lower return is the result of the capital increase for the acquisition of Abbey, a bank which has not yet reached its full potential in results. The efficiency ratio was 50.9% (excluding Abbey, it was 47.0%, 0.8 percentage points better than in the first quarter of 2004). The ratio of non-performing loans, also excluding Abbey in order to provide a like-for-like comparison, was 0.11 points lower and NPL coverage was 33 points higher than in March 2004.

This Report presents the Group’s balance sheet and income statement figures, as well as their details, with and without Abbey. The year-on-year comparisons with 2004 and the comments are made on figures excluding Abbey. As these figures are comparatively homogenous, they provide a truer picture of the Group’s performance between the two periods.

The Group’s results excluding Abbey included:

•	A 7.3% rise in commercial revenue (basic revenue plus insurance activity), with balanced growth by components,

•	Lower growth (+5.3%) in operating costs than in revenues.

•	Strong reduction in loan-loss provisions (-32.0%), due to the high quality of credit risk and the coverage levels reached, in many cases already at the maximum limit set by the Bank of Spain for the generic provision.

As a result, income before taxes (excluding Abbey) was 20.3% higher than in the first quarter, in line with the growth of attributable income (+20.6%).

This performance was slightly affected by the exchange rate differences between the two periods, as it reduced the growth by 1.5/2 percentage points. Excluding the exchange rate impact, commercial revenue rose 8.6%, net operating income 11.8% and attributable income 22.4% (all before incorporating Abbey).

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January - March 2005
Performance during the quarter		5

The Group’s attributable income does not include the capital gain from the sale in January of 2.57% of The Royal Bank of Scotland (EUR 717 million). This is because a provision of the same amount and in the same line of the income statement was constituted for covering possible contingencies.

As a result, the notable growth in the Group’s results came from both Europe and Latin America, and especially those most related to retail banking. For example, commercial revenue, excluding Abbey, rose 10.3%, net operating income increased 24.4% and attributable income was up 41.9%. Global Wholesale Banking and Financial Management and Equity Stakes, on the other hand, reflect lower results because of the impact of the markets on treasury activity, the lower revenue generated in the Assets and Liabilities portfolio of the parent bank (ALCO) and a negative impact from the structural exchange rate position.

The Group’s structure of business areas (segments) changed in the first quarter of 2005, in accordance with the indications in the new rules (IAS 14). The principal level of the structure is one divided by geographic areas, with details of the main management units, and then a secondary by the type of business (Retail Banking, Asset Management and Insurance, Global Wholesale Banking and Financial Management and Equity Stakes).

The new map of the Group’s businesses is set out on page 20 and 21 of this Report, with definitions of the two levels of segmentation and the most significant changes made in internal criteria.

The principal level of segmentation (geographic) has four segments: three operating areas plus Financial Management and Equity Stakes. The operating areas cover all the businesses that the Group develops in them, and they are: Continental Europe, United Kingdom (Abbey) and Latin America. Aside from business in the United Kingdom from Abbey, which was only integrated in 2005, the other two large segments registered growth in euros in revenues, net operating income and attributable income.

Continental Europe, which generates 57% of the attributable income of the operating areas, registered significant growth in revenues thanks to the better performance of net interest income, almost flat costs and reduced needs for provisions because of the high credit risk quality arising from implementation of the IFRS. Attributable income amounted to EUR 752.2 million, 44.9% more than in the first quarter of 2004 and 45.7% higher than in the fourth quarter. All Retail Banking units (Santander Central Hispano Network, Banesto, Santander Consumer, Portugal and Banif), as well as Asset Management and Wholesale Banking, grew.

•	In the Santander Central Hispano Network greater business with customers is feeding through to a greater extent to net interest income, enabling its trend to change (+4.4% y-o-y) and pushing up total revenues by 5.6% over the first quarter of 2004. This increase, together with another good quarter in terms of cost control, lifted net operating income by 12.0%. As a result of the reduced need for loan-loss provisions, attributable income in the first quarter was 38.2% higher than in the same period of 2004.

•	The main developments at Banesto were a rise of around 6% in gross operating income (because of strong customer activity), controlled costs and moderately rising net provisions, which produced a further improvement in the efficiency ratio, a 14.1% increase in net operating income and a 19.8% rise in attributable income.

•	Santander Consumer maintained its trend of strong growth in business and revenues (+33.2% overall; +22.5% on a like-for-like basis), well above the rise in costs (which were partly due to incorporations). Net operating income was 40.7% higher year-on-year. Lower loan-loss provisions resulted in attributable income that was 77.8% more than in the first quarter of 2004 (+61.5% on a like-for-like basis).

As part of its strategy of selective acquisitions, Santander Consumer reached agreement in the first quarter to acquire 100% of the Norwegian bank Bankia for EUR 53 million. Bankia has a market share of 4% and specialises in revolving loans through credit cards, which are solely financed by deposits.

•	In Portugal total revenues increased 7.9%, backed by net interest income and fees, and together with flat costs produced 16.9% growth in net operating income and an increase of 21.6% in attributable income.

As regards activity, lending grew at a faster pace than the market’s average, particularly mortgages and loans to companies.

United Kingdom (Abbey): management focused on developing activities in line with the strategic priorities set for the year, principally improving the productivity of sales in all channels, stabilising revenue flows and achieving cost cuts more quickly. Progress was made in all these areas.

Among other measures the new team established a new management structure in branches, hired new people and put into effect a training plan to increase the sales team. Of the 2,400 people notified that their jobs would be eliminated, 1,000 left in the first three months of 2005. Two call centres were closed and progress was made in negotiations with global suppliers.

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January - March 2005
6		Performance during the quarter

Abbey’s attributable income was EUR 153.4 million (£106.4 million). The most notable achievements were gross operating income in line with recurrent revenue in the last two quarters and lower costs.

Latin America generated EUR 421.7 million, 32% of the attributable income of operating business areas (+8.8% over Q104 and 33.0% over Q404). The main points were a strong rise in activity and in revenues from customer business, well above that of costs, and lower loan-loss provisions because of the IFRS. In dollars, the currency used to manage the area, attributable income was $553.0 million (+14.2%).

•	In Brazil the strong growth in customer business offset the weak performance of financial business in treasury and portfolios. Retail banking revenues increased 12.1% in euros, which coupled with costs that rose in line with inflation pushed up net operating income by 13.9%. The rise in customer business is not reflected in those of the whole country because of the impact of higher interest rates on the spreads of financial business and on reduced value of portfolios. As a result, total attributable income was 1.5% lower at EUR 134.9 million ($176.9 million, +3.4%).

•	Under its strategic plan focused on profitable growth, Mexico maintained in the first quarter of 2005 the strong pace of growth of 2004. This produced further market share gains in loans (mainly consumer) and managed funds, basically mutual funds, whose year-on-year growth was the highest in the Mexican banking system.

Reflecting the greater activity with customers and higher spreads, revenue growth gained in quality as it was based on recurrent revenues and diversification. Commercial revenue rose 23.6% in dollars, but growth was lower in attributable income because of the reduced contribution of markets and the rise in costs arising from increased business infrastructure and greater commercial needs. Net operating income was 7.8% higher in dollars and attributable income increased 3.4% to $130.8 million (EUR 99.8 million; -1.5%).

•	Chile’s strategy is focused on profitable growth in customer banking businesses, particularly retail segments, and on increasing the number of customers and the products they have. This resulted in strong growth in loans and deposits plus mutual funds.

The stronger activity was underscored by growth in all revenue lines, producing 33.4% growth in net operating income in dollars and 43.0% in attributable income to $92.6 million (EUR 70.6 million, +36.2%).
Of note, in terms of attributable income, in the region’s other countries were Puerto Rico (EUR 15.8 million; +10.5%), Colombia (EUR 14.7 million; +17.9%) and Argentina (EUR 11.4 million compared with almost zero in the first quarter of 2004).

The secondary level (by businesses) distinguishes between Retail Banking, Asset Management and Insurance and Global Wholesale Banking (the sum of the three geographic areas of the principal level).

Retail Banking, which generates 83% of the total revenues of the operating business areas and 75% of income before taxes, performed well. Excluding the contribution of Abbey’s retail business, the rest of the Group’s retail banking registered a rise of 24.4% in net operating income and 41.9% in income before taxes over the first quarter of 2004. Continental Europe’s net operating income increased 18.6% and its income before taxes grew 38.8%. The respective growth rates in Latin America were 40.7% and 50.1%, spurred by the take-off in customer business in the main markets.

Asset Management and Insurance (excluding Abbey’s insurance contribution) generated income before taxes of EUR 130.1 million, 52.4% higher than in the first quarter of 2004. Including Abbey’s insurance business, income before taxes was EUR 212.8 million, 11% of the total of the operating business areas.

Total revenue generated by all the products managed in this segment (mutual and pension funds and insurance) amounted to EUR 844.7 million in the first quarter, 63.7% more than in the same period of 2004. Growth, excluding Abbey, was 13.3%, underscoring the area’s innovation capacity and management, as well as the distribution power of our networks.

Global Wholesale Banking, which generates 14% of income before taxes of the operating business areas, registered a 9.3% decline in this line, because of the negative impact of markets on the contribution of trading business, particularly in the main Latin American countries.

On the other hand, customer revenues, generated by the Global Relation Model and the selling of treasury products, performed well.

In short, this analysis underlines the Group’s effort to boost business volumes and increase revenues through strengthening customer activity in all geographic and business areas, while controlling costs and enhancing credit risk quality.

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January - March 2005
Performance during the quarter	7

Grupo Santander results

Net interest income was EUR 2,357.9 million. Excluding Abbey, it was EUR 1,965.2 million, 6.6% more than in the first quarter of 2004, as the increased volumes fed through more to revenues of the retail areas, given the evolution of interest rates. The net interest income of Continental Europe and Latin America (without Abbey for like-to-like comparisons) increased 8.1%.

In accordance with the new IFRS, the cost of preferred shares is now recorded in net interest income. This cost in the first quarter was EUR 83.1 million, for the whole Group, and 15.3% lower than in the same period of 2004 without Abbey.

Total net fees and insurance activity, excluding Abbey, were 7.9% higher than in the first quarter of 2004, with a moderate rise in Europe and significant (+12.5%) in Latin America. Of note by products were the revenues from mutual and pension funds (+10.5%), insurance (+20.7%), contingent liabilities (+9.9%) and a pick-up in those from securities (+1.2%). Other fees from services increased 3.2%.

Income from companies accounted for by the equity method increased 11.7% (excluding Abbey), mainly because of Cepsa’s larger contribution.

The Group’s commercial revenue (excluding Abbey) was 7.3% higher year-on-year at EUR 3,327.6 million. This growth was the same in gross operating income, as the negative impact on trading gains of the lower value of some Latin American portfolios and the reduced revenues from management of the parent bank’s structural risk were offset by higher trading gains from customers and the positive effect of applying the IFRS to the valuation of derivatives.

Including Abbey, gross operating income amounted to EUR 4,537.7 million, 32.7% more than in the first quarter of 2004.

Total general administrative expenses increased 5.5% excluding Abbey, due to the commercial efforts and the increased infrastructure in some countries (Brazil and Mexico) and the perimeter effect of Santander Consumer’s acquisitions in 2004. The growth in costs, lower than that of revenues, produced an improvement of 0.8 points in the efficiency ratio to 47.0% (excluding Abbey). The Group’s efficiency ratio including Abbey stood at 50.9% at the end of the first quarter.

The net figure of revenues less the costs of non-financial services (excluding Abbey) was EUR 65.9 million, 30.8% more than in the first quarter of 2004. This concept covers the results of non-financial consolidated companies (real estate and renting companies, among others).

Net operating income (excluding Abbey) grew 10.2%. This growth was based on all operating areas, which increased 17.5% (Financial Management and Equity Stakes contributed less than in 2004 because of the reduced revenues from the ALCO portfolios). Including Abbey, net operating income was EUR 2,053.7 million, 26.9% more than in the first quarter of 2004.

The impairment loss on the Group’s assets amounted to EUR 291.3 million, most of which were net loan loss provisions (EUR 281.1 million) which, excluding Abbey, were 32.0% lower than in the first quarter of 2004 after falling in all geographic areas and main business units. They declined because of applying the IFRS, the high credit risk quality and lower country-risk provisions.

Other income was EUR 144.5 million negative in the first quarter of 2005 (EUR 100.1 million negative in the same period of 2004).

Attributable income, excluding Abbey, amounted to EUR 1,031.7 million, 20.6% more than in the first quarter of 2004 and 33.8% higher than the ordinary attributable income in the fourth quarter. Including Abbey’s contribution of EUR 153.4 million, total attributable income was 38.5% higher than in the first quarter of 2004 at EUR 1,185.1 million.

Grupo Santander balance sheet

Assets at the end of the first quarter amounted to EUR 698,581 million and including off-balance sheet assets they totalled EUR 841,155 million.

Loans and managed funds (customer activity) amounted to EUR 377,256 million and EUR 607,828 million, respectively. A large part of this growth (+100.4% and +70.0% y-o-y) was due to Abbey’s incorporation in December 2004 and the greater geographic diversification of businesses. Continental Europe accounted for 47% of the Group’s total lending, the United Kingdom 43% and Latin America 10%.

In order to provide like-for-like comparisons, the Group’s performance over the last 12 months is analysed without including Abbey.

Gross lending increased 14.7% over March 2004 to EUR 215,850 million (+15.8% excluding securitisations). Year-on-year growth in loans to other resident sectors was 17.6% and particularly noteworthy was the 23.0% rise in

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January - March 2005
8	Performance during the quarter

secured loans (both excluding securitisations). Loans to the non-resident sector increased 14.0%.

As regards the geographic distribution (principal segments), Continental Europe’s lending grew 15% with rises in all countries. In Spain the Santander Central Hispano Network’s lending increased 18% and Banesto’s 21%, while Portugal’s rose 6% and Santander Consumer’s 31% (all excluding securitisations).

Latin America’s registered growth of 20% in euros (+23% in local currency), with increases in all large countries: Brazil (+33%), Mexico (+24%), excluding the Fobaproa paper, and Chile (+13%).

On-balance sheet customer funds excluding Abbey amounted to EUR 265,055 million, 10.4% more than in the first quarter of 2004. Deposits excluding REPOs increased 6.9%, marketable debt securities 32.5% and subordinated debt 2.9%, while insurance liabilities declined 19.6%, following the sale of the collective life assurance business in Spain in the first half of 2004.

Off-balance sheet funds, also excluding Abbey, rose 8.7% year-on-year to EUR 127,616 million, due to the good performance of the three concepts included, which increased in almost all countries where the Group operates. Mutual funds grew 7.0%, pension plans 10.6% and managed portfolios 20.2%.

Total managed funds (on-and off-balance sheet), excluding Abbey, amounted to EUR 392,671 million at the end of March, 9.8% more than a year earlier (+11.0% excluding the exchange rate impact).

Continental Europe’s total funds increased 10% (+11% on-balance sheet and +8% off-balance sheet). In Spain, which accounts for more than 80% of Continental Europe’s total balances, on-balance sheet funds increased 13% and off-balance sheet ones 7%. In Spain the Group continued to be the leader in mutual funds with a market share of around 27%. In Portugal the Group is ranked second in mutual funds with a market share of 18%.

Latin America’s on- and off-balance sheet funds increased 10% in euros (+15% excluding the exchange rate impact). All countries’ funds grew in local currency terms and in deposits, excluding REPOs, they all registered double digit growth, notably Venezuela (+69%), Brazil (+32%), Puerto Rico and Argentina with growth above 20%, and Mexico and Chile growing at 12%. The region’s mutual funds rose 16% (excluding the exchange rate impact), notably Argentina, Mexico, Colombia and Puerto Rico. In pension plans all countries grew (+13% overall growth, excluding the exchange rate impact).

In addition, and as part of its global financing strategy, the Group issued EUR 2,000 million of 7-year mortgage bonds in the first quarter, as well as five issues of senior debt, four of them denominated in euros, for a total amount of EUR 3,675 million and one in sterling (£55 million).

Two issues of senior debt amounting to EUR 510 million matured in the first quarter of 2005, and two issues of preferred shares (EUR 506 million) and two issues of subordinated debt ($600 million) were amortised ahead of schedule.

Goodwill pending amortisation, including Abbey, stood at EUR 15,382 million at the end of the first quarter. Grupo Santander’s shareholders’ equity, on the basis of BIS criteria, amounted to EUR 46,525 million, EUR 17,818 million more than the minimum requirement. The BIS ratio was 13.0%, Tier 1 7.2% and core capital 5.3%.

Risk management

The Group’s ratio of non-performing loans (NPLs) was 1.07% at the end of the first quarter of 2005 and NPL coverage was 162%. Excluding Abbey, the NPL ratio was 1.22%, 1 b.p. lower than the fourth quarter of 2004 and 11 b.p. below that of the first quarter.

NPL coverage increased 8 percentage points during the first quarter to 202% (+33 points y-o-y).

Net loan loss provisions were 32.0% less than in the first quarter of 2004 (excluding Abbey). Specific provisions, net of the recovery of written-off assets, amounted to EUR 135.6 million, 15.6% more than in the first quarter of 2004. This percentage was almost the same as that for the rise in credit risk during the period, which meant keeping the cost of credit at a historically low level of 0.22%.

The NPL ratio in Spain remained at an all time low, falling to 0.59% at the end of the first quarter, 4 b.p. less than at the end of 2004 and 14 b.p. below the level of March 2004. NPL coverage rose during the first quarter by 40 percentage points to 359% (+101 points y-o-y).

The NPL ratio in Portugal, in a still weak economic environment, was 1.68% (+30 b.p. during the first quarter and +21 b.p. y-o-y), affected particularly by securitisations. NPL coverage was 182%, 26 points higher than in March 2004.

Consumer Banking in Europe, including Grupo Hispamer in Spain, Grupo CC-Bank in Germany, Finconsumo in Italy and the acquisitions in Norway and Poland, increased its NPL ratio slightly to 2.44%, due to the rise in doubtful balances in Italy and Germany. NPL coverage was 127% (slightly

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January - March 2005
Performance during the quarter	9

lower than in March 2004, but 2.4 points higher than at the end of 2004).

In Latin America the NPL ratio declined by 22 b.p. during the first quarter to 2.73%. It was 47 b.p. lower year-on-year. NPL coverage reached 160%, a rise of 8 percentage points during the quarter and 20 year-on-year.

Abbey’s NPL ratio was 0.84% in March 2005, up from 0.70% at the end of 2004. NPL coverage was 72%.

As regards market risk management, at the beginning of the year Abbey’s positions were included in the total VaRD of the Group’s trading portfolios. These represented a VaRD of EUR 9.6 million, but the Group’s total VaRD only rose by EUR 4 million to EUR 18.3 million because of diversification.

During the first quarter VaRD remained stable at around an average of EUR 18.4 million (varying between EUR 17.4 million and EUR 19.5 million). The variations arose from changes in positions and the volatility of markets.

Dividends

On February 1, Santander Central Hispano paid a third interim dividend charged to 2004 earnings of EUR 0.0830 per share. The fourth dividend of EUR 0.0842 per share began to be paid as of May 1.

The total dividend charged to 2004 earnings that the Board will propose to the Shareholders’ Meeting is EUR 0.3332 per share, 10% more than in 2003.

Exchange rates: 1 euro / currency parity
	Average (Income statement)				Period-end (balance sheet)

	Jan-Mar	05	Jan-Mar	04	31.03.	05	31.12.	04	31.03.	04

US$	1.3112		1.2490		1.2964		1.3621		1.2224

Pound sterling	0.6935		0.6794		0.6885		0.7050		0.6659

Brazilian real	3.4927		3.6186		3.4692		3.6177		3.5572

New Mexican peso	14.6605		13.7286		14.5207		15.2279		13.6615

Chilean peso	758.5727		734.8456		760.9868		759.7110		752.9950

Venezuelan bolivar	2,609.8758		2,226.7747		2,783.7597		2,611.9630		2,344.0613

Argentine peso	3.8470		3.6429		3.7887		4.0488		3.5175

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January - March 2005
10		Explanatory notes to the financial statements

Explanatory notes to the financial statements

The International Financial Reporting Standards (IFRS) came into force in Spain on January 1, 2005 and must be applied by the groups of listed companies.

As a result, in order to interpret appropriately the financial statements presented below, the accounting principles described in Note 1 of the latest annual statements drawn up by Grupo Santander must be taken into account, and the changes which are now indicated. The figures for 2004 have been drawn up retroactively using the new criteria, but have not yet been audited.

a)	Financial commissions. Commissions for the opening of credits and loans, which are not directly incurred by the formalisation of operations, must be accrued over the life of the operation, as one more component of the effective return of a credit or loan, although limited amounts are recorded in other operating income at the time they are charged. Until now, these commissions were fully reflected in the income statement once the operation was approved.

b)	Derivatives. Under the IFRS, all derivative products have to be valued on the basis of their fair value which, whenever possible, should be their market value, recording, as a general rule, the changes in the income statement. Previously, all that could be recorded were the changes in value if they were derivatives contracted in organised markets. Otherwise, if the valuation showed potential losses, they were reflected in results and if they were potential profits they could not be recorded until their effective materialisation or be offset with capital losses in instruments of the same currency.

c)	Financial assets available for sale. The new rules create a portfolio that is very similar to the previous portfolio of ordinary investment. The basic difference is that the changes in the fair value of assets classified in this portfolio must be registered, both negative and positive ones, in the company’s assets. When these changes in value occur, they are recorded in the income statement. The previous rules were similar but only in the allowance for capital losses.

d)	Net loan-loss provisions. The new rules establish an impairment test for all assets. The Bank of Spain introduces a new provision for inherent losses, which are those that all risk operations contracted by the entity have from the time they are granted. The new provision replaces the previous generic and statistical provisions. There are also maximum and minimum provision limits and a mechanism for annual allocation which takes into account, on the one hand, the change in the credit during the year and, on the other, the specific provisions made during the year for specific doubtful loans.

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January - March 2005
Explanatory notes to the financial statements		11

e)	Pension funds. The new rules mean the so-called "focus of the fluctuation band" can be applied to actuarial gains and losses, deferring the recording in results of the differences that exceed 10% of the commitments over a period of up to five years. This focus is also applied to the deficit that arose in 2000 as a result of implementing the regulations issued in 1999 and which had to be amortised in 10 years, as long as this deficit is within the 10% fluctuation band.

f)	Goodwill. Until now, goodwill had to be amortised systematically over a period which could last 20 years. Under the new rules goodwill stops being amortised and must be submitted, at least annually, to an impairment test to determine if it continues to maintain its value, or whether the eventual deterioration should be recorded against the income statement.

g)	Operations with treasury stock instruments. Under the IFRS the results from the trading of treasury stock are recorded as changes in net wealth and their value remains fixed at acquisition cost. Under the previous rules the results were recorded in the income statement.

h)	Capital with the nature of financial liabilities. The cost of some capital instruments, such as preferred shares, which have a regular contractual remuneration, is now recorded as a financial cost. Previously, this cost was attributed to minority interests.
i)	Sphere of consolidation. Until now, in the consolidated financial statements of groups of credit entities only financial entities and companies that conducted banking activity or were mere investment companies consolidated by the global integration method. In addition, insurance companies and others whose activity had nothing to do with financial activity, such as industrial, commercial or real estate firms, consolidated by the equity method.

The IFRS broaden the perimeter of consolidation to all companies that are part of the group where management control is exercised. The results from commissions charged by the Group’s insurance companies are consolidated by global integration in the income statement. Operating results contributed by other non-financial and consolidated companies are recorded under "Income from non-financial services" and "Non-financial expenses". Lastly, the results contributed by non-consolidated companies over which there is a significant influence on their management are recorded as "Income from companies accounted for by the equity method."

The two changes that most affect the income statement, and positively, are the amortisation of goodwill and the reduced needs for loan-loss provisions.

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January - March 2005
12		Consolidated financial report

Income statement
Million euros
	Jan-Mar 05		Jan-Mar 04	Variation w/o Abbey

	with Abbey	w/o Abbey		Amount	(%)

Net interest income (w/o dividends)	2,321.4	1,928.8	1,798.5	130.3	7.25

Dividends	36.4	36.4	44.6	(8.2)	(18.42)

Net interest income	2,357.9	1,965.2	1,843.1	122.1	6.63

Income from companies accounted for by the equity method	140.5	140.0	125.3	14.7	11.71

Net fees	1,384.2	1,170.1	1,101.6	68.5	6.22

Insurance activity	213.6	52.3	31.5	20.8	66.19

Commercial revenue	4,096.2	3,327.6	3,101.5	226.1	7.29

Gains (losses) on financial transactions	441.5	341.8	318.1	23.7	7.45

Gross operating income	4,537.7	3,669.4	3,419.5	249.8	7.31

Income from non-financial services	155.7	100.9	88.8	12.1	13.68

Non-financial expenses	(35.0)	(35.0)	(38.4)	3.4	(8.84)

Other operating income	(13.2)	(21.3)	(17.9)	(3.4)	19.29

Operating costs	(2,591.4)	(1,929.9)	(1,833.5)	(96.4)	5.26

General administrative expenses	(2,311.4)	(1,723.1)	(1,633.5)	(89.6)	5.49

Personnel	(1,383.7)	(1,074.0)	(1,016.7)	(57.3)	5.64

Other administrative expenses	(927.7)	(649.0)	(616.7)	(32.3)	5.24

Depreciation and amortisation	(280.1)	(206.8)	(200.0)	(6.8)	3.40

Net operating income	2,053.7	1,784.0	1,618.6	165.5	10.22

Impairment loss on assets	(291.3)	(233.2)	(365.9)	132.7	(36.25)

Net loan loss provisions	(281.1)	(223.0)	(328.1)	105.2	(32.05)

Goodwill	0.0	0.0	(2.4)	2.4	(100.00)

Other assets	(10.3)	(10.3)	(35.3)	25.0	(70.90)

Other income	(144.5)	(163.7)	(100.1)	(63.7)	63.63

Income before taxes	1,617.9	1,387.1	1,152.6	234.5	20.34

Corporate income tax	(314.4)	(237.0)	(189.1)	(48.0)	25.36

Net income from ordinary activity	1,303.4	1,150.1	963.5	186.5	19.36

Net income from discontinued operations	0.5	0.5	2.2	(1.8)	(79.85)

Net consolidated income	1,303.9	1,150.5	965.8	184.7	19.13

Minority interests	118.8	118.8	110.2	8.6	7.78

Attributable income to the Group	1,185.1	1,031.7	855.6	176.2	20.59

Pro memoria:
Average total assets	685,237	408,535	365,486	43,049	11.78

Average shareholders' equity*	31,474		16,963	14,511	85.55

(*) Variation with Abbey

Net interest income (excluding dividends)	Commercial revenue (excluding dividends)
Million euros	Million euros

(*) Exchange rate effect excluded: +30.7% (w/o Abbey, +8.8%)	(*) Exchange rate effect excluded: +34.1% (w/o Abbey, +9.0%)

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January - March 2005
Consolidated financial report		13

Quarterly
Million euros
	2004				2005

	Q1	Q2	Q3	Q4	Q1

Net interest income (w/o dividends)	1,798.5	1,821.4	1,844.2	1,908.2	2,321.4

Dividends	44.6	197.2	103.3	44.0	36.4

Net interest income	1,843.1	2,018.6	1,947.5	1,952.2	2,357.9

Income from companies accounted for by the equity method	125.3	81.7	132.5	109.5	140.5

Net fees	1,101.6	1,174.2	1,141.7	1,165.2	1,384.2

Insurance activity	31.5	45.6	40.7	43.6	213.6

Commercial revenue	3,101.5	3,320.1	3,262.4	3,270.5	4,096.2

Gains (losses) on financial transactions	318.1	325.0	265.5	192.2	441.5

Gross operating income	3,419.5	3,645.2	3,527.9	3,462.7	4,537.7

Income from non-financial services	88.8	101.8	77.2	80.1	155.7

Non-financial expenses	(38.4)	(42.8)	(32.0)	(32.0)	(35.0)

Other operating income	(17.9)	(9.2)	(20.8)	(15.0)	(13.2)

Operating costs	(1,833.5)	(1,866.6)	(1,868.9)	(1,964.4)	(2,591.4)

General administrative expenses	(1,633.5)	(1,657.3)	(1,660.3)	(1,743.7)	(2,311.4)

Personnel	(1,016.7)	(1,037.6)	(1,047.9)	(1,133.7)	(1,383.7)

Other administrative expenses	(616.7)	(619.7)	(612.3)	(609.9)	(927.7)

Depreciation and amortisation	(200.0)	(209.3)	(208.6)	(220.8)	(280.1)

Net operating income	1,618.6	1,828.3	1,683.4	1,531.3	2,053.7

Impairment loss on assets	(365.9)	(472.4)	(496.4)	(508.8)	(291.3)

Net loan loss provisions	(328.1)	(436.4)	(471.1)	(337.2)	(281.1)

Goodwill	(2.4)	0.0	0.0	(135.8)	0.0

Other assets	(35.3)	(36.0)	(25.3)	(35.8)	(10.3)

Other income	(100.1)	(5.5)	48.3	(179.6)	(144.5)

Income before taxes (ordinary)	1,152.6	1,350.4	1,235.4	842.9	1,617.9

Corporate income tax	(189.1)	(230.8)	(196.1)	19.2	(314.4)

Net income from ordinary activity	963.5	1,119.6	1,039.3	862.1	1,303.4

Net income from discontinued operations	2.2	1.2	2.1	6.2	0.5

Net consolidated income (ordinary)	965.8	1,120.8	1,041.4	868.3	1,303.9

Minority interests	110.2	89.3	93.7	97.2	118.8

Attributable income to the Group (ordinary)	855.6	1,031.5	947.7	771.1	1,185.1

Net extraordinary gains and writedowns	0.0	359.0	472.2	(831.3)	0.0

Attributable income to the Group (includ. extraordinaries)	855.6	1,390.5	1,419.9	(60.2)	1,185.1

Net operating income	Attributable income to the Group (ordinary)
Million euros	Million euros

(*) Exchange rate effect excluded: +28.5% (w/o Abbey, +11.8%)	(*) Exchange rate effect excluded: +40.4% (w/o Abbey, +22.4%)

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January - March 2005
14		Consolidated financial report

Net fees and insurance business
Million euros
	Jan-Mar 05		Jan-Mar 04	Variation w/o Abbey

	with Abbey	w/o Abbey		Amount	(%)

Commissions for services	788.6	616.2	588.4	27.8	4.72

Credit and debit cards	134.5	129.9	126.3	3.6	2.87

Insurance	188.4	119.3	110.7	8.6	7.77

Account management	116.7	116.7	98.4	18.3	18.55

Commercial bills	70.6	70.6	91.4	(20.8)	(22.76)

Contingent liabilities	60.7	60.7	55.2	5.4	9.86

Other transactions	217.8	119.1	106.4	12.7	11.90

Mutual & pension funds	442.7	412.9	373.8	39.1	10.46

Securities services	152.9	141.1	139.4	1.6	1.18

Net fees	1,384.2	1,170.1	1,101.6	68.5	6.22

Insurance activity	213.6	52.3	31.5	20.8	66.19

Net fees and insurance business	1,597.8	1,222.4	1,133.1	89.4	7.89

Operating costs
Million euros
	Jan-Mar 05		Jan-Mar 04	Variation w/o Abbey

	with Abbey	w/o Abbey		Amount	(%)

Personnel expenses	1,383.7	1,074.0	1,016.7	57.3	5.64

General expenses:	927.7	649.0	616.7	32.3	5.24

Information technology	115.2	88.6	83.1	5.5	6.66

Communications	87.2	53.1	57.9	(4.7)	(8.14)

Advertising	100.9	79.1	77.6	1.5	1.95

Buildings and premises	177.5	115.5	124.6	(9.1)	(7.29)

Printed and office material	28.0	20.2	18.7	1.5	8.05

Taxes (other than income tax)	35.6	35.6	36.2	(0.6)	(1.70)

Other expenses	383.3	256.9	218.8	38.1	17.44

Personnel and general expenses	2,311.4	1,723.1	1,633.5	89.6	5.49

Depreciation and amortisation	280.1	206.8	200.0	6.8	3.40

Total operating cost	2,591.4	1,929.9	1,833.5	96.4	5.26

Net loan loss provisions
Million euros
	Jan-Mar 05		Jan-Mar 04	Variation w/o Abbey

	with Abbey	w/o Abbey		Amount	(%)

Non performing loans	443.3	376.9	397.3	(20.3)	(5.12)

Country-risk	(27.5)	(27.5)	18.8	(46.3)	—

Recovery of written-off assets	(134.7)	(126.5)	(87.9)	(38.5)	43.79

Total	281.1	223.0	328.1	(105.2)	(32.05)

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January - March 2005
Consolidated financial report		15

Balance sheet
Million euros
	31.03.05		31.03.04	Variation w/o Abbey		31.12.04

	with Abbey	w/o Abbey		Amount	(%)

Assets

Cash on hand and deposits at central banks	10,205	9,762	9,271	491	5.29	8,801

Trading portfolio	88,792	37,468	30,547	6,921	22.66	83,032

Debt securities	59,531	26,100	21,830	4,270	19.56	56,736

Equities	6,066	3,372	2,743	629	22.92	4,470

Other	23,195	7,996	5,974	2,022	33.84	21,826

Other financial assets at fair value	116	116	90	26	28.91	96

Available-for-sale financial assets	71,921	50,517	62,237	(11,720)	(18.83)	75,141

Debt securities	57,823	44,768	51,853	(7,084)	(13.66)	58,397

Equities	14,098	5,749	10,384	(4,635)	(44.64)	16,744

Loans	455,129	264,280	223,407	40,873	18.30	420,886

Deposits at credit institutions	76,023	46,917	34,741	12,176	35.05	55,289

Loans and credits	370,061	209,628	183,460	26,168	14.26	358,524

Other	9,045	7,736	5,207	2,529	48.58	7,072

Investments	3,817	16,326	3,547	12,779	360.26	3,748

Intangible assets and property and equipment	11,141	5,921	5,638	283	5.02	10,980

Goodwill	15,382	4,932	4,894	38	0.78	15,091

Insurance and reinsurance assets	5,256	2,667	2,742	(75)	(2.72)	5,208

Other	36,822	25,240	21,045	4,195	19.93	38,129

Total assets	698,581	417,231	363,420	53,811	14.81	661,113

Liabilities and shareholders' equity
Trading portfolio	46,279	13,458	11,566	1,892	16.36	33,795

Financial liabilities at amortized cost	531,782	329,883	293,477	36,406	12.41	509,259

Due to central banks and credit institutions	100,999	64,776	57,548	7,227	12.56	84,301

Customer deposits	284,732	181,447	170,566	10,881	6.38	290,173

Marketable debt securities	116,119	62,963	47,529	15,434	32.47	106,916

Subordinated debt	21,999	13,131	12,759	372	2.91	22,178

Other financial liabilities	7,934	7,566	5,075	2,491	49.09	5,691

Insurance liabilities	42,404	7,513	9,343	(1,829)	(19.58)	41,568

Provisions	16,045	14,158	13,400	758	5.66	15,660

Other liability accounts	17,654	10,981	8,149	2,832	34.75	16,708

Preferred securities	7,061	4,208	4,184	24	0.58	7,623

Minority interests	2,283	2,283	2,046	238	11.62	2,085

Equity adjustments by valuation	1,735	1,514	2,202	(688)	(31.24)	1,778

Capital stock	3,127	3,127	2,384	743	31.16	3,127

Reserves	30,863	30,910	16,922	13,988	82.66	27,215

Income attributable to the Group	1,185	1,032	856	176	20.59	3,606

Less: dividends	(1,837)	(1,837)	(1,109)	(729)	65.72	(1,311)

Total liabilities and shareholders' equity	698,581	417,231	363,420	53,811	14.81	661,113

Off-balance-sheet managed funds	142,574	127,616	117,397	10,219	8.70	139,995

Total managed funds	841,155	544,847	480,817	64,030	13.32	801,108

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January - March 2005
16		Consolidated financial report

Customer loans
Million euros
	31.03.05		31.03.04	Variation w/o Abbey		31.12.04

	with Abbey	w/o Abbey		Amount	(%)

Public sector	4,279	4,279	5,626	(1,347)	(23.94)	4,264

Other residents	128,876	128,876	110,053	18,823	17.10	124,807

Secured loans	62,962	62,962	51,655	11,306	21.89	59,826

Other loans	65,914	65,914	58,398	7,516	12.87	64,982

Non-resident sector	244,101	82,695	72,555	10,140	13.98	236,306

Secured loans	155,693	20,855	20,636	219	1.06	152,541

Other loans	88,408	61,840	51,919	9,921	19.11	83,765

Gross loans and credits	377,256	215,850	188,235	27,616	14.67	365,377

Credit loss allowance	7,195	6,223	4,775	1,448	30.32	6,853

Net loans and credits	370,061	209,628	183,460	26,168	14.26	358,524

Pro memoria: Doubtful loans	4,489	3,135	2,990	145	4.84	4,191

Public sector	2	2	3	(1)	(22.33)	3

Other residents	898	898	955	(57)	(5.94)	999

Non-resident sector	3,589	2,235	2,033	202	9.94	3,189

Credit risk management (*)
Million euros
	31.03.05		31.03.04	Variation w/o Abbey		31.12.04

	with Abbey	w/o Abbey		Amount	(%)

Non-performing loans	4,418	3,064	2,924	140	4.78	4,105

NPL ratio (%)	1.07	1.22	1.33	(0.11)		1.02

Credit loss allowances	7,167	6,194	4,938	1,257	25.45	6,821

Specific	3,207	2,695	2,427	267	11.01	3,013

General-purpose	3,959	3,500	2,510	989	39.42	3,809

NPL coverage (%)	162.22	202.18	168.87	33.31		166.14

Ordinary non-performing and doubtful loans **	2,978	2,637	2,426	211	8.70	2,753

NPL ratio (%) **	0.72	1.05	1.11	(0.06)		0.69

NPL coverage (%) **	240.69	234.86	203.50	31.36		247.77

(*)	Excluding country-risk

(**)	Excluding mortgage guarantees

Note: NPL ratio: Non-performing loans / computable assets

Non-performing loans by quarter
Million euros
	2004				2005

	Q1	Q2	Q3	Q4	Q1

Balance at beginning of period	3,513	2,924	2,909	2,933	4,105

+ Net additions *	(159)	234	261	1,282	496

- Write-offs	(430)	(249)	(237)	(109)	(183)

Balance at period-end	2,924	2,909	2,933	4,105	4,418

(*)	In Q4 04, 1,116.7 million relate to Abbey.

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January - March 2005
Consolidated financial report		17

Gross loans and credits	Customer loans. March 2005
Billion euros	% o/ operating areas

(*) Exchange rate effect excluded: +101,3% (w/o Abbey, +15,5%)

NPL ratio	NPL coverage
%	%

Trading portfolios*. VaR by region. First quarter
Million euros
	2005		2004

	Avg	Latest	Avg

Total	18.4	18.0	14.6

Europe	10.5	11.2	4.1

USA	2.7	2.0	2.4

Latin America	14.7	14.0	13.8

Trading portfolios*. VaR by product. First quarter
Million euros

	Min	Avg	Max	Latest

Total trading
Total VaR	17.4	18.4	19.5	18.0

Diversification effect	(1.9)	(6.0)	(11.7)	(9.4)

Fixed income VaR	7.7	10.5	14.2	13.0

Equity VaR	3.6	4.7	5.8	5.4

Currency VaR	7.9	9.2	11.2	9.1

Trading portfolios*. VaR performance 2005
Million euros

(*) with Abbey	M’2005

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January - March 2005
18		Consolidated financial report

Customer funds under management
Million euros
	31.03.05		31.03.04	Variation w/o Abbey		31.12.04

	with Abbey	w/o Abbey		Amount	(%)

Public sector	18,172	18,172	11,467	6,705	58.48	13,998

Other residents	83,104	83,104	83,194	(90)	(0.11)	86,234

Demand deposits	46,123	46,123	42,306	3,817	9.02	44,259

Time deposits	20,786	20,786	21,422	(636)	(2.97)	24,258

REPOs	16,054	16,054	19,275	(3,221)	(16.71)	17,592

Other	141	141	191	(50)	(26.28)	125

Non-resident sector	183,455	80,171	75,905	4,266	5.62	189,941

Demand deposits	98,380	31,036	28,314	2,721	9.61	95,263

Time deposits	50,002	25,831	25,739	92	0.36	49,594

REPOs	9,818	7,134	7,891	(757)	(9.60)	17,128

Public Sector	2,658	2,658	2,225	433	19.45	2,616

Other	22,597	13,512	11,735	1,777	15.15	25,339

Customer deposits	284,732	181,447	170,566	10,881	6.38	290,173

Debt securities	116,119	62,963	47,529	15,434	32.47	106,916

Subordinated debt	21,999	13,131	12,759	372	2.91	22,178

Insurance liabilities	42,404	7,513	9,343	(1,829)	(19.58)	41,568

On-balance-sheet customer funds	465,253	265,055	240,197	24,858	10.35	460,835

Mutual funds	94,707	93,258	87,172	6,086	6.98	94,125

Pension plans	36,218	22,709	20,533	2,176	10.60	34,873

Managed portfolios	11,649	11,649	9,692	1,957	20.19	10,997

Off-balance-sheet customer funds	142,574	127,616	117,397	10,219	8.70	139,995

Customer funds under management	607,828	392,671	357,594	35,077	9.81	600,830

Customer funds under management	Customer funds under management. March 2005
Billion euros	% o/ operating areas

(*) Exchange rate effect excluded: +71.0% (w/o Abbey, +11.0%)

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January - March 2005
Consolidated financial report		19

Shareholders' equity and capital ratios
Million euros
			Variation

	31.03.05	31.03.04	Amount	(%)	31.12.04

Capital stock	3,127	2,384	743	31.16	3,127

Additional paid-in surplus	20,370	8,721	11,649	133.58	20,370

Reserves	10,495	8,219	2,276	27.70	6,949

Treasury stock	(2)	(17)	15	(87.55)	(104)

On-balance-sheet shareholders' equity	33,990	19,306	14,684	76.06	30,342

Net attributable income	1,185	856	330	38.52	3,606

Interim dividend distributed	(1,311)	(1,109)	(202)	18.22	(792)

Shareholders' equity at period-end	33,865	19,053	14,811	77.74	33,156

Interim dividend not distributed	(527)	(336)	(191)	56.85	(1,046)

Shareholders' equity	33,338	18,718	14,620	78.11	32,111

Valuation adjustments	1,735	2,202	(467)	(21.21)	1,778

Minority interests	2,283	2,046	238	11.62	2,085

Preferred securities	7,061	4,184	2,877	68.77	7,623

Shareholders' equity and minority interests	44,417	27,149	17,268	63.61	43,596

Basic capital	25,992	17,088	8,904	52.11	24,419

Supplementary capital	20,533	8,894	11,639	130.86	19,941

Computable capital (BIS criteria)	46,525	25,982	20,543	79.07	44,360

Risk-weighted assets (BIS criteria)	358,834	211,375	147,459	69.76	340,946

BIS ratio	12.97	12.29	0.68	0.00	13.01

Tier 1	7.24	8.08	(0.84)	0.00	7.16

Cushion (BIS ratio)	17,818	9,072	8,747	96.42	17,084

Statement of changes in consolidated shareholders' equity
Million euros
	Jan-Mar 05	Jan-Mar 04

Available-for-sale financial assets	(496)	118

Other financial liabilities at fair value	0	0

Cash flow hedges	(30)	8

Hedges of net investments in businesses abroad	(13)	(93)

Exchange differences	497	131

Long-term assets for sale	0	0

Net revenues recorded in shareholders' equity	(42)	164

Net consolidated income (published)	1,304	966

Adjustments for changes in accounting criteria	0	0

Adjustments for misstatements	0	0

Net consolidated income	1,304	966

Parent Bank	1,143	1,020

Minority interests	119	110

Total revenues and expenses	1,262	1,130

Rating agencies

Financial
	Long term	Short term	Strength

Moody’s	Aa3	P1	B

Standard & Poor’s	A+	A1

Fitch Ratings	AA-	F1+	B

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	January - March 2005	Information by segments
20

Description of the segments

As a result of the entry into force of the International Financial Reporting Standards (IFRS), Grupo Santander has redefined its business areas. The new rules introduce changes to both the accounting principles as well as the way financial statements are presented, and they also specifically regulate information on the different business segments of companies in aspects such as their definition, breakdown and the minimum level of information to be supplied. The new areas also reflect the recent incorporation of Abbey, following the consolidation of its balance sheet at the end of 2004.

The financial information presented for the first quarter of 2005 reflects the new structure of the business areas and the data for 2004 has been adjusted in accordance with the criteria so that like-for-like comparisons can be made.

The financial statements of each business area have been drawn up by adding up the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the financial statements are adapted to the new rules, applying the same general principles as those used in the Group.

As well as applying the general accounting changes set out on pages 10 and 11 of this Report to the different business areas, some internal criteria which better identify the risks and returns of each business have been changed, in accordance with the principles established in the new rules. The main changes are as follows:

•	Centralised costs. Although the principle of applying to each unit the costs of central services incurred by them for support and control is maintained, corporate and institutional expenses related to the functioning of the Group are excluded. These are now recorded in Financial Management and Equity Stakes. These costs used to be assigned to all businesses. On the other hand, the costs related to projects underway, mainly spending on IT systems, which were not of a corporate nature have been applied to the corresponding business.

•	Provisions and total funds for country risk. Both the risk, as well as its provision are applied to the business area responsible for its management and where the net revenues of these operations are reflected. Only those intra-group operations which maintain the provisions, where risk disappears on an accounting basis, continue to be recorded, as before, in Financial Management and Equity Stakes.

•	Pension provisions. The general principle is that each business assumes the cost for this concept, both the normal allocation as well as that of possible deficits. The only exception relates to the amortisation derived from the initial deficit that surpasses the "corridor". In these cases, as the aforementioned amortisation occurred because of a corporate decision by the Group, and provided it happens within five years and with the limit of the initial deficit, its cost will be assumed by Financial Management and Equity Stakes.

•	Shareholders’ equity. In line with the development in the Group of the necessary processes for calculating and managing economic capital, the adjustment for regulatory capital maintained until now has been eliminated. This means that each business maintains the shareholders’ equity it manages and only in those cases where this figure is higher than the economic capital will its use above this level be penalised. On the contrary no payment will be made to the business.

In accordance with the criteria established in the IFRS, the structure of the operating business areas is presented on two levels:

Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas. In addition, information is provided on the most representative management units in each one of them. The reported segments are:

•	Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), asset management and insurance and wholesale banking conducted in Europe with the exception of Abbey. Given the importance and specific weight of some of these units, the financial information of the Santander Central Hispano Network, Banesto, Portugal and Santander Consumer is detailed.

In addition, small units outside the three geographic areas, whose relative importance in total business is not significant and which are extensions of the main areas, are included in Continental Europe.

•	United Kingdom (Abbey). This only covers Abbey’s business, mainly focused on retail banking and insurance in the UK.

•	Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units in International Private Banking, as an independent and

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January - March 2005
Information by segments		21

globally managed unit. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also set out.

Secondary level (or business). This segments the activity of the operating units by the type of business. Information on the main sub segments of each unit is also provided. The reported segments are:

•	Retail Banking. This covers all customer banking businesses (except those of Corporate Banking which are managed globally throughout the world via a specific customer relations model developed by the Group over the last few years). Because of the relative importance of this business in total activity, details are provided by both geographic areas (continental Europe, United Kingdom-Abbey and Latin America) as well as in the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•	Asset Management and Insurance. This includes the contribution of the different units to the Group for the design and management of mutual and pension funds and insurance. Except for pension fund management entities in Latin America which have their own distribution networks, the Group uses, and remunerates through agreements, retail networks to place these products. This means that the result recorded in this business is net (deducting the distribution cost from gross income).

• Global Wholesale Banking. This business reflects the returns from Global Corporate Banking, Investment Banking and Markets worldwide including all treasuries with global management, both for trading as well as distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

As well as these operating units, which cover everything by geographic area and businesses, the Group continues to maintain the area of Financial Management and Equity Stakes. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations. As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity. It also incorporates the accelerated amortisation of goodwill but not, as previously stated, the costs related to the Group’s central services apart from corporative and institutional costs related to the Group’s functioning.

As the sum of the amounts of the operating geographic areas (main level) is the same as that of the operating business areas (secondary level), adding the results of Financial Management and Equity Stakes to one or other total gives the overall Group total.

Distribution of attributable income by operative geographical segments				Distribution of income before tax by operative business segments
January-March 2005				January-March 2005

Latin America		Continental Europe
•	Brazil: 10%	•	SAN network: 23%
•	Mexico: 8%	•	Banesto. 9%
•	Chile: 8%	•	Santander Consumer: 8%
		•	Portugal: 7%
United Kingdom (Abbey)

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January - March 2005
22		Information by principal segments

Income statement and balance sheet principal segments
Million euros
	Operating areas						Continental Europe

			Variation (%)

	Jan-Mar 05	Jan-Mar 04	Total		w/o Abbey		Jan-Mar 05	Jan-Mar 04	Var. (%)

Income statement
Net interest income	2,548.7	1,995.0	27.76		8.07		1,317.3	1,191.0	10.60

Inc. from companies accounted by equity method	7.3	15.2	(52.12)		(55.66)		5.4	13.8	(60.76)

Net fees	1,403.0	1,109.3	26.47		7.18		762.9	726.8	4.97

Insurance activity	214.4	32.3	563.14		64.41		30.8	16.4	87.97

Commercial revenue	4,173.4	3,151.9	32.41		8.03		2,116.4	1,948.0	8.64

Gains (losses) on financial transactions	448.9	247.4	81.46		41.15		150.8	62.2	142.46

Gross operating income	4,622.3	3,399.3	35.98		10.44		2,267.2	2,010.2	12.78

Income from non-financial services (net)
and other operating income	108.2	37.3	190.10		21.39		64.8	51.8	25.15

General administrative expenses	(2,219.5)	(1,565.4)	41.79		4.21		(908.7)	(879.5)	3.32

Personnel	(1,333.1)	(982.3)	35.72		4.19		(632.1)	(611.5)	3.38

Other administrative expenses	(886.3)	(583.1)	52.02		4.23		(276.6)	(268.0)	3.19

Depreciation and amortisation	(268.1)	(192.4)	39.34		1.28		(122.0)	(123.1)	(0.95)

Net operating income	2,242.9	1,678.8	33.60		17.54		1,301.3	1,059.4	22.84

Net loan loss provisions	(294.2)	(330.9)	(11.09)		(28.65)		(177.8)	(248.8)	(28.54)

Other income	(26.3)	(57.3)	(54.20)		(20.69)		(11.9)	(43.3)	(72.57)

Income before taxes	1,922.4	1,290.6	48.96		31.08		1,111.6	767.2	44.89

Income from ordinary activity	1,414.4	985.8	43.47		27.91		784.7	549.4	42.84

Net consolidated income	1,414.8	988.1	43.19		27.67		785.2	549.4	42.92

Attributable income to the Group	1,327.3	906.9	46.35		29.44		752.2	519.2	44.87

Balance sheet
Loans and credits	369,465	182,891	102.01		14.29		171,790	151,942	13.06

Trading portfolio	87,280	29,104	199.89		23.54		19,191	17,334	10.72

Available-for-sale financial assets	54,796	29,548	85.45		13.01		19,451	15,907	22.28

Due from credit institutions	128,111	81,827	56.56		21.03		79,863	61,524	29.81

Intangible assets and property and equipment	10,378	5,087	104.01		1.39		3,999	3,919	2.04

Other assets	48,866	28,836	69.47		14.14		21,780	19,666	10.75

Total assets/liabilities & shareholders' equity	698,896	357,292	95.61		16.29		316,073	270,293	16.94

Customer deposits	278,866	159,953	74.34		9.77		125,604	114,667	9.54

Marketable debt securities	80,900	21,163	282.26		31.10		22,631	15,774	43.47

Subordinated debt	11,225	2,267	395.12		3.99		1,582	1,750	(9.57)

Insurance liabilities	42,404	9,343	353.86		(19.58)		6,356	8,520	(25.40)

Due to credit institutions	143,597	84,557	69.82		28.25		82,552	64,349	28.29

Other liabilities	117,625	61,580	91.01		17.97		63,528	53,452	18.85

Shareholders' equity	24,279	18,429	31.75		15.05		13,821	11,781	17.31

Off-balance-sheet funds	142,574	117,397	21.45		8.70		91,797	85,330	7.58

Mutual funds	94,707	87,172	8.64		6.98		77,388	73,356	5.50

Pension funds	36,218	20,533	76.39		10.60		8,415	7,588	10.89

Managed portfolios	11,649	9,692	20.19		20.19		5,995	4,386	36.69

Total customer funds under management	555,969	310,123	79.27		9.90		247,970	226,041	9.70

Total managed funds	841,471	474,689	77.27		14.41		407,871	355,622	14.69

Ratios (%) and other data
ROE	22.11	20.21	1.90	p.			22.63	18.39	4.24	p.

Efficiency ratio	48.02	46.05	1.97	p.	(2.60	p.)	40.08	43.75	(3.67	p.)

NPL ratio	1.05	1.28	(0.23	p.)	(0.09	p.)	0.86	0.89	(0.03	p.)

Coverage ratio	172.32	188.73	(16.41	p.)	31.28	p.	262.29	224.47	37.82	p.

Number of employees (direct & indirect)	124,462	101,311	22.85%		(0.30%)		43,387	43,836	(1.02%)

Number of branches	9,935	9,151	8.57%		0.72%		5,241	5,112	2.52%

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January - March 2005
Information by principal segments		23

					Income statement and balance sheet principal segments
					Million euros
United Kingdom	Latin America

(Abbey)

Jan-Mar 05	Jan-Mar 05	Jan-Mar 04	Var. (%)

					Income statement
392.7	838.7	803.9	4.32		Net interest income

0.5	1.3	1.4	(6.86)		Inc. from companies accounted for by the equity method

214.0	426.0	382.5	11.38		Net fees

161.3	22.4	16.0	40.23		Insurance activity

768.6	1,288.4	1,203.8	7.03		Commercial revenue

99.7	198.4	185.2	7.14		Gains (losses) on financial transactions

868.3	1,486.8	1,389.1	7.04		Gross operating income

					Income from non-financial services (net)
62.9	(19.6)	(14.5)	34.79		and other operating income

(588.3)	(722.4)	(685.8)	5.34		General administrative expenses

(309.7)	(391.3)	(370.8)	5.53		Personnel

(278.6)	(331.1)	(315.0)	5.11		Other administrative expenses

(73.2)	(72.9)	(69.3)	5.24		Depreciation and amortisation

269.7	671.9	619.4	8.47		Net operating income

(58.1)	(58.3)	(82.0)	(28.99)		Net loan loss provisions

19.2	(33.6)	(14.0)	139.67		Other income

230.8	580.1	523.4	10.83		Income before taxes

153.4	476.3	436.5	9.12		Income from ordinary activity

153.4	476.3	438.7	8.56		Net consolidated income

153.4	421.7	387.7	8.78		Attributable income to the Group

					Balance sheet
160,433	37,242	30,949	20.33		Loans and credits

51,324	16,765	11,770	42.44		Trading portfolio

21,404	13,941	13,640	2.20		Available-for-sale financial assets

29,072	19,176	20,303	(5.55)		Due from credit institutions

5,220	1,159	1,168	(0.79)		Intangible assets and property and equipment

15,954	11,133	9,170	21.41		Other assets

283,408	99,415	86,999	14.27		Total assets/liabilities & shareholders' equity

103,285	49,977	45,286	10.36		Customer deposits

53,156	5,114	5,390	(5.12)		Marketable debt securities

8,867	775	517	49.85		Subordinated debt

34,890	1,158	822	40.74		Insurance liabilities

35,156	25,889	20,208	28.11		Due to credit institutions

44,976	9,120	8,128	12.21		Other liabilities

3,077	7,382	6,648	11.04		Shareholders' equity

14,959	35,819	32,067	11.70		Off-balance-sheet funds

1,449	15,871	13,817	14.87		Mutual funds

13,510	14,294	12,945	10.43		Pension funds

—	5,654	5,306	6.56		Managed portfolios

215,157	92,842	84,082	10.42		Total customer funds under management

298,366	135,234	119,067	13.58		Total managed funds

					Ratios (%) and other data
17.61	23.31	23.29	0.02	p.	ROE

67.75	48.59	49.37	(0.78	p.)	Efficiency ratio

0.84	2.73	3.20	(0.47	p.)	NPL ratio

71.81	160.15	140.36	19.79	p.	Coverage ratio

23,450	57,625	57,475	0.26%		Number of employees (direct & indirect)

718	3,976	4,039	(1.56%)		Number of branches

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January - March 2005
24		Information by principal segments

Continental Europe

Continental Europe includes all the activities carried out in this part of the world (i.e. both retail banking as well as asset management, insurance and global wholesale banking). The good performance during the first quarter was underscored by the 44.9% rise in attributable income.

There were two main drivers. The first was the 22.8% increase in net operating income, the result of much higher revenues than in previous quarters and almost flat costs. The second was the reduced need for net loan-loss provisions, due to the high coverage levels already reached, in accordance with the new International Financial Reporting Standards (IFRS), which require lower provisions this year.

The income statement’s performance reflects greater activity, mainly lending, which continued to grow at a fast pace (+15%, eliminating securitisations), an improved efficiency ratio (-3.7 p.p.) and higher productivity. Business and attributable income per employee rose 13% and 46%, respectively.

Net interest income was EUR 1,317.3 million, 10.6% more than in the first quarter of 2004, and 2.8% higher than in the fourth quarter of 2004. This growth was due to the greater feeding through to the income statement of the rise in business volumes, the result of the stabilisation of spreads over the last few months. The trend was favourable in the four large business units included here. Of note was Santander Central Hispano Network whose net interest income was 4.4% more than in the first quarter of 2004.

Total fees and insurance activity increased 6.8% to EUR 793.7 million. Portugal and Banif registered the highest growth while that of the Santander Central Hispano Network and Banesto was more moderate. Mutual and pension funds and insurance, fuelled by increased activity and volumes, continued to be the main drivers behind the growth in fees.

The higher gains on financial transactions reflect the growth in the distribution of products to customers. Of note in this trend, which continued that begun in 2004, was the 42.6% rise at the Santander Central Hispano Network and 16.3% at Banesto. Another factor was the market valuation of derivatives after applying the IFRS as it had a positive impact on the gains on financial transactions of wholesale banking.

As a result of the higher revenues, gross operating income grew 12.8%. This together with general administrative expenses that only rose 3.3% and a good performance in all units led to an improvement of 3.7 p.p. in the efficiency ratio to 40.1%.

All units improved their efficiency ratios. Of note was the Santander Network and Portugal (around 40%) and Santander Consumer (32%).

Net operating income was 22.8% higher than in the first quarter of 2004 at EUR 1,301.3 million. The four large retail banking units, whose results are set out below and which generated 87% of total net operating income, registered double digit growth.

Net loss provisions declined 28.5% in all units, as the limit established by the Bank of Spain of 125% of the necessary generic provision has been reached. This means that as of now the only part that needs provisions is that resulting from the increase in lending.

As a result, year-on-year growth (22.8%) in net operating income was double that in attributable income (+ 44.9% to EUR 752.2 million).

The good earnings trend in Continental Europe was underlined in the first quarter when not only did it grow notably over the same period of 2004, but also gross operating income, net operating income and attributable income were higher than in all of last year’s quarters.

Lending excluding securitisations rose 15%, and was stronger in Retail Banking (+18%). In Wholesale Banking basic financing has diminished due to the lower financing needs of big companies.

As regards total lending, Banesto Retail Banking increased 28%, the Santander Central Hispano Network 18% and Santander Consumer 31% (excluding securitisations). Mortgages and companies continued to grow by more than 20%. Deposits rose 10% and mutual and pension funds 6%.

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January - March 2005
Information by principal segments		25

Continental Europe. Main units
Million euros

	Santander Central						Santander
	Hispano Network			Banesto			Consumer			Portugal

	Jan-Mar 05	Var. (%)		Jan-Mar 05	Var. (%)		Jan-Mar 05	Var. (%)		Jan-Mar 05	Var. (%)

Income statement
Net interest income	492.4	4.38		265.2	7.04		310.9	35.44		153.4	7.66

Inc. from companies accounted by equity method	—	—		0.4	(96.49)		5.1	37.95		—	—

Net fees	373.9	4.39		135.2	7.72		38.6	(22.09)		76.1	17.04

Insurance activity	—	—		7.5	39.58		—	—		5.0	15.95

Commercial revenue	866.3	4.38		408.3	5.01		354.5	25.40		234.6	10.71

Gains (losses) on financial transactions	40.1	42.64		29.9	16.26		11.0	—		18.4	(18.40)

Gross operating income	906.3	5.64		438.2	5.71		365.6	33.22		252.9	7.92

Income from non-financial services (net) and other operating income	(1.3)	—		63.3	37.54		5.6	(31.44)		(2.4)	(15.18)

General administrative expenses	(370.9)	0.25		(197.4)	3.17		(115.8)	13.50		(106.5)	(0.47)

Personnel	(284.9)	0.43		(145.8)	3.54		(56.8)	18.86		(70.0)	0.40

Other administrative expenses	(86.0)	(0.33)		(51.6)	2.15		(59.0)	8.79		(36.5)	(2.08)

Depreciation and amortisation	(58.7)	(8.66)		(24.9)	1.92		(12.6)	57.62		(13.9)	5.09

Net operating income	475.4	12.01		279.1	14.05		242.7	40.70		130.1	16.90

Net loan loss provisions	(47.6)	(57.74)		(38.6)	15.13		(73.4)	(7.71)		(2.6)	—

Other income	(3.2)	(10.15)		(5.7)	(37.75)		(6.6)	75.74		1.3	—

Income before taxes	424.6	37.73		234.8	16.22		162.7	82.40		128.8	42.09

Income from ordinary activity	305.9	38.22		158.7	20.66		111.5	76.58		93.8	16.75

Net consolidated income	305.9	38.22		158.7	20.66		111.5	76.58		93.8	16.75

Attributable income to the Group	305.7	38.17		126.3	19.84		111.4	77.81		93.5	21.60

Balance sheet
Loans and credits	71,805	8.98		40,384	22.62		23,825	36.66		16,333	(8.93)

Trading portfolio	—	—		4,795	188.04		3	34.61		566	14.26

Available-for-sale financial assets	1	(34.34)		8,773	2.78		59	(80.44)		9,167	66.46

Due from credit institutions	94	(16.39)		15,266	66.65		10,674	23.07		9,983	(26.32)

Intangible assets and property and equipment	1,585	(2.78)		1,462	8.98		358	(8.91)		436	5.32

Other assets	833	(3.30)		7,093	35.85		932	17.99		3,164	36.21

Total assets/liabilities & shareholders' equity	74,318	8.51		77,773	32.14		35,851	29.93		39,650	(1.43)

Customer deposits	40,071	(3.48)		30,665	10.71		12,350	17.82		11,444	(0.66)

Marketable debt securities	23	(94.80)		14,385	104.24		3,029	24.02		3,968	14.04

Subordinated debt	—	—		1,116	(12.20)		156	20.90		311	(11.21)

Insurance liabilities	—	—		2,576	16.91		—	—		2,108	32.07

Due to credit institutions	30	(53.93)		17,410	56.30		18,523	54.78		16,884	(11.18)

Other liabilities	28,589	31.66		8,891	26.99		719	(63.27)		3,041	11.98

Shareholders' equity	5,606	18.00		2,731	9.13		1,075	74.80		1,894	21.92

Off-balance-sheet funds	50,065	11.46		13,308	8.32		255	19.64		8,499	17.13

Mutual funds	44,750	11.47		11,524	6.38		229	18.65		5,250	12.30

Pension funds	5,315	11.43		1,342	10.52		26	29.27		986	13.08

Managed portfolios	—	—		442	85.75		—	—		2,264	32.41

Total customer funds under management	90,159	3.78		62,050	22.87		15,790	19.02		26,330	8.79

Total managed funds	124,383	9.68		91,081	28.03		36,106	29.85		48,149	1.41

Ratios (%) and other data
ROE	22.40	3.21	p.	19.36	2.33	p.	45.95	6.51	p.	20.76	1.04	p.

Efficiency ratio	40.93	(2.20	p.)	45.04	(1.11	p.)	31.69	(5.50	p.)	42.11	(3.55	p.)

NPL ratio	0.53	(0.12	p.)	0.57	(0.12	p.)	2.44	0.40	p.	1.68	0.21	p.

Coverage ratio	423.24	124.19	p.	336.68	63.50	p.	127.23	(4.04	p.)	182.44	25.95	p.

Number of employees (direct & indirect)	19,218	(5.78%)		9,700	(2.05%)		5,269	29.55%		6,391	(4.01%)

Number of branches	2,576	1.02%		1,685	(0.30%)		256	39.13%		669	5.02%

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January - March 2005
26		Information by principal segments

Santander Central Hispano Network

The Santander Central Hispano Network began 2005 by consolidating the upward trend on which it ended 2004. This was seen in its record attributable income which at EUR 305.7 million was 38.2% higher than in the first quarter of 2004, after applying the new International Financial Reporting Standards (IFRS), and 31.3% more than the fourth quarter.

The main drivers were significant activity, increasingly efficient management of prices, cost control and the quality of the lending portfolio (underscored by moderate loan-loss provisions).

Net interest income definitively consolidated its growth path. It was 4.4% higher than in the first quarter of 2004 at EUR 492.4 million. This year-on-year growth was not seen during 2004. Moreover, the pace has been quickening in the last months.

The main factor at play here was the growth in monthly average balances, both lending (+18% y-o-y) and customer funds (+7%). Meanwhile, the increasingly efficient pricing of loans enabled the portfolio’s spreads to be stabilised over the last few months, and together with a better performance of interest rates fed the higher business volumes through to the income statement to a greater extent.

The business drive over the past year in products such as mutual funds, insurance, means of payment, operations with securities and hedging of interest rates and exchange rates – all of them purely business activities – produced EUR 414.0 million of non-financial fees and gains on financial transactions, 7.2% more than in the first quarter of 2004. Gross operating income was 5.6% higher at EUR 906.3 million.

This performance is even more noteworthy of one bears in mind that it was achieved with lower operating costs. They amounted to EUR 429.6 million, 1.1% lower than in the first quarter of 2004 and also below all other quarters of last year.

The combination of higher revenues and lower costs has a multiplying effect on net operating income, which rose 12.0% over the first quarter of 2004 to EUR 475.4 million.

The efficiency ratio improved to 40.9%. The recurrence ratio (non-financial fees as a percentage of costs) continued to improve to 101% and 112% including gains on financial transactions.

Adapting the 2004 and 2005 income statements to the new International Financial Reporting Standards (IFRS) particularly affects loan-loss provisions, whose volume was 57.7% lower than in the first quarter of 2004 as fewer generic provisions were needed after reaching the upper limit. The ratio of non-performing loans continued at the low levels of recent years (0.53% at the end of the first quarter) and NPL coverage was 423%.

Attributable income was EUR 305.7 million, 38.2% more than in the first quarter of 2004 (+EUR 84.4 million).

As regards the business volume, lending growth remained positive for mortgages (+21%), loans (+19%) and leasing/renting (+18%). Moreover, growth was spread between individual customers, whose balances rose 16%, large and medium-sized companies (+19%) and SMEs and micro companies (+26%).

Growth in lending was combined with efficient management of prices.

The various concepts and segments of customer funds also grew, although more modestly than loans. For example, the average balances of demand deposits increased 7%, same growth for the sum of time deposits and mutual funds. A large part of the business drive during the first quarter went into offering alternative investment opportunities to customers that participated in the "Supersatisfacción" deposit which matured in March. The total amount maturing was of EUR 3,000 million.

Noteworthy during the quarter, regarding customer funds, was the selling of the "Superselección" equities fund (EUR 2,400 million placed).

Banesto

Grupo Banesto’s business, focused on targeted segments, grew substantially during the first quarter and together with stable customer spreads, cost control and credit risk quality produced quality results in line with the goals set for the year.

Like the other areas, Banesto’s figures were drawn up again on the basis of the criteria set out on pages 20 and 21 of this Report. This means that the data that follows does not coincide with those published independently by Banesto.

Net interest income amounted to EUR 265.2 million, 7.0% higher than in the first quarter of 2004. This was the result of strong activity in the most profitable segments and businesses and maintaining customer spreads, once the repricing of loans was absorbed.

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January - March 2005
Information by principal segments		27

Net fees increased 7.7% over the first quarter of 2004 to EUR 135.2 million. Those from mutual and pension funds rose 7.3% and 7.1% from services, backed by the transactional activity of our customers. Insurance activity grew 39.6% year-on-year.

Gains on financial transactions continued to reflect the increasing demand by customers for treasury products. They amounted to EUR 29.9 million, 16.3% more than in the first quarter of 2004 and a significant increase particularly given the notable growth in previous years. Income for companies accounted for by the equity method dropped to EUR 0.4 million compared to EUR 10.1 million in 2004. The decline was due to the extraordinary income in 2004 of a real estate subsidiary that in 2005 consolidates by global integration.

As a result of these factors, gross operating income rose 5.7% year-on-year to EUR 438.2 million. Excluding the aforementioned extraordinary income, increase was 8.3%

Operating costs declined 3.0%, consistent with the Group’s discipline in cost control, and combined with higher gross operating income produced a further improvement in the efficiency ratio (from 46.2% in the first quarter of 2004 to 45.0% a year later).

Higher gross operating income and revenue from non-financial services, coupled with the lower growth in costs, pushed up net operating income by 14.1% over the first quarter of 2004 to EUR 279.1 million.

The net loan-loss provision of EUR 38.6 million was 15.1% more than in the first quarter of 2004, the result of the increased volume of lending. Net specific allowances amounted to EUR 8.7 million, only 8% more than in the first quarter of 2004. The generic allowance was EUR 29.8 million (EUR 27.0 million in Q104). Banesto has already reached the upper limit of 125% of the generic provision.

Income before taxes was EUR 234.8 million. Attributable income, after corporate income tax and minority interests, was EUR 126.3 million, 19.8% higher than in the first quarter of 2004.

Lending, adjusted for securitisations, amounted to EUR 42,045 million (+21% over Q104). Lending to the private sector increased 23%, and within it, secured loans rose 30%, commercial bills 5% and other credits and loans 18%.

Lending growth went hand in hand with careful control of credit risk quality. The ratio of non-performing loans was 0.57% at March 31, 2005, well below the 0.69% registered a year earlier. NPL coverage also fared well and increased from 273% to 337% over the same period.

On-balance sheet customer funds rose 28% year-on-year to EUR 48,742 million and off-balance sheet funds increased 8%. Total managed funds were 23% higher than in March 2004 at EUR 62,050 million.

Santander Consumer

As part of its policy of combining organic growth with selective acquisitions, Santander Consumer launched in the first quarter of 2005 a bid to buy 100% of the Norway’s Bankia Bank ASA. The bid was accepted by shareholders and after obtaining the corresponding authorisations the deal is scheduled to be completed in the second quarter.

Founded in 2001, Bankia generated income before taxes of EUR 3.4 million in 2004, up from EUR 800,000 in 2003. It has a portfolio of revolving loans with a net value of EUR 78.8 million (market share of 4%) and EUR 86.3 million of customer deposits. Bankia’s share of the credit card market is more than 3%.

Santander Consumer’s new lending amounted to EUR 4,255 million in the first quarter, 26.4% more year-on-year, and driven by solid organic growth (+15.4% on a like-for-like basis) and new incorporations. Managed assets totalled EUR 28,000 million.

All the main units registered organic growth, as well as markets (Spain and Portugal, +16%; Germany, +5%; Italy, +37%) and products (auto financing, +11%; consumer loans and cards, +22%; direct, +28%). The new companies incorporated in Poland, Scandinavia and the Netherlands increased their total auto financing by 27.6% year-on-year. The rise in lending was accompanied by a ratio of non-performing loans of 2.44% and NPL coverage of 127% in the first quarter of 2005.

Gross operating income increased 33.2% year-on-year to EUR 365.6 million, the result of growth in average earning assets.

Revenue growth was double that of costs, improving the efficiency ratio to 31.7% and producing 40.7% growth in net operating income (+32% excluding the perimeter effect).

Attributable income to the Group was EUR 111.4 million, 77.8% more than in the first quarter of 2004, and 61.5% excluding the contribution of the new units acquired in Norway, Poland and the Netherlands.

Portugal

In an atmosphere of uncertainty over the speed of Portugal’s economic recovery, Santander Totta’s attributable income was EUR 93.5 million, 21.6% more than in the first quarter of 2004.

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January - March 2005
28		Information by principal segments

Commercial revenue increased 10.7%, spurred by growth of 17% in net fees. Of note was that in mortgages, cards and insurance, in line with the business volumes in these products. Furthermore, despite the strong competition in spreads, net interest income rose 7.7% year-on-year, as a result of careful management of prices and volumes.

Higher revenues, together with almost flat costs, produced an 16.9% rise in net operating income and a further improvement in the efficiency ratio to 42.1% from 45.7% in the first quarter of 2004.

Attributable income was 21.6% higher than in the first quarter of 2004.

Total lending, including securitised customer loans, rose 6%, in line with the market. New mortgages grew by more than 16% and new consumer loans 15%. The non-performing loans ratio increased to 1.68% from 1.47% in March 2004 (1.23% and 1.24%, respectively, including securitised loans). NPL coverage increased from 156% to 182% over the same period.

In customer funds, capitalisation insurance and mutual funds increased 30% and 12%, respectively. Santander Totta was ranked second in the first quarter in Portugal’s market for mutual funds (market share of 18.3%).

Others

The rest of businesses (Private Banking - Banif, Asset Management and Insurance and Global Wholesale Banking) generated attributable income of EUR 115 million, EUR 62.3 million more than in the first quarter of 2004.

Banif’s performance seems to confirm the success of the new service of a single and global model for customers. It combines, within personalised advice, a range of high value-added services and other basic ones. This strategy helped to produce year-on-year growth of 21.1% in net operating income and 43.0% in attributable income.

Asset Management and Insurance increased its attributable income by 39.0%, with growth in both mutual funds as well as in pensions and insurance.

Global Wholesale Banking’s attributable income doubled because of the positive impact of applying the IFRS to the valuation of derivatives and the lower net loan-loss provisions required.

United Kingdom (Abbey)

Abbey became part of Grupo Santander on November 12,

2004 and only its balance sheet was consolidated at December 31. Its first quarter 2005 income statement is, therefore, the first to be included in the Group’s results.

Like other businesses, Abbey’s income statement has been drawn up in accordance with the criteria set out on pages 20 and 21 of this Report. This means that the figures given here do not coincide with its own.

Once the acquisition was completed, a new, more agile and business-focused organisational structure was created. A new management team has been completed with new executives for the Sales and Marketing and Insurance and Asset Management divisions, as well as appointing new people to run the three sales channels: branches, telephone banking and financial brokers.

A new corporate logo was also approved. The new logo, in line with the Group’s global one displayed around the world, adds the colour red and Santander’s flame to the Abbey brand.

Other measures taken, in line with the strategic priorities set for 2005, were:

•	In addition to the new executives in charge of sales channels, the following steps were taken to boost sales productivity in all channels and stabilise recurrent revenue flows: the launch of a new branch management structure; new hirings and a training plan to increase the number of sales staff; reviewing and relaunching fixed-rate mortgages and investment products.

It is too early for the changes being made to have had a meaningful impact on sales performance, but first quarter results nonetheless include some encouraging early signs. Mortgage approvals are improving, with our overall share of approvals in March better than at any point in the last 15 months.

•	In order to cut costs to the target of £150 million of recurrent expenses this year, at the end of March, 2,400 people were notified their jobs would be eliminated (1,000 have already left). The forecast for the whole of 2005 is a reduction of 4,000 employees. Progress was also made with suppliers for global agreements, two call centres were closed and the closure of one more was announced.

The impact of these cost saving measures, limited in the first quarter, together with the launch of new IT and business platforms, will be felt in coming quarters.

Abbey generated net operating income of EUR 269.7 million in the first quarter and attributable income of EUR

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January - March 2005
Information by principal segments		29

153.4 million (£106.4 million at an average exchange rate of EUR 1.4420 per £).

Net interest income was EUR 392.7 million. There was a slight fall in spreads, partly due to a smaller number of early repayments of mortgages which translated into reduced revenue from early repayments of mortgages.

Net fees amounted to EUR 214.0 million. Of note were the strength of those from mortgages and the increase in those from bank accounts. Insurance activity generated EUR 161.3 million during the quarter.

Gains on financial transactions amounted to EUR 99.7 million, generated by business from customers of Abbey Financial Markets (AFM).

As a result, gross operating income of EUR 868.3 million was approximately in line with the recurrent revenues of the third and fourth quarters of 2004.

General administrative expenses amounted to EUR 588.3 million including EUR 37 million of restructuring costs. Costs are beginning to be cut at the different business areas of the bank, reflecting the first measures taken.

Net loan-loss provisions were EUR 58.1 million. Abbey’s credit risk quality was underscored at the end of March by a non-performing loans ratio of just 0.84%.

Abbey’s retail banking operations generated income before taxes of EUR 148.1 million and that of insurance was EUR 82.7 million.

Customer loans amounted to EUR 161,406 million at the end of the quarter, an increase of 2.4% over December 2004.

Managed customer funds (excluding REPOs) amounted to EUR 212,472 million, almost the same as at the end of 2004.

Customer activity such as the opening of new current accounts and the granting of credit cards was higher than in the fourth quarter of 2004.

In general terms, new business in most product lines is beginning to recover, although it has yet to fully benefit from the changes underway.

Latin America

Latin America registered its highest economic growth (5.9%) in 2004 of the last 25 years. The region’s economy continued to expand in the first months of 2005, but at a more sustainable pace. The first quarter activity indicators suggest that GDP growth in 2005 will be 4.0%-4.5%. As well as the lower pace of growth, inflation slowed to 6.7% in March and the expectation for the end of 2005 is around 6%.

The external environment is supporting Latin America’s improved performance, as global economic growth is on an upswing and this year is expected to be another one when it will be higher than the historic average. The region’s current account could register its third consecutive surplus in 2005.

Pro-active monetary and fiscal policies are aiding the improved macroeconomic fundamentals. The central banks of Brazil and Mexico are increasing their interest rates in order to reduce their inflation expectations. In Chile, the objective of higher interest rates is to end the expansive monetary policy and restore positive real rates once the economy grows at a brisk pace.

Fiscal policies have been equally rigorous. While Brazil’s primary surplus remained at 4.25% of GDP, Mexico’s budget deficit was close to zero and in Chile the structural surplus rule of 1% of GDP remained in force.

As well as these macroeconomic achievements, the Latin American financial system, after a notable recovery in 2004, continued to grow at a brisk pace in the first months of 2005 (+18% nominal growth in savings and +20% in lending). This growth meant a rise in bankarisation, with more people obtaining loans.

In the first quarter Grupo Santander generated attributable income in Latin America of EUR 421.7 million (+8.8% y-o-y and +11% excluding the exchange rate impact). Retail Banking, reflecting the rise in customer business, increased its attributable income by 50.0% (+53.6% excluding the exchange rate impact).

Grupo Santander is the leading financial franchise in Latin America by on-balance sheet business volume and attributable income. It has 3,976 points-of-sale in the region, 19 million customers, of which more than 800,000 are companies, and 57,625 employees. Its global share of the region’s banking business (loans + deposits + mutual funds) is 9.7% (weighting of the market share in each of the countries where the Group operates). Its share increased 20 b.p. in the year to March 2005.

The Group’s business model for Latin America is clearly focused on the customer, highly segmented, backed by technology and with appropriate management of costs and risks. Since the end of 2003, it has focused on business

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January - March 2005
30		Information by principal segments

growth and development of recurrent revenues. This year, given the favourable macroeconomic outlook for the region and its financial stability, provides a good opportunity for Grupo Santander to continue to expand its retail businesses.

The following factors should be taken into account when analysing the first quarter financial information:

•	The earnings performance in euros continued to be affected by exchange rates. The dollar, the currency used to manage the area, fell 5% against the euro (average exchange rate of the first quarter of 2005 against that of the same period of 2004). The dollar’s slide against the euro was partly offset by the renewed appreciation of some Latin American currencies against the dollar, particularly the Brazilian real and the Chilean peso. The average exchange rate of the real appreciated from 3.62 to 3.49 per euro, while other currencies depreciated: the Chilean peso from 735 to 759, the Mexican peso from 13.7 to 14.7 and the Venezuelan Bolivar (which devalued its exchange rate on March 3, 2005 to 2,510 per dollar) from 2,227 to 2,610.

•	Interest rates, for the region as a whole, tended to rise during 2004 and the first quarter of 2005. Average nominal interest rates, between the first quarter of 2004 and the same period of 2005, rose sharply in Brazil (14%), Chile (52%), Mexico (60%) and Puerto Rico (141%), while falling in Venezuela (-9%). The balances of the banks in these countries were managed in such a way as to maximise the results and reduce the market risks. In general terms, the rise in the region’s interest rates had a positive impact on the higher spreads of commercial business, while the profile adopted by interest rate curves eroded the revenues of financial and/or market businesses.

The main developments of the Group’s activity in Latin America during the first quarter were:

•	The pace of growth in lending continued to accelerate. Grupo Santander grew faster than the market, increasing its market share to 11.6% from 11.0% at the end of 2003. The total volume, excluding the exchange rate impact, increased 23% year-on-year (excluding Fobaproa in Mexico). The Group’s focus on strengthening businesses with the greatest degree of revenue recurrence resulted in year-on-year rises of 31% and 39% in lending to individuals and SMEs, respectively.

•	In funds, on-balance sheet deposits (without REPOs) increased 18%, excluding the exchange rate impact, while mutual funds rose 16%. Pension funds grew 13%, bringing the overall increase in total managed funds to 15%.

•	Commercial revenue increased 7.0% (+9.5% eliminating the exchange rate impact). The rise in nominal interest rates (27% for the whole region) positively affected the spreads on retail businesses, but the spreads on financial businesses were, in general, negatively affected by the profile adopted by the interest rate curves.

•	The Group’s strong drive to develop banking/business services that generate fees (credit cards, cash management, foreign trade, mutual funds and insurance) produced growth of 14.3% in total fees and insurance activity (excluding the exchange rate impact).

•	Gains on financial transactions did not change very much.

•	Gross operating income increased 9.5% to EUR 1,486.8 million (excluding the exchange rate impact).

•	The pace of growth in costs, as anticipated in previous quarters, slowed. General administrative expenses rose 5.3% year-on-year (+7.1% excluding the exchange rate impact), a rate that tends to converge with inflation during the period.

Latin America. Results
Million euros
	Gross operating		Net operating		Attributable income
	income		income		to the Group

	Jan-Mar 05	Var. (%)	Jan-Mar 05	Var. (%)	Jan-Mar 05	Var. (%)

Brazil	528.1	2.31	210.9	(10.79)	134.9	(1.52)

Mexico	360.8	3.97	160.7	2.65	99.8	(1.50)

Chile	231.6	9.37	122.7	27.07	70.6	36.17

Puerto Rico	69.1	0.90	27.3	5.66	15.8	10.54

Venezuela	117.4	31.43	66.0	50.65	33.3	(9.32)

Colombia	24.5	11.41	9.0	7.23	14.7	17.90

Argentina	84.0	20.91	37.1	80.58	11.4	—

Rest	71.3	10.08	38.3	22.04	41.3	15.06

Total	1,486.8	7.04	671.9	8.47	421.7	8.78

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January - March 2005
Information by principal segments		31

•	Net loan loss provisions were 25.2% lower (excluding the exchange rate impact), maintaining the risk premium at very moderate levels of only 0.6% in the first quarter of 2005. This positive evolution of risk premiums occurred even though the segments with the highest premium (and also with the largest net return) are those growing the most.

•	The non-performing loans ratio (2.73%) and coverage (160%) improved over the first quarter of 2004 (-0.5 points the ratio and +20 points coverage), reflecting the region’s high credit risk quality.

•	The efficiency (48.6%) and recurrence (59.0%) ratios also improved over the first quarter of 2004 (0.8 and 3.2 points, respectively).

•	By segments, and excluding the exchange rate impact, Retail Banking’s gross operating income increased 16.7%, net operating income rose 40.7% and income before taxes 50.0%. Asset Management and Insurance also registered growth and Wholesale Banking was hit by the negative impact of treasuries.

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January - March 2005
32		Information by principal segments

Latin America. Main units
Million euros
	Brazil			Mexico			Chile

	Jan-Mar 05	Var. (%)		Jan-Mar 05	Var. (%)		Jan-Mar 05	Var. (%)

Income statement
Net interest income	282.2	(7.87)		242.9	21.61		137.7	8.17

Inc. from companies accounted by equity method	0.1	50.68		0.0	—		0.3	—

Net fees	136.3	15.38		104.3	11.14		55.1	9.77

Insurance activity	9.6	133.13		2.1	(35.20)		4.5	16.96

Commercial revenue	428.3	(0.10)		349.2	17.69		197.5	8.96

Gains (losses) on financial transactions	99.8	14.09		11.7	(76.83)		34.0	11.82

Gross operating income	528.1	2.31		360.8	3.97		231.6	9.37

Income from non-financial services (net)
and other operating income	1.6	84.79		(15.4)	45.70		(0.0)	(97.27)

General administrative expenses	(283.3)	10.73		(171.1)	2.73		(97.8)	(0.54)

Personnel	(156.3)	13.47		(87.3)	4.70		(56.9)	(2.57)

Other administrative expenses	(127.0)	7.54		(83.8)	0.76		(40.9)	2.44

Depreciation and amortisation	(35.5)	43.01		(13.6)	1.86		(11.0)	(28.36)

Net operating income	210.9	(10.79)		160.7	2.65		122.7	27.07

Net loan loss provisions	(33.0)	(30.63)		(12.5)	(6.30)		(20.8)	50.54

Other income	16.0	—		(10.1)	—		(2.4)	(73.09)

Income before taxes	193.8	2.16		138.1	(6.06)		99.5	34.95

Income from ordinary activity	137.6	(2.35)		134.5	(1.74)		80.7	36.43

Net consolidated income	137.6	(2.35)		134.5	(1.74)		80.7	31.45

Attributable income to the Group	134.9	(1.52)		99.8	(1.50)		70.6	36.17

Balance sheet
Loans and credits	6,273	35.05		10,710	13.35		10,539	12.65

Trading portfolio	3,206	157.30		11,744	39.68		1,238	(17.21)

Available-for-sale financial assets	5,275	(6.69)		4,341	37.98		1,325	(13.84)

Due from credit institutions	5,572	(2.55)		6,528	(13.27)		2,412	38.39

Intangible assets and property and equipment	354	7.45		284	(8.13)		257	(5.61)

Other assets	4,463	21.71		3,281	56.66		1,639	(0.22)

Total assets/liabilities & shareholders' equity	25,143	18.27		36,888	19.25		17,409	8.50

Customer deposits	7,155	35.80		18,543	2.37		9,658	8.65

Marketable debt securities	499	(32.70)		2,494	38.38		1,605	(15.45)

Subordinated debt	0	—		58	—		718	38.71

Insurance liabilities	684	69.54		47	20.83		30	33.89

Due to credit institutions	9,827	18.28		11,550	56.97		3,162	14.39

Other liabilities	4,622	3.88		2,495	14.02		847	44.20

Shareholders' equity	2,356	12.86		1,701	18.92		1,390	1.65

Off-balance-sheet funds	8,083	15.63		7,414	12.11		7,165	11.54

Mutual funds	7,681	15.47		4,627	17.25		1,926	6.95

Pension funds	0	—		2,787	4.51		5,239	13.32

Managed portfolios	403	18.90		0	—		0	—

Total customer funds under management	16,421	22.51		28,556	7.48		19,175	8.03

Total managed funds	33,226	17.62		44,303	18.00		24,575	9.37

Ratios (%) and other data
ROE	22.00	(4.52	p.)	24.53	(4.36	p.)	21.11	6.22	p.

Efficiency ratio	53.65	4.08	p.	47.42	(0.57	p.)	42.23	(4.21	p.)

NPL ratio	2.70	0.03	p.	0.89	(0.47	p.)	3.42	(0.58	p.)

Coverage ratio	188.11	(24.95	p.)	290.07	47.33	p.	130.95	21.44	p.

Number of employees (direct & indirect)	21,038	(0.71%)		12,539	5.14%		8,780	1.69%

Number of branches	1,860	(0.32%)		1,019	(0.10%)		340	(17.21%)

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January - March 2005
Information by principal segments		33

The performance by countries was as follows:

Brazil

Santander Banespa is one of the main financial franchises in Brazil. It has a market share of 4%-5% for the country as a whole and double that in the south/southeast of Brazil, the strategically key area for the Group where close to 100 million people live and which generates almost 75% of Brazil’s GDP. The Group has 1,860 branches in Brazil and 6.5 million individual customers.

The Brazilian economy is consolidating its expansion in 2005, albeit with a more moderate pace of growth than in 2004. The government is continuing to implement economic policies so as to maintain the primary surplus and control inflation. Interest rates will still be high until inflation expectations converge with the government’s goals.

After establishing in 2003/2004 an appropriate commercial organisation, the Group’s focus in 2005 is to strengthen the most recurrent businesses and gain market share. This produced a 33% rise in total lending in the first quarter, excluding the exchange rate impact, with strong growth in individual customers (credit cards, auto financing, consumer loans, etc), SMEs and companies. As a result, the market share of total loans reached 5.6%. Deposits and mutual funds increased 21% and their market share was 4.3%.

Attributable income declined 1.5% to EUR 134.9 million (-5.8% excluding the exchange rate impact). Although the rise in nominal interest rates (222 b.p. on average between the two periods) benefited net interest income in retail businesses, the negative slope of the interest rate curve eroded the net interest income of financial business and markets in the first quarter of 2005. This negative impact, and that derived from the reduced value of portfolios because of the rise in interest rates, was partially offset by the positive effect of portfolio sales. Fees increased 15.4%, while the growth in costs is tending to converge with the inflation rate.

The efficiency ratio in March was 53.7%, the recurrence ratio 48.1%, ROE 22.0%, the NPL ratio 2.70% and coverage 188%.

By segments, and excluding the exchange rate impact, Retail Banking’s net operating income increased 9.0% and its income before taxes 43.8%, because of lower net loan-loss provisions. Asset Management’s income also grew strongly and Global Wholesale Banking’s dropped 44.3% (in local currency), due to the aforementioned impact of financial business.

Mexico

Santander Serfin is the third largest banking Group in Mexico by business volume, with a market share in loans of 17.1%, 15.4% in deposits and mutual funds and 8.2% in pensions. The Group has 1,019 branches and 5.8 million customers in Mexico. Although Banco Santander Mexicano and Banca Serfin have been managed as one single financial institution since December 2002, the merger of the two banks did not become effective until January 1, 2005.

The Mexican economy remained strong in 2005. The central bank’s monetary policy, which led to short-term interest rates of 9.5%-10%, reduced inflationary tensions. The comfortable balance of payments situation and the high level of international reserves helped to produce a stable exchange rate.

In line with its medium-term strategic plan, and after the success achieved in 2004 in business volume growth, the Group continued to focus on achieving a profitable increase in its businesses. Total lending, excluding Fobaproa, increased 24%, after eliminating the exchange rate impact, enabling Santander Serfin to consolidate its gain in market share (1.7 points in the year to March 2005), with notable rises in strategically important products, particularly cards, consumer loans and commercial bills. Deposits without REPOs and mutual funds grew 15% (excluding the exchange rate impact). Overall, the gain in their market share was 1.2 points over the last 12 months.

Attributable income was EUR 99.8 million, 1.5% lower than in the first quarter of 2004 (+4.2% excluding the exchange rate impact). One factor at play was the very positive impact of the sharp rise in business, while interest rates, which increased 60% (or 353 b.p. on average), benefited the spread of retail businesses but not that of financial businesses and gains on financial transactions.

Commercial revenue increased 24.5% (excluding the exchange rate impact). Costs, basically emanating from the increase in business infrastructure (766 more ATMs) and linked to business development, rose 8.5% (excluding the exchange rate impact). The strong increase of retail revenues, offset the fall in gains on financial transactions, enabling net operating income to increase 8.6% (excluding the exchange rate impact).

The efficiency ratio was 47.4%, the recurrence ratio 60.9% and ROE 24.5%, while the non-performing loans ratio of 0.89% and coverage of 290% continued to underline the high credit risk quality.

By segments, and without the exchange rate effect, the net operating income of Retail Banking increased 49.1% and

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January - March 2005
34	Information by principal segments

income before taxes rose 32.8%. That of Asset Management and Insurance also grew, while Global Wholesale Banking’s fell sharply because of lower spreads and trading revenues.

Chile

Santander Chile is the largest financial franchise in the country, as underscored by its market shares: 23.1% in loans, 21.5% in deposits and mutual funds and 11.5% in pensions. It has 2.1 million banking customers and 340 branches.

The Chilean economy is expected to grow this year at a similar pace to 2004, with strong increases in investment which will become the engine of economic growth. The Central Bank will prolong its gradual rise in interest rates, reducing the monetary stimulus and returning to positive real interest rates.

Following the upswing in 2004, Santander Santiago is focusing on profitable growth in all businesses, particularly retail segments. Lending increased 13% and deposits (without REPOs) and mutual funds grew 11% year-in-year (both excluding the exchange rate impact). These rates produced a gain in market share of 1.3 points in lending to individuals and 0.5 points in deposits and mutual funds.

Attributable income amounted to EUR 70.6 million in the first quarter, 36.2% more than in the same period of 2004 (+41.6% eliminating the exchange rate impact). The main driver was the combination of higher growth in commercial revenues (+13.1% excluding the exchange rate impact) and containment of costs (+3.0%, excluding the exchange rate impact).

The efficiency ratio was 42.2%, the recurrence ratio 56.3%, ROE 21.1%, the non-performing loans ratio 3.42% and coverage 131%.

By segments and excluding the exchange rate impact, Retail Banking’s net operating income rose 85.1% (strong increase in revenues and flat costs) and its income before taxes doubled. This high growth is not fully reflected in the bottom line for the country as a whole, because of Wholesale Banking.

Puerto Rico

Santander Puerto Rico is one of the largest financial institutions in Puerto Rico, with a market share of 11.2% in loans, 12.6% in deposits and 23.3% in mutual funds. It has 73 branches.

The Group is focusing in 2005 on growth in business, particularly with individual customers (consumer loans and mortgages) and medium-sized companies. In line with these objectives, lending increased 32% year-on-year and deposits and mutual funds rose 24%. This produced a gain of 0.9 points in the market share of loans and 1.3 points in deposits plus mutual funds.

Attributable income rose 10.5% to EUR 15.8 million (+14.8% excluding the exchange rate impact). Gross operating income increased 4.8% (excluding the exchange rate impact), while general administrative expenses only increased 0.8% (excluding the exchange rate impact).

The efficiency ratio was 55.1%, the recurrence ratio 41.1% and ROE 16.7%. The ratio of non-performing loans was 2.20% and coverage 125%.

Venezuela

Banco de Venezuela is one of the country’s largest banks, with market shares of 15.4% in loans and 13.1% in deposits. It has 241 branches and 2.1 million customers.

With oil prices likely to remain high, the Venezuelan economy is expected to grow in 2005 above its potential rate and will continue to enjoy a strong current account surplus.

The main focus of management in 2005 is growth in commercial revenue and in the profitability of business, with the emphasis on higher lending and a rise in transactional deposits (of high liquidity and low cost). Lending in the first quarter, eliminating the exchange rate impact, increased 93% year-on-year and customer funds (excluding REPOs) rose 69%. This produced gains in the respective market shares of 0.9 and 0.4 points.

Thanks to this strategy, revenue growth was notable (commercial revenue; +34.2% excluding the exchange rate impact) and attributable income amounted to EUR 33.3 million (+9.5% excluding the exchange rate impact).

The efficiency and recurrence ratios were 35.9% and 50.3%, respectively, ROE stood at 39.7%, the ratio of non-performing loans was 2.23% and coverage 345%.

Colombia

The Colombian economy is expected to grow in 2005 by close to 4% for the third year running.

Business grew strongly in the first quarter, continuing the trend of 2004. Lending was 42% higher at the end of March than a year earlier. Deposits (excluding REPOs) and mutual funds rose 34%. These rates of growth were the result of a business model focused on selective growth and efficient management of costs.

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January - March 2005
Information by principal segments	35

Attributable income was EUR 14.7 million, 5.4% more than in the first quarter of 2004 (excluding the exchange rate impact). The credit risk quality indicators remained excellent (NPL ratio of 0.42% and coverage of 740%).

Other countries

The Argentine economy continues to recover, fuelled by domestic demand and solid growth of exports. The main development in the first quarter was the high level of acceptance (76%) by creditors of the government’s foreign debt restructuring plan.

Lending by Grupo Santander (excluding that to the public

sector) rose 27% year-on-year and was very focused on SMEs and individuals. Deposits and mutual funds increased 23%. During the first quarter the Bank capitalised $137 million of the subordinated debt it had with the Group. Attributable income amounted to EUR 11.4 million.

International Private Banking, globally managed in an independent way, increased its attributable income by 23.8% in dollars ($32.2 million) over the first quarter of 2004, as a result of appropriate management of net interest income and a sharp rise in fees, combined with notable cost control.

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January - March 2005
36	Information by principal segments

Financial Management and Equity Stakes
Million euros
			Variation

	Jan-Mar 05	Jan-Mar 04	Amount	(%)

Income statement
Net interest income (w/o dividends)	(196.1)	(172.0)	(24.1)	14.00

Dividends	5.3	20.1	(14.8)	(73.59)

Net interest income	(190.8)	(151.9)	(38.9)	25.61

Income from companies accounted for by the equity method	133.2	110.1	23.2	21.05

Net fees	(18.8)	(7.7)	(11.1)	143.84

Insurance activity	(0.9)	(0.9)	0.0	(0.81)

Commercial revenue	(77.2)	(50.4)	(26.8)	53.21

Gains (losses) on financial transactions	(7.5)	70.7	(78.1)	—

Gross operating income	(84.7)	20.3	(104.9)	—

Income from non-financial services (net) and other operating income	(0.7)	(4.8)	4.1	(85.64)

General administrative expenses	(91.9)	(68.1)	(23.8)	34.94

Personnel	(50.6)	(34.4)	(16.2)	46.95

Other administrative expenses	(41.3)	(33.7)	(7.6)	22.67

Depreciation and amortisation	(11.9)	(7.6)	(4.3)	57.26

Net operating income	(189.2)	(60.2)	(129.0)	214.12

Net loan loss provisions	13.1	2.7	10.4	378.87

Other results	(128.5)	(80.5)	(48.0)	59.68

Income before taxes	(304.6)	(138.0)	(166.6)	120.77

Income from ordinary activities	(110.9)	(22.3)	(88.6)	397.59

Consolidated income	(110.9)	(22.3)	(88.6)	397.59

Attributable income to the Group	(142.2)	(51.4)	(90.9)	176.92

Balance sheet
Trading portfolio	1,512	1,444	68	4.74

Available-for-sale financial assets	17,125	32,689	(15,564)	(47.61)

Investments	3,640	3,402	238	7.00

Goodwill	15,369	4,823	10,545	218.62

Liquidity lent to the Group	35,981	33,301	2,680	8.05

Capital assigned to Group areas	24,279	18,429	5,851	31.75

Other assets	23,340	18,040	5,299	29.38

Total assets/liabilities & shareholders' equity	121,245	112,128	9,117	8.13

Customer deposits	5,866	10,613	(4,747)	(44.73)

Marketable debt securities	35,219	26,366	8,853	33.58

Subordinated debt	10,774	10,492	281	2.68

Preferred securities	3,370	3,653	(283)	(7.75)

Other liabilities	32,027	41,698	(9,671)	(23.19)

Group capital and reserves	33,990	19,306	14,684	76.06

Off-balance-sheet funds	—	—	—	—

Mutual funds	—	—	—	—

Pension funds	—	—	—	—

Managed portfolios	—	—	—	—

Customer funds under management	51,858	47,471	4,388	9.24

Total managed funds	121,245	112,128	9,117	8.13

Resources
Number of employees (direct & indirect)	1,471	1,372	99	7.22

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January - March 2005
Information by principal segments		37

Financial Management and Equity Stakes

This area is responsible for a series of centralised activities and acts as the Group’s holding entity, managing all capital and reserves and assigning capital and liquidity to the other businesses on the basis of the criteria set out on page 21 of this Report. The cost of liquidity via the transfer of funds to different businesses is at the short-term market rate, which was 2.09% in the first quarter of 2005 (2.04% in the same period of 2004).

•	Equity Stakes: this centralises the management of equity stakes in financial and industrial companies.

The main development during the first quarter was the sale of 2.57% of The Royal Bank of Scotland, which generated a capital gain of EUR 717 million. As stated in other parts of this Report, it did not feed through to attributable income.

Industrial stakes generated attributable income of EUR 79.3 million, 6.7% more than in the first quarter of 2004.

The increase was mainly due to the larger contribution of income from companies accounted for by the equity method, because of the higher earnings of these companies, principally Cepsa’s.

There were no significant sales of industrial stakes during the first quarter. As regards investments, of note was the acquisition of 4.74% of Auna Operadores de Telecomunicaciones, S.A.

The unrealised capital gains of industrial stakes of listed companies stood at EUR 2,400 million at the end of the first quarter.

•	Financial management: this area carries out the global functions of managing the structural exchange rate position, the structural interest rate risk of the parent bank and the liquidity risk. The latter is conducted through issues and securitisations. It also manages the shareholders’ equity.

The cost of hedging the capital of the Group’s non-euro denominated investments is another activity of this area. The current hedging policy is aimed at protecting the capital invested and the year’s results through various instruments that are deemed to be the most appropriate for its management. These investments, except for Brazil, were fully or partially hedged during the first quarter.

In 2004 the Group significantly reduced the portfolio of structural interest rate risk hedging, which has a negative impact when comparing net interest income and gains on financial transactions between the first quarter of 2004 and the same period of 2005.

This sub-area manages shareholder’s equity, the allocation of capital to each business unit, and the financing cost of investments.

There are also other negative items such as the amortisation of the initial excess of pension funds of the subsidiaries over the fluctuation band. The Group considers it convenient to maintain in Argentina an additional fund that complements the provisions already assigned so that the capital of our subsidiaries in the country is covered as well as the loans granted to them by the Group. The impact on earnings of provisions and release of provisions, in accordance with these criteria, will be recorded in Financial Management and Equity Shareholdings and will thus be independent of those registered in Latin America.

This means that this sub-area’s overall contribution to earnings is normally negative.

This sub area also includes the fund constituted for the same amount as the capital gain generated from the sale of the stake in The Royal Bank of Scotland (see other parts of this Report).

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January - March 2005
38		Information by secondary segments

Income statement and business volumes secondary segments
Million euros
	Operating business areas			Retail Banking

		Variation (%)			Variation (%)

	Jan-Mar 05	Total	w/o Abbey	Jan-Mar 05	Total	w/o Abbey

Income statement
Net interest income	2,548.7	27.76	8.07	2,424.0	34.98	11.86

Inc. from companies accounted by equity method	7.3	(52.12)	(55.66)	6.4	(58.06)	(61.60)

Net fees	1,403.0	26.47	7.18	1,161.9	29.47	8.29

Insurance activity	214.4	563.14	64.41	0.0	—	—

Commercial revenue	4,173.4	32.41	8.03	3,592.3	32.63	10.26

Gains (losses) on financial transactions	448.9	81.46	41.15	255.0	218.99	94.30

Gross operating income	4,622.3	35.98	10.44	3,847.3	37.97	12.67

Income from non-financial services (net)
and other operating income	108.2	190.10	21.39	114.1	166.93	19.71

General administrative expenses	(2,219.5)	41.79	4.21	(1,951.3)	40.20	3.55

Personnel	(1,333.1)	35.72	4.19	(1,190.3)	35.95	4.02

Other administrative expenses	(886.3)	52.02	4.23	(760.9)	47.41	2.77

Depreciation and amortisation	(268.1)	39.34	1.28	(250.7)	42.96	2.18

Net operating income	2,242.9	33.60	17.54	1,759.4	39.19	24.40

Net loan loss provisions	(294.2)	(11.09)	(28.65)	(269.9)	(8.75)	(28.39)

Other income	(26.3)	(54.20)	(20.69)	(42.7)	(18.90)	17.56

Income before taxes	1,922.4	48.96	31.08	1,446.7	58.02	41.85

Business volumes
Total assets	698,896	95.61	16.29	553,918	145.51	19.90

Loans and credits	369,465	102.01	14.29	339,979	125.37	19.02

Customer deposits	278,866	74.34	9.77	237,510	88.60	6.58

Retail Banking

Retail Banking generated income before taxes of EUR 1,446.7 million, 58.0% more than in the first quarter of 2004 and 41.8% higher excluding Abbey. Both Europe and Latin America performed well.

Retail Banking in Continental Europe continued its growth trends in volume and earnings. Gross operating income was 10.3% higher than in the first quarter of 2004, net operating income increased 18.6% and income before taxes rose 38.8%. All units (Santander Central Hispano Network, Banesto Retail, Portugal Retail and Banif) grew at a brisk pace (double digit in net operating income and attributable income).

There were four main drivers behind the sharp rise in results: business growth, stronger in lending but also in customer funds; better management of prices in an environment of stable interest rates, which is enabling a recovery of spreads; cost control, in particular at the Santander Central Hispano Network and Portugal its expenses, and the lower needs for loan-loss provisions, because of the high credit risk quality and the coverage level already reached.

Abbey’s Retail Banking operations generated revenues for the Group of EUR 705.6 million, net operating income of EUR 186.9 million and income before taxes of EUR 148.1 million.

The good earnings performance of Retail Banking in Latin America was based on strong growth in customer business, the good results in net interest income and net fees, and reduced needs for net loan-loss provisions. All of this was reflected in a 12.7% rise in commercial revenue, 40.7% in net operating income and 50.0% in income before taxes, all in euros.

The increasing proportion of customer business in all countries, due to the strong commercial development in previous quarters, was reflected in significant rises in commercial revenue, net operating income and income before taxes.

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January - March 2005
Information by secondary segments		39

Income statement and business volumes secondary segments
Million euros
Asset Management and Insurance			Global Wholesale Banking

	Variation (%)			Variation

Jan-Mar 05	Total	w/o Abbey	Jan-Mar 05	(%)

					Income statement
(18.0)	—	31.90	142.7	(27.10)	Net interest income

0.0	—	—	0.9	—	Inc. from companies accounted by equity method

141.0	29.07	7.18	100.0	(2.53)	Net fees

214.4	563.14	64.41	0.0	—	Insurance activity

337.5	132.71	20.52	243.6	(18.35)	Commercial revenue

14.2	343.10	342.02	179.8	9.43	Gains (losses) on financial transactions

351.6	137.24	27.45	423.4	(8.48)	Gross operating income

					Income from non-financial services (net)
0.2	—	—	(6.1)	16.77	and other operating income

(138.4)	137.91	3.37	(129.8)	12.47	General administrative expenses

(65.3)	82.22	(1.72)	(77.5)	9.32	Personnel

(73.1)	227.24	11.54	(52.3)	17.50	Other administrative expenses

(5.4)	41.29	(3.94)	(12.0)	(9.20)	Depreciation and amortisation

208.0	141.89	45.71	275.5	(16.21)	Net operating income

(3.7)	196.42	196.42	(20.5)	(39.26)	Net loan loss provisions

8.5	—	—	7.9	—	Other income

212.8	149.34	52.44	262.9	(9.26)	Income before taxes

					Business volumes
7,266	(29.35)	(29.35)	137,713	13.45	Total assets

369	(66.93)	(66.93)	29,117	(5.84)	Loans and credits

24	19.23	19.23	41,332	21.58	Customer deposits

The table shows average growth of 15% in gross operating income (in euros) in the three main countries and double that in net operating income, as costs increased basically in line with each country’s inflation, and income before taxes continued to rise because of the reduced needs for net loan-loss provisions.

Retail Banking. Income statement
Million euros
	Gross operating		Net operating		Income before
	income		income		tax

	Jan-Mar 05	Var. (%)	Jan-Mar 05	Var. (%)	Jan-Mar 05	Var. (%)

Continental Europe	1,948.2	10.32	1,104.0	18.56	924.3	38.78

o/w: Spain	1,454.8	7.05	821.0	14.77	703.0	31.29

Portugal	225.3	8.89	109.0	20.03	107.7	52.89

United Kingdom (Abbey)	705.6	—	186.9	—	148.1	—

Latin America	1,193.5	16.72	468.5	40.74	374.4	50.05

o/w: Brazil	429.7	12.12	134.7	13.92	115.5	50.39

Mexico	285.2	15.81	111.5	41.03	90.4	25.55

Chile	184.4	21.79	90.9	78.15	65.7	121.26

Total Retail Banking	3,847.3	37.97	1,759.4	39.19	1,446.7	58.02

<<

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January - March 2005
40	Information by secondary segments

Asset Management and Insurance

Income before taxes was EUR 212.8 million, 149% more than in the first quarter of 2004 and 52.4% higher excluding Abbey’s contribution. Managed mutual and pension funds surpassed EUR 130,000 million (+7.7% y-o-y, excluding Abbey), and the liabilities from insurance contracts amounted to EUR 42,404 million.

Asset Management. Mutual and pension fund generated in the first quarter a total volume of fees for the Group of EUR 442.7 million, 18.4% higher than 2004 (+10.5% without Abbey). Income before taxes, after deducting the fees paid to the distribution networks and operating costs, was EUR 89.1 million (+34.3% y-o-y).

The volume of managed mutual funds in Spain surpassed EUR 72,000 million, making Santander Asset Management the leader (market share of 26.8% in mutual and real estate funds, according to Inverco). Of note was the launch during the first quarter of new guaranteed funds ("Superselección Acciones 1 y 2"), which attracted more than EUR 2,400 million, and other specialised funds for Private Banking, making it the entity with highest growth in equity funds in the quarter.

We also reinforced our leadership in innovation with new products tailored to suit customers’ needs. The range of "concept" funds was completed with funds that are invested both in Spain (Small Caps España) and in the United Kingdom (Top 25 UK) as well as international funds (BRICT, which invests in Brazil, Russia, India, China and Turkey). This diversified our offer geographically and by management specialisation.

In alternative management, Optimal increased its assets to over EUR 3,500 million in the first quarter, (+7.3% over December 2004) confirming investors’ preference for alternative management funds of funds. We remained the leader in the capturing of real estate funds (more than EUR 450 million net in the quarter) and in terms of market share (57.4%) after reaching approximately EUR 3,000 million in managed funds.

The volume of pension plans in Spain surpassed EUR 7,400 million at the end of the first quarter, 10.6% more than a year earlier. In individual plans, which rose 10.0% year-on-year, the Group remained the leader with a market share of 16.9%.

In Portugal, mutual and pension funds increased 12.3% and 13.1%, respectively, year-on-year. The growth strategy in mutual funds has enabled the Group to become the second largest fund management entity (market share of more than 18%).

In Latin America, managed mutual funds amounted to EUR 15,900 million, 16.5% more than in March 2004 excluding the exchange rate effect, and with strong growth in all countries. This was the result of a different strategy for each country which combines knowledge of the markets and local needs with taking advantage of the global capacities in management and the development of high value-added products.

Of note was Mexico, where mutual funds grew 24.6% year-on-year (excluding the exchange rate effect) to more than EUR 4,600 million and increased the market share strongly, both in terms of volume (+310 b.p) as well as revenues (+480 b.p.). The volume of assets, the dynamic management funds, the performance in equities and the network’s very profound knowledge of the product, makes Santander Gestión de Activos México one of the entities with the strongest potential in the country.

Brazil, whose managed assets increased 12.6% (excluding the exchange rate impact) to EUR 7,700 million, focused on the retail segment. The successful launch in the first quarter of a one-year guaranteed fund enabled the Group to increase its market share by more than 40 b.p. to 8.2%. New specialised funds for private banking, which complete the range for this segment (Multimercado funds), were also launched.

Chile, where the Group remained the leader in guaranteed

Mutual funds. March 2005
Million euros
	Assets under	Var. (%) o/
	management	Mar. 04

Spain	72,138	5.03

Continental Europe (excl. Spain)	5,250	12.30

United Kingdom (Abbey)	1,449	—

Latin America	15,871	14.87

Total*	94,707	8.64

(*).- Excl. Abbey: +7.0%
Pensions plans. March 2005
Million euros
	Assets under	Var. (%) o/
	management	Mar. 04

Spain	7,429	10.61

Continental Europe (excl. Spain)	986	13.08

United Kingdom (Abbey)	13,510	—

Latin America	14,294	10.43

Total*	36,218	76.39

(*).- Excl. Abbey: +10.6%

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January - March 2005
Information by secondary segments	41

funds, for individuals and in private banking, completed its equities range with the launch of new specialised funds ("Acciones Selectas"). Market share stands at 21%.

Puerto Rico registered growth in its managed assets of around 20% (excluding the exchange rate impact). Argentina also consolidated its good performance in fixed income funds which helped to increase its managed assets by 30% year-on-year (excluding the exchange rate effect).

Total pension plans in Latin America amounted to EUR 14,300 million, 13.2% more than in the first quarter of 2004 (excluding the exchange rate effect), and with growth in all countries.

Insurance. The Group’s insurance companies generated income before taxes of EUR 123.8 million in the first quarter (+550.2% y-o-y; +115.8% excluding Abbey), after disbursing the distribution fees to the networks. Including them, total net revenue from the Group’s insurance activity amounted to EUR 402.0 million, 182.8% more than in the first quarter of 2004 (+20.7% excluding Abbey), because of the distribution capacity of the Group’s networks and a bancassurance management differentiated by countries.

In Spain, Santander Seguros maintained the growth trend in its strategic business. Fees from products contributed to the Group were 12% higher in the first quarter than in the same period of 2004, and the total contribution (fees plus the company’s income) amounted to EUR 40 million. Of note in business volumes was growth of around 9% in individual life-risk insurance and multi-risk household insurance, together with the take-off in unemployment insurance (+150% y-o-y). This performance, coupled with that of Banesto Seguros, made Grupo Santander in Spain the leader in the bancassurance sector in individual life-risk products (market share of 22.3%).

In Portugal, the Group’s strategy combines the distribution of risk insurance related to credit operations with capitalisation-savings insurance. Premiums linked to credits grew 32% over the first quarter of 2004.

In the United Kingdom, Abbey maintained notable activity in insurance which, in the first quarter of 2005, accounted for just over half of the Group’s total insurance revenue. Its insurance products are distributed in a specialised way through Abbey’s various channels (branches, brokers, telemarketing and Internet).

Abbey continues to deploy a strategy differentiated by types of insurance. In life insurance, Abbey Group’s companies manage EUR 37,500 million from 4 million customers. General insurance is basically household and protection of payments and its evolution continued to be in line with that of mortgages.

In Latin America, the Group continued to develop its insurance distribution growth strategy through the local retail networks. Backed by strong linking to products related to lending, progress was made in placing non-linked bancassurance products through personalised offers to customers (life, auto and household products). Of note, by countries, were Brazil, Mexico and Chile whose total premium income increased 22% (excluding the exchange rate effect).

Asset Management and Insurance. Income statement
Million euros
	Gross operating		Net operating		Income before
	income		income		tax

	Jan-Mar 05	Var. (%)	Jan-Mar 05	Var. (%)	Jan-Mar 05	Var. (%)

Mutual funds	62.6	17.01	41.3	19.70	41.6	16.78

Pension plans	79.8	20.78	49.3	49.13	47.5	54.51

Insurance	209.3	629.23	117.4	537.05	123.8	550.18

o/w: Abbey	162.7	—	82.7	—	82.7	—

Total Asset Management and Insurance	351.6	137.24	208.0	141.89	212.8	149.34

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January - March 2005
42	Information by secondary segments

Global Wholesale Banking

Income before taxes amounted to EUR 262.9 million, 9.3% lower than in the first quarter of 2004 due to reduced treasury results in Latin America. Excluding this effect, income before taxes would have been 27% higher, because of growth in the other lines of gross operating income (+28%) and reduced needs for loan-loss provisions. Operating expenses increased 10.3%, mainly because of costs related to the launch and expansion of the Santander Global Connect and Santander Global Market projects. Lastly, strict management of risk kept the ratio of non-performing loans at a low level (0.34% compared with 0.66% in March 2004).

The Group is consolidating a new structure for wholesale business which was established during 2004. It is based on a double vector (product-client). There are three large areas of products which, because of their nature and potential, require differentiated management: Corporate Products, Investment Banking and Markets.

Its aim is to increase the generation of revenues, both by corporate and institutional clients, the main consumers of these products, as well as the retail customers of the networks in the countries where the Group operates, and develop specific products for their needs. Strategies such as Santander Global Connect, within the Markets area (derivative products for customers of the retail network focused on hedging risks), are in response to this objective.

The main developments in the product areas were:

•	Corporate products including basic financing and transactional banking activities, trade finance and custody. Of note is the growing relative share of transactional banking and trade finance while basic financing was affected by lower spreads.

•	Investment Banking provides a series of high value financing solutions that the Group makes available to its customers (structured/project finance, syndicated loans, fixed income origination) and corporate finance activities.

Of note in the first quarter was the strong pace of activity in Financing Solutions whose gross operating income increased 12%. Among the main operations in which the Group participated were: in Structured Finance, refinancing ONO’s debt (as Mandated Lead Arranger; total amount EUR 1,250 million; EUR 200 million underwritten); Syndicated Loans, operations with Telecom Italia and Inmobiliaria Colonial (EUR 240 million and EUR 150 million underwritten, respectively); Fixed Income Origination, participation as Joint Lead Manager in placing the 30-year Kingdom of Spain bond (total: EUR 6,000 million).

In Corporate Finance, of note in the good first quarter performance was advising Carrefour on the sale to Sonae of its Modelo Continente assets in Mexico, and the advice provided to EADS for its acquisition of OGMA-Industria Aeronáutica de Portugal.

•	Markets integrate treasury and equities activity, including the ones of customers and those on our own account in trading positions.

Equities’ revenue increased 12% year-on-year, consolidating its leadership in brokerage in Spain (12% market share including Banesto), in Portugal (3rd position with a market share of 11%). This performance was also reflected in the improvement in the sector’s main rankings, both in Spain and Portugal (best broker-dealer for equity analysis, Institutional Investor) as well as Latin America (second in the asset weighted ranking of Institutional Investor). Also of note, was the placement of 8% of Ence’s capital held by Portucel.

Revenues in Treasury Europe registered strong growth supported by business with customers as well as own trading positions.

Sales to Customers doubled its gross operating income, spurred by the good performance of Santander Global Connect whose new business increased 182% year-on-year, after consolidating its project in Spain and extending its activity to Portugal. In Europe, the structure was strengthened for the sale of value-added products to institutional clients and a cross-border book was established for the sale of structured products to corporate clients in conjunction with Latin American countries.

Latin American treasuries reduced their year-on-year revenues sharply (-46%) because of the high results in the first quarter of 2004 and the impact of higher interest rates in 2005 in Brazil and Mexico.

Customer activity maintained its positive performance. In Brazil, we continue to be the leader in the sale of structured derivatives, especially to corporates. In Mexico, we are the leading market maker in fixed income, the first in trading futures on MEXDER and the second in the currency market. Moreover, following the change in the regulatory framework, derivatives are beginning to be sold to Afores and investment companies, a high potential business. In Chile, the sale of

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January - March 2005
Information by principal segments		43

value-added products to corporate clients accounted for 29% of treasury results. The Group is also leader in the currency, fixed income and interest rate derivatives markets.

In Argentina, the magazine Latin Finance awarded Banco Rio its "Local Currency Corporate Bond of the Year 2004" prize for a placement of Telefónica Argentina. Lastly, in Colombia we closed the first 100% structured deposit of local origin, making us one of the pioneers in this field.

The second vector of the new structure is management of

corporate and institutional clients. In this area, the Group has segmented those clients who for reasons of complexity, potential and the multinational dimension of their activities require global management at Group level in order to integrate the Global Customer Relation Model. The aim is to boost customer revenue generation through a range of high value products and services.

These global groups are managed by a team comprising a global account officer, local account officers in the markets where the client operates and product specialists. The total revenues generated by the Global Customer Relation Model increased 6% year-on-year, with Brazil up 22%.

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	January - March 2005	The share
44

The Santander Central Hispano share

The financial markets continued their positive trend, with both Spain’s Ibex-35 and the Dow Jones reaching their highest levels of the last three and a half years. However, the surge in oil prices, the uncertainty over their strength and the quarter point increase in the Fed funds rate reduced part of the gains.

In this environment, the Santander share ended the first quarter at EUR 9.39, 2.85% higher than the closing price of 2004. This was in line with the Euro zone (EuroStoxx 50: +3.54%) and slightly more than Spain’s market (Ibex-35: +1.96%).

Capitalisation

The market value of Santander Central Hispano at the end of the first quarter was EUR 58,728 million, an increase of EUR 16,528 million over the same period of 2004. The rise was due to the higher share price and the increase in number of shares after the capital increase of November 2004. Grupo Santander is the largest bank in the Euro zone by this yardstick and ninth in the world.

The share’s weighting in the EuroStoxx 50 is 3.70% and 16.49% in the Ibex-35.

Trading

The number of shares traded during the first quarter was 4,346 million for an effective value of EUR 40,358 million, the highest of Spain’s banks and with a liquidity ratio of 69%.

The number of shares traded in the first quarter of 2004 was 36.26% higher and the value increased 37.44%. The average daily number of shares traded was 71 million.

Regarding the friendly bid for Abbey National plc ("Abbey"), Banco Santander announced it was seeking a secondary listing on the LSE.

Initially it was estimated that the listing process would be completed during the first half of 2005. However, because of the entry into force of European Directive 2003/71/EC of November 4, 2003, it is now estimated that the listing will be obtained, under the new directive, in early July, assuming, as expected, that the directive forms part of English Law no later than July 1st.

As a consequence, the “free dealing facility” that the Bank put in place because of the acquisition of Abbey will be maintained until the shares are listed. In any case, the Bank will make a new announcement once the listing is approved.

Shareholder remuneration

On February 1, Santander Central Hispano paid a third interim dividend charged to 2004 earnings of EUR 0.0830 per share. On May 1, a fourth dividend was paid of EUR 0.0842 per share.

The total dividend charged to 2004 earnings that the Board will propose to the Shareholders’ Meeting is EUR 0.3332 per share, 10% more than in 2003.

The Santander Central Hispano share

31.03.2005

Shareholders and trading data
Shareholders (number)	2,578,094

Shares outstanding (number)	6,254,296,579

Average daily turnover (no. of shares)	71,238,965

Share liquidity* (%)	69

Dividend per share	euros
First interim dividend (01.08.04)	0.0830

Second interim dividend (01.11.04)	0.0830

Third interim dividend (01.02.05)	0.0830

Fourth interim dividend (01.05.05)	0.0842

Price movements during the year
Beginning (30.12.04)	9.13

High	9.83

Low	8.94

Last (31.03.05)	9.39

Market capitalization (millions)	58,728

Stock market indicators
Price / Book value (X)	1.76

P/E ratio (X)	12.35

(*).-	Number of shares traded during the year / number of shares

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January - March 2005
The share		45

Shareholders

The total number of shareholders at March 31, 2005 stood at 2,578,094. The average investment per shareholder was EUR 22,780 (2,426 shares).

As regards the geographic distribution of the capital stock, 91.06% of the shareholders are European, with an average investment of EUR 20,772 (2,212 shares per shareholder), and shareholders from the Americas hold 8.76% of the capital stock (average investment of EUR 1,538,879 and 168,677 shares).

Companies held 72.93% of the capital stock and individuals 27.07%.

Comparative performance of share prices
December 30, 2004 to March 30, 2005

SAN
Euro Stoxx Banks
Euro Stoxx 50
108
106
104
102
100
98
96
30.12.2004
31.03.2005

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	January - March 2005	Corporate Governance
46

Deminor Rating, the independent European rating agency for corporate governance matters, renewed its 8 out of 10 rating for the Bank. The scale goes from 1 ("most questionable practices") to 10 ("best practices").

Deminor Rating said the Bank continued to be one of the leading companies in Continental Europe in Corporate Governance and it complied particularly well as regards its standards of public information and the Board’s functioning.

The full report is available on the Group’s website (www.gruposantander.com) as well as on Deminor’s (www.deminor-rating.com).

In response to the commitment assumed by the Chairman at the Shareholders’ Meeting on June 19, 2004, the Bank appointed Spencer Stuart to conduct a self-evaluation of the Board of Directors.

This process highlighted Directors’ opinions on the positive way in which the Board and its Committees work and their view, on the basis of their own experience, that Santander’s Board of Directors has high standards regarding functioning best practices.

As regards the training of Directors and continuing the sessions conducted during 2004, both in the sphere of the Executive Committee as well as in the Audit and Compliance Committee, particularly on New Financial Products, the International Financial Reporting Standards (IFRS) and various aspects of the Sarbanes-Oxley Law, a four-pronged training programme was put into effect. The four areas are (i) Financial Markets; (ii) Corporate Governance; (iii) Supervision and Regulation; and (iv) Financial Information.

A noteworthy development in Corporate Governance took place in the first quarter when we published for the first time a report of the Appointments and Remuneration Committee which, among other things, summarised the terms and conditions of executive directors’ contracts.

Lastly, the National Securities Market Commission was told on April 28 that the Board has agreed to appoint Mr. Luis Angel Rojo Duque as an independent director to cover the vacancy left by Mr. Juan Abelló.

This appointment, by co-opting, will be submitted for approval to the next Shareholders’ Meeting, which is initially scheduled for June 18 in Santander, Spain.

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Corporate Social Responsability	January - March 2005
47

As part of its drive to develop the Social Responsibility of companies, the Group inaugurated in Puerto Rico the "Week of Corporate Social Responsibility." This was organised by ConectaRSE, the first institution in Puerto Rico dedicated to CSR education, promotion and implementation, and of which Santander Puerto Rico is a founder partner.

In Chile, Santander Banefe awarded the fourth National Prize to the Female Micro-Entrepreneur. This is an important way to promote micro credits for communities that risk being marginalised. The winners were selected from more than 16,000 candidates throughout the country who have received loans for their business projects.

In Spain, a group of employees’ children, with various types of disability, went on an Alpine skiing trip specially adapted for them. This was one of the Social Responsibility actions that was most welcomed in 2004 by employees and it will be repeated and extended this year.

The environment
The Group’s Environmental Committee authorised the updating of the environmental policy (available on the website).

In order to reduce the emission of greenhouse gases, Grupo Santander, through Santander Investment Services, and Climate Change Capital agreed to jointly develop financial advisory activities in Spain’s climate change sector.

Universia
Universia (www.universia.net), the largest university portal in the Spanish- and Portuguese-speaking world, held its First Meeting of Rectors of Universia Portugal (www.universia.pt), which has 19 partner universities (95% of Portugal’s university community).

Universia launched the learning library, which includes more than 800,000 books of Universia’s partner universities as well as from other scientific and university libraries.

Santander Universities
In Spain, the Group renewed or enlarged six agreements with universities. They were mainly focused on developing and establishing new technologies in university campuses and programmes of grants for the exchange of teachers and students with other European and Latin American universities.

In Salamanca, 134 grants were made to Latin American students from 20 countries. This is the largest programme of grants among Spanish universities with funds from a private sector company (EUR 1.2 million).

In Mexico, the collaboration agreement with the National Autonomous University of Mexico (UNAM) since 2002 was renewed. Under the new agreement $1 million will be contributed and some of it will be used to finance 300 scholarships for postgraduate students in the Network of Macro Universities of Latin America and the Caribbean.

The Leonardo Torres Quevedo Foundation awarded Grupo Santander the Business Collaboration prize and the Tordesillas Group, comprising 34 Spanish, Portuguese and Brazilian universities, made Mr. Emilio Botín a "partner of honour" in recognition of Grupo Santander’s support for its activities.

Miguel de Cervantes Virtual Library
The Miguel de Cervantes Virtual Library Foundation created a new portal, in collaboration with Spain’s National Library, which can be used to consult a selection of its most valuable books.

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, s/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 20 / 34 (91) 259 65 15 / 34 (91) 259 65 17 / 34 (91) 259 65 18
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12. Santander (Spain)
Teléfono: 34 (942) 20 61 00
Operational Head Office:
Ciudad Grupo Santander.
Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

www.gruposantander.com

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Item 4

FINANCIAL INFORMATION
First quarter 2005

- Group

- Geographical segments

- Business segments

- Other

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G R O U P

•	Key data
•	Income Statement
•	Income Statement Quarterly
•	Exchange rate
•	Net fees and insurance business
•	Operating costs
•	Net loan loss provisions
•	Balance sheet
•	Customer loans	Quarterly
•	Risks	Quarterly
•	Customer funds	Quarterly
•	Shareholders' equity and capital ratios
•	Statement of changes in consolidated shareholders' equity

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Key consolidated data in 2005

	Q1 '05		Q1 '04	Variation (%)		2004

	with Abbey	w/o Abbey		with Abbey	w/o Abbey
Balance sheet (million euros)
Total assets	698,581	417,231	363,420	92.22	14.81	661,113
Customer loans	370,061	209,628	183,460	101.71	14.26	358,524
Customer funds under management	607,828	392,671	357,594	69.98	9.81	600,830
On-balance sheet	465,253	265,055	240,197	93.70	10.35	460,835
Off-balance sheet	142,574	127,616	117,397	21.45	8.70	139,995
Shareholders' equity	33,338		18,718	78.11		32,111
Total managed funds	841,155	544,847	480,817	74.94	13.32	801,108

Capital and NPL ratios (%)
BIS ratio	12.97		12.29			13.01
Tier I	7.24		8.08			7.16
NPL ratio	1.07	1.22	1.33			1.02
NPL coverage	162.22	202.18	168.87			166.14

Income statement (million euros)*
Net interest income (w/o dividends)	2,321.4	1,928.8	1,798.5	29.08	7.25	7,372.3
Commercial revenue	4,096.2	3,327.6	3,101.5	32.07	7.29	12,954.5
Gross operating income	4,537.7	3,669.4	3,419.5	32.70	7.31	14,055.2
Net operating income	2,053.7	1,784.0	1,618.6	26.89	10.22	6,661.6
Net consolidated income	1,303.9	1,150.5	965.8	35.01	19.13	3,996.2
Attributable income to the Group	1,185.1	1,031.7	855.6	38.52	20.59	3,605.9
(*).- This includes the results of the sale in January of the 2.57% stake in The Royal Bank of Scotland. A provision of the same amount and in the same line of the income statement was constituted for covering possible contingencies

Profitability and efficiency (%)
ROA	0.76		1.06			1.02
ROE	15.06		20.18			19.70
Efficiency ratio	50.94	46.96	47.77			47.63
(general administrative expenses / gross operating income)

Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254		4,768			6,254
Share price (euros)	9.39		8.85			9.13
Market capitalisation (Million euros)	58,728		42,200			57,102
EPS (euro)	0.1900		0.1801			0.7289
Diluted EPS (euro)	0.1898		0.1795			0.7276
P/E ratio (share price / Annualized EPS)	12.35		12.29			12.53

Other data
Shareholders (number)	2,578,094		1,094,525			2,685,317
Number of employees	125,933		102,683			127,424
Continental Europe	43,387		43,836			43,366
United Kingdom (Abbey)	23,450		0			24,361
Latin America	57,625		57,475			58,265
Financial management and equity stakes	1,471		1,372			1,432
Number of branches	9,935		9,151			9,973
Continental Europe	5,241		5,112			5,233
United Kingdom (Abbey)	718		0			730
Latin America	3,976		4,039			4,010

Note: This information has not been audited. It was prepared in accordance with International Financial Reporting Standards (IFRS).

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Income statement
Million euros
	Q1 '05		Q1 '04	Variation w/o Abbey

	with Abbey	w/o Abbey		Amount	%

Net interest income (w/o dividends)	2,321.4	1,928.8	1,798.5	130.3	7.25
Dividends	36.4	36.4	44.6	(8.2)	(18.42)
Net interest income	2,357.9	1,965.2	1,843.1	122.1	6.63
Income from companies accounted for by the equity method	140.5	140.0	125.3	14.7	11.71
Net fees	1,384.2	1,170.1	1,101.6	68.5	6.22
Insurance activity	213.6	52.3	31.5	20.8	66.19
Commercial revenue	4,096.2	3,327.6	3,101.5	226.1	7.29
Gains (losses) on financial transactions	441.5	341.8	318.1	23.7	7.45
Gross operating income	4,537.7	3,669.4	3,419.5	249.8	7.31
Income from non-financial services	155.7	100.9	88.8	12.1	13.68
Non-financial expenses	(35.0)	(35.0)	(38.4)	3.4	(8.84)
Other operating income	(13.2)	(21.3)	(17.9)	(3.4)	19.29
Operating costs	(2,591.4)	(1,929.9)	(1,833.5)	(96.4)	5.26
General administrative expenses	(2,311.4)	(1,723.1)	(1,633.5)	(89.6)	5.49
Personnel	(1,383.7)	(1,074.0)	(1,016.7)	(57.3)	5.64
Other administrative expenses	(927.7)	(649.0)	(616.7)	(32.3)	5.24
Depreciation and amortisation	(280.1)	(206.8)	(200.0)	(6.8)	3.40
Net operating income	2,053.7	1,784.0	1,618.6	165.5	10.22
Impairment loss on assets	(291.3)	(233.2)	(365.9)	132.7	(36.25)
Net loan loss provisions	(281.1)	(223.0)	(328.1)	105.2	(32.05)
Goodwill	0.0	0.0	(2.4)	2.4	(100.00)
Other assets	(10.3)	(10.3)	(35.3)	25.0	(70.90)
Other income	(144.5)	(163.7)	(100.1)	(63.7)	63.63
Income before taxes	1,617.9	1,387.1	1,152.6	234.5	20.34
Corporate income tax	(314.4)	(237.0)	(189.1)	(48.0)	25.36
Net income from ordinary activity	1,303.4	1,150.1	963.5	186.5	19.36
Net income from discontinued operations	0.5	0.5	2.2	(1.8)	(79.85)
Net consolidated income	1,303.9	1,150.5	965.8	184.7	19.13
Minority interests	118.8	118.8	110.2	8.6	7.78
Attributable income to the Group	1,185.1	1,031.7	855.6	176.2	20.59

Pro memoria:
Average total assets	685,237	408,535	365,486	43,049	11.78
Average shareholders' equity*	31,474		16,963	14,511	85.55

(*).- Variation with Abbey.

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Quarterly
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05

Net interest income (w/o dividends)	1,798.5	1,821.4	1,844.2	1,908.2	2,321.4
Dividends	44.6	197.2	103.3	44.0	36.4
Net interest income	1,843.1	2,018.6	1,947.5	1,952.2	2,357.9
Income from companies accounted for by the equity method	125.3	81.7	132.5	109.5	140.5
Net fees	1,101.6	1,174.2	1,141.7	1,165.2	1,384.2
Insurance activity	31.5	45.6	40.7	43.6	213.6
Commercial revenue	3,101.5	3,320.1	3,262.4	3,270.5	4,096.2
Gains (losses) on financial transactions	318.1	325.0	265.5	192.2	441.5
Gross operating income	3,419.5	3,645.2	3,527.9	3,462.7	4,537.7
Income from non-financial services	88.8	101.8	77.2	80.1	155.7
Non-financial expenses	(38.4)	(42.8)	(32.0)	(32.0)	(35.0)
Other operating income	(17.9)	(9.2)	(20.8)	(15.0)	(13.2)
Operating costs	(1,833.5)	(1,866.6)	(1,868.9)	(1,964.4)	(2,591.4)
General administrative expenses	(1,633.5)	(1,657.3)	(1,660.3)	(1,743.7)	(2,311.4)
Personnel	(1,016.7)	(1,037.6)	(1,047.9)	(1,133.7)	(1,383.7)
Other administrative expenses	(616.7)	(619.7)	(612.3)	(609.9)	(927.7)
Depreciation and amortisation	(200.0)	(209.3)	(208.6)	(220.8)	(280.1)
Net operating income	1,618.6	1,828.3	1,683.4	1,531.3	2,053.7
Impairment loss on assets	(365.9)	(472.4)	(496.4)	(508.8)	(291.3)
Net loan loss provisions	(328.1)	(436.4)	(471.1)	(337.2)	(281.1)
Goodwill	(2.4)	0.0	0.0	(135.8)	0.0
Other assets	(35.3)	(36.0)	(25.3)	(35.8)	(10.3)
Other income	(100.1)	(5.5)	48.3	(179.6)	(144.5)
Income before taxes (ordinary)	1,152.6	1,350.4	1,235.4	842.9	1,617.9
Corporate income tax	(189.1)	(230.8)	(196.1)	19.2	(314.4)
Net income from ordinary activity	963.5	1,119.6	1,039.3	862.1	1,303.4
Net income from discontinued operations	2.2	1.2	2.1	6.2	0.5
Net consolidated income (ordinary)	965.8	1,120.8	1,041.4	868.3	1,303.9
Minority interests	110.2	89.3	93.7	97.2	118.8
Attributable income to the Group (ordinary)	855.6	1,031.5	947.7	771.1	1,185.1
Net extraordinary gains and writedowns	0.0	359.0	472.2	(831.3)	0.0
Attributable income to the Group (including extraordinaries)	855.6	1,390.5	1,419.9	(60.2)	1,185.1

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Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)

	Q1 '05	Q1 '04	31.03.05	31.12.04	31.03.04

US$	1.3112	1.2490	1.2964	1.3621	1.2224
Pound sterling	0.6935	0.6794	0.6885	0.7050	0.6659
Brazilian real	3.4927	3.6186	3.4692	3.6177	3.5572
New Mexican peso	14.6605	13.7286	14.5207	15.2279	13.6615
Chilean peso	758.5727	734.8456	760.9868	759.7110	752.9950
Venezuelan bolivar	2,609.8758	2,226.7747	2,783.7597	2,611.9630	2,344.0613
Argentine peso	3.8470	3.6429	3.7887	4.0488	3.5175

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Net fees and insurance business
Million euros
	Q1 '05		Q1 '04	Variation w/o Abbey

	with Abbey	w/o Abbey		Amount	%

Commissions for services	788.6	616.2	588.4	27.8	4.72
Credit and debit cards	134.5	129.9	126.3	3.6	2.87
Insurance	188.4	119.3	110.7	8.6	7.77
Account management	116.7	116.7	98.4	18.3	18.55
Commercial bills	70.6	70.6	91.4	(20.8)	(22.76)
Contingent liabilities	60.7	60.7	55.2	5.4	9.86
Other transactions	217.8	119.1	106.4	12.7	11.90
Mutual & pension funds	442.7	412.9	373.8	39.1	10.46
Securities services	152.9	141.1	139.4	1.6	1.18
Net fees	1,384.2	1,170.1	1,101.6	68.5	6.22
Insurance activity	213.6	52.3	31.5	20.8	66.19
Net fees and insurance business	1,597.8	1,222.4	1,133.1	89.4	7.89

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Operating costs
Million euros
	Q1 '05		Q1 '04	Variation w/o Abbey

	with Abbey	w/o Abbey		Amount	%

Personnel expenses	1,383.7	1,074.0	1,016.7	57.3	5.64
General expenses	927.7	649.0	616.7	32.3	5.24
Information technology	115.2	88.6	83.1	5.5	6.66
Communications	87.2	53.1	57.9	(4.7)	(8.14)
Advertising	100.9	79.1	77.6	1.5	1.95
Buildings and premises	177.5	115.5	124.6	(9.1)	(7.29)
Printed and office material	28.0	20.2	18.7	1.5	8.05
Taxes (other than income tax)	35.6	35.6	36.2	(0.6)	(1.70)
Other expenses	383.3	256.9	218.8	38.1	17.44
Personnel and general expenses	2,311.4	1,723.1	1,633.5	89.6	5.49
Depreciation and amortisation	280.1	206.8	200.0	6.8	3.40
Total operating expenses	2,591.4	1,929.9	1,833.5	96.4	5.26

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Net loan loss provisions
Million euros
	Q1 '05		Q1 '04	Variation w/o Abbey

	with Abbey	w/o Abbey		Amount	%

Nonperforming loans	443.3	376.9	397.3	(20.3)	(5.12)
Country-risk	(27.5)	(27.5)	18.8	(46.3)	—
Recovery of written-off assets	(134.7)	(126.5)	(87.9)	(38.5)	43.79
Total	281.1	223.0	328.1	(105.2)	(32.05)

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Balance sheet
Million euros
	31.03.05		31.03.04	Variation w/o Abbey		31.12.04

	with Abbey	w/o Abbey		Amount	%
Assets
Cash on hand and deposits at central banks	10,205	9,762	9,271	491	5.29	8,801
Trading portfolio	88,792	37,468	30,547	6,921	22.66	83,032
Debt securities	59,531	26,100	21,830	4,270	19.56	56,736
Equities	6,066	3,372	2,743	629	22.92	4,470
Other	23,195	7,996	5,974	2,022	33.84	21,826
Other financial assets at fair value	116	116	90	26	28.91	96
Available-for-sale financial assets	71,921	50,517	62,237	(11,720)	(18.83)	75,141
Debt securities	57,823	44,768	51,853	(7,084)	(13.66)	58,397
Equities	14,098	5,749	10,384	(4,635)	(44.64)	16,744
Loans	455,129	264,280	223,407	40,873	18.30	420,886
Deposits at credit institutions	76,023	46,917	34,741	12,176	35.05	55,289
Loans and credits	370,061	209,628	183,460	26,168	14.26	358,524
Other	9,045	7,736	5,207	2,529	48.58	7,072
Investments	3,817	16,326	3,547	12,779	360.26	3,748
Intangible assets and property and equipment	11,141	5,921	5,638	283	5.02	10,980
Goodwill	15,382	4,932	4,894	38	0.78	15,091
Insurance and reinsurance assets	5,256	2,667	2,742	(75)	(2.72)	5,208
Other	36,822	25,240	21,045	4,195	19.93	38,129
Total assets	698,581	417,231	363,420	53,811	14.81	661,113

Liabilities and shareholders' equity
Trading portfolio	46,279	13,458	11,566	1,892	16.36	33,795
Financial liabilities at amortized cost	531,782	329,883	293,477	36,406	12.41	509,259
Due to central banks and credit institutions	100,999	64,776	57,548	7,227	12.56	84,301
Customer deposits	284,732	181,447	170,566	10,881	6.38	290,173
Marketable debt securities	116,119	62,963	47,529	15,434	32.47	106,916
Subordinated debt	21,999	13,131	12,759	372	2.91	22,178
Other financial liabilities	7,934	7,566	5,075	2,491	49.09	5,691
Insurance liabilities	42,404	7,513	9,343	(1,829)	(19.58)	41,568
Provisions	16,045	14,158	13,400	758	5.66	15,660
Other liability accounts	17,654	10,981	8,149	2,832	34.75	16,708
Preferred securities	7,061	4,208	4,184	24	0.58	7,623
Minority interests	2,283	2,283	2,046	238	11.62	2,085
Equity adjustments by valuation	1,735	1,514	2,202	(688)	(31.24)	1,778
Capital stock	3,127	3,127	2,384	743	31.16	3,127
Reserves	30,863	30,910	16,922	13,988	82.66	27,215
Income attributable to the Group	1,185	1,032	856	176	20.59	3,606
Less: dividends	(1,837)	(1,837)	(1,109)	(729)	65.72	(1,311)
Total liabilities and shareholders' equity	698,581	417,231	363,420	53,811	14.81	661,113
Off-balance-sheet managed funds	142,574	127,616	117,397	10,219	8.70	139,995
Total managed funds	841,155	544,847	480,817	64,030	13.32	801,108

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Customer loans
Million euros
	31.03.05		31.03.04	Variation w/o Abbey		31.12.04

	with Abbey	w/o Abbey		Amount	%

Public sector	4,279	4,279	5,626	(1,347)	(23.94)	4,264
Other residents	128,876	128,876	110,053	18,823	17.10	124,807
Secured loans	62,962	62,962	51,655	11,306	21.89	59,826
Other loans	65,914	65,914	58,398	7,516	12.87	64,982
Non-resident sector	244,101	82,695	72,555	10,140	13.98	236,306
Secured loans	155,693	20,855	20,636	219	1.06	152,541
Other loans	88,408	61,840	51,919	9,921	19.11	83,765
Gross loans and credits	377,256	215,850	188,235	27,616	14.67	365,377
Credit loss allowance	7,195	6,223	4,775	1,448	30.32	6,853
Net loans and credits	370,061	209,628	183,460	26,168	14.26	358,524
Pro memoria: Doubtful loans	4,489	3,135	2,990	145	4.84	4,191
Public sector	2	2	3	(1)	(22.33)	3
Other residents	898	898	955	(57)	(5.94)	999
Non-resident sector	3,589	2,235	2,033	202	9.94	3,189

Customer loans
Million euros
	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05

Public sector	5,626	6,382	6,208	4,264	4,279
Other residents	110,053	114,216	118,912	124,807	128,876
Secured loans	51,655	53,388	57,072	59,826	62,962
Other loans	58,398	60,828	61,841	64,982	65,914
Non-resident sector	72,555	75,232	80,303	236,306	244,101
Secured loans	20,636	20,432	21,470	152,541	155,693
Other loans	51,919	54,801	58,833	83,765	88,408
Gross loans and credits	188,235	195,831	205,423	365,377	377,256
Credit loss allowance	4,775	5,108	5,460	6,853	7,195
Net loans and credits	183,460	190,722	199,964	358,524	370,061
Pro memoria: Doubtful loans	2,990	3,009	3,052	4,191	4,489
Public sector	3	1	1	3	2
Other residents	955	903	886	999	898
Non-resident sector	2,033	2,105	2,165	3,189	3,589

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Credit risk management (*)
Million euros
	31.03.05		31.03.04	Variation w/o Abbey		31.12.04

	with Abbey	w/o Abbey		Amount	%

Non-performing loans	4,418	3,064	2,924	140	4.78	4,105
NPL ratio (%)	1.07	1.22	1.33	(0.11)		1.02
Credit loss allowances	7,167	6,194	4,938	1,257	25.45	6,821
Specific	3,207	2,695	2,427	267	11.01	3,013
General-purpose	3,959	3,500	2,510	989	39.42	3,809
NPL coverage (%)	162.22	202.18	168.87	33.31		166.14

Ordinary non-performing and doubtful loans **	2,978	2,637	2,426	211	8.70	2,753
NPL ratio (%) **	0.72	1.05	1.11	(0.06)		0.69
NPL coverage (%) **	240.69	234.86	203.50	31.36		247.77

(*) Excluding country-risk
(**) Excluding mortgage guarantees
Note: NPL ratio: Non-performing loans / computable assets

Credit risk management (*)

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05

Non-performing loans	2,924	2,909	2,933	4,105	4,418
NPL ratio (%)	1.33	1.28	1.23	1.02	1.07
Credit loss allowances	4,938	5,256	5,573	6,821	7,167
Specific	2,427	2,429	2,462	3,013	3,207
General-purpose	2,510	2,827	3,111	3,809	3,959
NPL coverage (%)	168.87	180.70	190.02	166.14	162.22

Nonperforming loans by quarter
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05

Balance at beginning of period	3,513	2,924	2,909	2,933	4,105
+ Net additions *	(159)	234	261	1,282	496
- Write-offs	(430)	(249)	(237)	(109)	(183)
Balance at period-end	2,924	2,909	2,933	4,105	4,418

(*).- In Q4 04, 1,116.7 million relate to Abbey.

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Customer funds under management
Million euros
	31.03.05		31.03.04	Variation w/o Abbey		31.12.04

	with Abbey	w/o Abbey		Amount	%

Public sector	18,172	18,172	11,467	6,705	58.48	13,998
Other residents	83,104	83,104	83,194	(90)	(0.11)	86,234
Demand deposits	46,123	46,123	42,306	3,817	9.02	44,259
Time deposits	20,786	20,786	21,422	(636)	(2.97)	24,258
REPOs	16,054	16,054	19,275	(3,221)	(16.71)	17,592
Other	141	141	191	(50)	(26.28)	125
Non-resident sector	183,455	80,171	75,905	4,266	5.62	189,941
Demand deposits	98,380	31,036	28,314	2,721	9.61	95,263
Time deposits	50,002	25,831	25,739	92	0.36	49,594
REPOs	9,818	7,134	7,891	(757)	(9.60)	17,128
Public Sector	2,658	2,658	2,225	433	19.45	2,616
Other	22,597	13,512	11,735	1,777	15.15	25,339
Customer deposits	284,732	181,447	170,566	10,881	6.38	290,173
Debt securities	116,119	62,963	47,529	15,434	32.47	106,916
Subordinated debt	21,999	13,131	12,759	372	2.91	22,178
Insurance liabilities	42,404	7,513	9,343	(1,829)	(19.58)	41,568
On-balance-sheet customer funds	465,253	265,055	240,197	24,858	10.35	460,835
Mutual funds	94,707	93,258	87,172	6,086	6.98	94,125
Pension plans	36,218	22,709	20,533	2,176	10.60	34,873
Managed portfolios	11,649	11,649	9,692	1,957	20.19	10,997
Off-balance-sheet customer funds	142,574	127,616	117,397	10,219	8.70	139,995

Customer funds under management	607,828	392,671	357,594	35,077	9.81	600,830

Customer funds under management
Million euros
	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05

Public sector	11,467	10,504	12,401	13,998	18,172
Other residents	83,194	84,631	83,793	86,234	83,104
Demand deposits	42,306	44,753	43,908	44,259	46,123
Time deposits	21,422	21,475	23,007	24,258	20,786
REPOs	19,275	18,281	16,750	17,592	16,054
Other	191	121	129	125	141
Non-resident sector	75,905	75,402	74,217	189,941	183,455
Demand deposits	28,314	28,092	28,896	95,263	98,380
Time deposits	25,739	25,489	25,581	49,594	50,002
REPOs	7,891	7,424	5,595	17,128	9,818
Public Sector	2,225	2,536	2,036	2,616	2,658
Other	11,735	11,860	12,109	25,339	22,597
Customer deposits	170,566	170,538	170,412	290,173	284,732
Debt securities	47,529	48,196	50,950	106,916	116,119
Subordinated debt	12,759	12,220	13,194	22,178	21,999
Insurance liabilities	9,343	5,658	6,844	41,568	42,404
On-balance-sheet customer funds	240,197	236,613	241,400	460,835	465,253
Mutual funds	87,172	89,773	90,665	94,125	94,707
Pension plans	20,533	20,316	20,999	34,873	36,218
Managed portfolios	9,692	10,005	10,725	10,997	11,649
Off-balance-sheet customer funds	117,397	120,094	122,389	139,995	142,574

Customer funds under management	357,594	356,708	363,789	600,830	607,828

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Shareholders' equity and capital ratios
Million euros
			Variation

	31.03.05	31.03.04	Amount	%	31.12.04

Capital stock	3,127	2,384	743	31.16	3,127
Additional paid-in surplus	20,370	8,721	11,649	133.58	20,370
Reserves	10,495	8,219	2,276	27.70	6,949
Treasury stock	(2)	(17)	15	(87.55)	(104)
On-balance-sheet shareholders' equity	33,990	19,306	14,684	76.06	30,342
Net attributable income	1,185	856	330	38.52	3,606
Interim dividend distributed	(1,311)	(1,109)	(202)	18.22	(792)
Shareholders' equity at period-end	33,865	19,053	14,811	77.74	33,156
Interim dividend not distributed	(527)	(336)	(191)	56.85	(1,046)
Shareholders' equity	33,338	18,718	14,620	78.11	32,111
Valuation adjustments	1,735	2,202	(467)	(21.21)	1,778
Minority interests	2,283	2,046	238	11.62	2,085
Preferred securities	7,061	4,184	2,877	68.77	7,623
Shareholders' equity and
minority interests	44,417	27,149	17,268	63.61	43,596

Basic capital	25,992	17,088	8,904	52.11	24,419
Supplementary capital	20,533	8,894	11,639	130.86	19,941
Computable capital (BIS criteria)	46,525	25,982	20,543	79.07	44,360
Risk-weighted assets (BIS criteria)	358,834	211,375	147,459	69.76	340,946
BIS ratio	12.97	12.29	0.68		13.01

Tier 1	7.24	8.08	(0.84)		7.16
Cushion (BIS ratio)	17,818	9,072	8,747	96.42	17,084

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Statement of changes in consolidated shareholders' equity
Million euros
	Ene-Mar 05	Ene-Mar 04

Available-for-sale financial assets	(496)	118
Other financial liabilities at fair value	0	0
Cash flow hedges	(30)	8
Hedges of net investments in businesses abroad	(13)	(93)
Exchange differences	497	131
Long-term assets for sale	0	0
Net revenues recorded in shareholders' equity	(42)	164
Net consolidated income (published)	1,304	966
Adjustments for changes in accounting criteria	0	0
Adjustments for misstatements	0	0
Net consolidated income	1,304	966
Parent Bank	1,143	1,020
Minority interests	119	110
Total revenues and expenses	1,262	1,130

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GEOGRAPHICAL SEGMENTS

•	Operating areas	Quarterly
•	Continental Europe	Quarterly
•	Santander Central Hispano Network	Quarterly
•	Banesto	Quarterly
•	Santander Consumer	Quarterly
•	Portugal	Quarterly
•	United Kingdom (Abbey) - EUR	Quarterly
•	United Kingdom (Abbey) - GBP	Quarterly
•	Latin America - EUR	Quarterly
•	Latin America - USD	Quarterly
•	Countries
•	Brazil - EUR	Quarterly
•	Brazil - USD	Quarterly
•	Brazil - BRR	Quarterly
•	Mexico - EUR	Quarterly
•	Mexico - USD	Quarterly
•	Mexico - MXN	Quarterly
•	Chile - EUR	Quarterly
•	Chile - USD	Quarterly
•	Chile - CLP	Quarterly
•	Financial Management & Equity Stakes	Quarterly
•	Spain	Quarterly

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Operating areas
Million euros
	Q1 '05		Q1 '04	Variation w/o Abbey		Variation with Abbey

	with Abbey	w/o Abbey		Amount	%	Amount	%
Income statement
Net interest income	2,548.7	2,156.0	1,995.0	161.0	8.07	553.7	27.76
Income from companies accounted for by the equity method	7.3	6.8	15.2	(8.5)	(55.66)	(7.9)	(52.12)
Net fees	1,403.0	1,188.9	1,109.3	79.6	7.18	293.6	26.47
Insurance activity	214.4	53.2	32.3	20.8	64.41	182.1	563.14
Commercial revenue	4,173.4	3,404.8	3,151.9	253.0	8.03	1,021.5	32.41
Gains (losses) on financial transactions	448.9	349.2	247.4	101.8	41.15	201.5	81.46
Gross operating income	4,622.3	3,754.0	3,399.3	354.8	10.44	1,223.0	35.98
Income from non-financial services (net) and other operating income	108.2	45.3	37.3	8.0	21.39	70.9	190.10
General administrative expenses	(2,219.5)	(1,631.2)	(1,565.4)	(65.8)	4.21	(654.1)	41.79
Personnel	(1,333.1)	(1,023.5)	(982.3)	(41.2)	4.19	(350.8)	35.72
Other administrative expenses	(886.3)	(607.7)	(583.1)	(24.7)	4.23	(303.3)	52.02
Depreciation and amortisation	(268.1)	(194.9)	(192.4)	(2.5)	1.28	(75.7)	39.34
Net operating income	2,242.9	1,973.2	1,678.8	294.4	17.54	564.1	33.60
Net loan loss provisions	(294.2)	(236.1)	(330.9)	94.8	(28.65)	36.7	(11.09)
Other income	(26.3)	(45.5)	(57.3)	11.9	(20.69)	31.1	(54.20)
Income before taxes	1,922.4	1,691.7	1,290.6	401.1	31.08	631.9	48.96

Income from ordinary activity	1,414.4	1,261.0	985.8	275.2	27.91	428.5	43.47

Net consolidated income	1,414.8	1,261.4	988.1	273.4	27.67	426.7	43.19

Attributable income to the Group	1,327.3	1,174.0	906.9	267.0	29.44	420.4	46.35

	31.03.05		31.03.04	Variation w/o Abbey			Variation with Abbey

	with Abbey	w/o Abbey		Amount		%	Amount		%
Balance sheet
Loans and credits	369,465	209,031	182,891	26,140		14.29	186,574		102.01
Trading portfolio	87,280	35,956	29,104	6,852		23.54	58,176		199.89
Available-for-sale financial assets	54,796	33,392	29,548	3,844		13.01	25,248		85.45
Due from credit institutions	128,111	99,039	81,827	17,212		21.03	46,284		56.56
Intangible assets and property and equipment	10,378	5,158	5,087	71		1.39	5,291		104.01
Other assets	48,866	32,912	28,836	4,077		14.14	20,031		69.47
Total assets/liabilities & shareholders' equity	698,896	415,489	357,292	58,197		16.29	341,604		95.61
Customer deposits	278,866	175,581	159,953	15,628		9.77	118,913		74.34
Marketable debt securities	80,900	27,745	21,163	6,581		31.10	59,737		282.26
Subordinated debt	11,225	2,358	2,267	90		3.99	8,958		395.12
Insurance liabilities	42,404	7,513	9,343	(1,829)		(19.58)	33,061		353.86
Due to credit institutions	143,597	108,441	84,557	23,884		28.25	59,040		69.82
Other liabilities	117,625	72,648	61,580	11,069		17.97	56,045		91.01
Shareholders' equity	24,279	21,202	18,429	2,774		15.05	5,851		31.75
Off-balance-sheet funds	142,574	127,616	117,397	10,219		8.70	25,177		21.45
Mutual funds	94,707	93,258	87,172	6,086		6.98	7,535		8.64
Pension funds	36,218	22,709	20,533	2,176		10.60	15,686		76.39
Managed portfolios	11,649	11,649	9,692	1,957		20.19	1,957		20.19
Customer funds under management	555,969	340,813	310,123	30,689		9.90	245,846		79.27

Total managed funds	841,471	543,104	474,689	68,415		14.41	366,782		77.27

Ratios (%) and other data
ROE	22.11		20.21	1.90	p.
Efficiency ratio	48.02	43.45	46.05	1.97	p.		(2.60	p.)
NPL ratio	1.05	1.19	1.28	(0.23	p.)		(0.09	p.)
Coverage ratio	172.32	220.01	188.73	(16.41	p.)		31.28	p.
Number of employees (direct & indirect)	124,462	101,012	101,311	23,151		22.85	(299)		(0.30)
Number of branches	9,935	9,217	9,151	784		8.57	66		0.72

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Operating areas
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	1,995.0	2,054.1	2,095.1	2,140.2	2,548.7
Income from companies accounted for by the equity method	15.2	4.6	8.7	8.7	7.3
Net fees	1,109.3	1,177.8	1,152.1	1,155.2	1,403.0
Insurance activity	32.3	46.5	41.5	44.4	214.4
Commercial revenue	3,151.9	3,283.0	3,297.4	3,348.6	4,173.4
Gains (losses) on financial transactions	247.4	216.8	180.1	218.3	448.9
Gross operating income	3,399.3	3,499.8	3,477.4	3,566.9	4,622.3
Income from non-financial services (net) and other operating income	37.3	53.5	30.0	36.2	108.2
General administrative expenses	(1,565.4)	(1,578.3)	(1,591.9)	(1,659.3)	(2,219.5)
Personnel	(982.3)	(996.8)	(1,003.6)	(1,060.4)	(1,333.1)
Other administrative expenses	(583.1)	(581.6)	(588.3)	(598.9)	(886.3)
Depreciation and amortisation	(192.4)	(199.2)	(200.1)	(209.1)	(268.1)
Net operating income	1,678.8	1,775.7	1,715.5	1,734.7	2,242.9
Net loan loss provisions	(330.9)	(413.7)	(426.2)	(367.4)	(294.2)
Other income	(57.3)	0.5	(17.4)	(209.2)	(26.3)
Income before taxes	1,290.6	1,362.5	1,271.9	1,158.1	1,922.4

Income from ordinary activity	985.8	1,049.1	983.5	903.0	1,414.4

Net consolidated income	988.1	1,050.3	985.6	909.2	1,414.8

Attributable income to the Group	906.9	975.8	913.5	833.4	1,327.3

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05
Balance sheet
Loans and credits	182,891	189,571	198,381	358,031	369,465
Trading portfolio	29,104	28,485	28,503	81,991	87,280
Available-for-sale financial assets	29,548	29,516	29,684	53,724	54,796
Due from credit institutions	81,827	90,322	95,837	115,181	128,111
Intangible assets and property and equipment	5,087	4,987	4,995	10,242	10,378
Other assets	28,836	25,061	27,333	51,348	48,866
Total assets/liabilities & shareholders' equity	357,292	367,943	384,734	670,518	698,896
Customer deposits	159,953	162,571	160,331	283,815	278,866
Marketable debt securities	21,163	21,973	24,180	77,561	80,900
Subordinated debt	2,267	2,244	2,225	11,082	11,225
Insurance liabilities	9,343	5,658	6,844	41,568	42,404
Due to credit institutions	84,557	100,432	110,086	138,106	143,597
Other liabilities	61,580	57,410	62,956	98,106	117,625
Shareholders' equity	18,429	17,656	18,111	20,279	24,279
Off-balance-sheet funds	117,397	120,094	122,389	139,995	142,574
Mutual funds	87,172	89,773	90,665	94,125	94,707
Pension funds	20,533	20,316	20,999	34,873	36,218
Managed portfolios	9,692	10,005	10,725	10,997	11,649
Customer funds under management	310,123	312,540	315,969	554,022	555,969

Total managed funds	474,689	488,038	507,123	810,513	841,471

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Continental Europe
Million euros

			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	1,317.3	1,191.0	126.3	10.60
Income from companies accounted for by the equity method	5.4	13.8	(8.4)	(60.76)
Net fees	762.9	726.8	36.1	4.97
Insurance activity	30.8	16.4	14.4	87.97
Commercial revenue	2,116.4	1,948.0	168.4	8.64
Gains (losses) on financial transactions	150.8	62.2	88.6	142.46
Gross operating income	2,267.2	2,010.2	257.0	12.78
Income from non-financial services (net) and other operating income	64.8	51.8	13.0	25.15
General administrative expenses	(908.7)	(879.5)	(29.2)	3.32
Personnel	(632.1)	(611.5)	(20.6)	3.38
Other administrative expenses	(276.6)	(268.0)	(8.6)	3.19
Depreciation and amortisation	(122.0)	(123.1)	1.2	(0.95)
Net operating income	1,301.3	1,059.4	242.0	22.84
Net loan loss provisions	(177.8)	(248.8)	71.0	(28.54)
Other income	(11.9)	(43.3)	31.4	(72.57)
Income before taxes	1,111.6	767.2	344.4	44.89

Income from ordinary activity	784.7	549.4	235.4	42.84

Net consolidated income	785.2	549.4	235.8	42.92

Attributable income to the Group	752.2	519.2	233.0	44.87

			Variation

	31.03.05	31.03.04	Amount		%
Balance sheet
Loans and credits	171,790	151,942	19,848		13.06
Trading portfolio	19,191	17,334	1,857		10.72
Available-for-sale financial assets	19,451	15,907	3,544		22.28
Due from credit institutions	79,863	61,524	18,338		29.81
Intangible assets and property and equipment	3,999	3,919	80		2.04
Other assets	21,780	19,666	2,114		10.75
Total assets/liabilities & shareholders' equity	316,073	270,293	45,781		16.94
Customer deposits	125,604	114,667	10,937		9.54
Marketable debt securities	22,631	15,774	6,857		43.47
Subordinated debt	1,582	1,750	(167)		(9.57)
Insurance liabilities	6,356	8,520	(2,165)		(25.40)
Due to credit institutions	82,552	64,349	18,203		28.29
Other liabilities	63,528	53,452	10,076		18.85
Shareholders' equity	13,821	11,781	2,039		17.31
Off-balance-sheet funds	91,797	85,330	6,467		7.58
Mutual funds	77,388	73,356	4,032		5.50
Pension funds	8,415	7,588	826		10.89
Managed portfolios	5,995	4,386	1,609		36.69
Customer funds under management	247,970	226,041	21,929		9.70

Total managed funds	407,871	355,622	52,248		14.69

Ratios (%) and other data
ROE	22.63	18.39	4.24	p.
Efficiency ratio	40.08	43.75	(3.67	p.)
NPL ratio	0.86	0.89	(0.03	p.)
Coverage ratio	262.29	224.47	37.82	p.
Number of employees (direct & indirect)	43,387	43,836	(449)		(1.02)
Number of branches	5,241	5,112	129		2.52

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Continental Europe
Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	1,191.0	1,230.7	1,252.8	1,281.9	1,317.3
Income from companies accounted for by the equity method	13.8	4.1	6.8	8.1	5.4
Net fees	726.8	766.6	732.6	729.6	762.9
Insurance activity	16.4	25.5	22.5	22.4	30.8
Commercial revenue	1,948.0	2,027.0	2,014.7	2,042.0	2,116.4
Gains (losses) on financial transactions	62.2	137.5	82.0	122.7	150.8
Gross operating income	2,010.2	2,164.4	2,096.6	2,164.7	2,267.2
Income from non-financial services (net) and other operating income	51.8	60.7	46.2	47.3	64.8
General administrative expenses	(879.5)	(895.0)	(897.0)	(926.6)	(908.7)
Personnel	(611.5)	(619.8)	(623.7)	(646.8)	(632.1)
Other administrative expenses	(268.0)	(275.2)	(273.3)	(279.8)	(276.6)
Depreciation and amortisation	(123.1)	(125.7)	(127.6)	(137.8)	(122.0)
Net operating income	1,059.4	1,204.4	1,118.2	1,147.7	1,301.3
Net loan loss provisions	(248.8)	(317.8)	(331.4)	(316.5)	(177.8)
Other income	(43.3)	(9.9)	(11.4)	(33.7)	(11.9)
Income before taxes	767.2	876.7	775.5	797.5	1,111.6

Income from ordinary activity	549.4	618.5	560.1	543.8	784.7

Net consolidated income	549.4	618.5	560.1	543.8	785.2

Attributable income to the Group	519.2	586.2	537.9	516.3	752.2

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05
Balance sheet
Loans and credits	151,942	157,122	164,077	166,828	171,790
Trading portfolio	17,334	16,161	14,191	15,877	19,191
Available-for-sale financial assets	15,907	15,610	16,050	18,824	19,451
Due from credit institutions	61,524	69,675	74,485	75,812	79,863
Intangible assets and property and equipment	3,919	3,847	3,837	3,932	3,999
Other assets	19,666	16,224	18,084	21,898	21,780
Total assets/liabilities & shareholders' equity	270,293	278,639	290,724	303,171	316,073
Customer deposits	114,667	118,199	116,781	124,744	125,604
Marketable debt securities	15,774	17,204	17,929	20,026	22,631
Subordinated debt	1,750	1,727	1,693	1,666	1,582
Insurance liabilities	8,520	4,813	5,870	6,046	6,356
Due to credit institutions	64,349	75,892	82,892	83,238	82,552
Other liabilities	53,452	49,157	53,614	55,219	63,528
Shareholders' equity	11,781	11,647	11,945	12,231	13,821
Off-balance-sheet funds	85,330	88,264	88,682	92,439	91,797
Mutual funds	73,356	76,098	75,899	78,394	77,388
Pension funds	7,588	7,591	7,630	8,322	8,415
Managed portfolios	4,386	4,574	5,153	5,724	5,995
Customer funds under management	226,041	230,206	230,954	244,922	247,970

Total managed funds	355,622	366,902	379,406	395,610	407,871

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Santander Central Hispano Network
Million euros

			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	492.4	471.7	20.7	4.38
Income from companies accounted for by the equity method	0.0	0.0	0.0	—
Net fees	373.9	358.2	15.7	4.39
Insurance activity	0.0	0.0	0.0	—
Commercial revenue	866.3	829.9	36.4	4.38
Gains (losses) on financial transactions	40.1	28.1	12.0	42.64
Gross operating income	906.3	858.0	48.4	5.64
Income from non-financial services (net) and other operating income	(1.3)	0.7	(2.0)	—
General administrative expenses	(370.9)	(370.0)	(0.9)	0.25
Personnel	(284.9)	(283.7)	(1.2)	0.43
Other administrative expenses	(86.0)	(86.3)	0.3	(0.33)
Depreciation and amortisation	(58.7)	(64.3)	5.6	(8.66)
Net operating income	475.4	424.4	51.0	12.01
Net loan loss provisions	(47.6)	(112.5)	65.0	(57.74)
Other income	(3.2)	(3.6)	0.4	(10.15)
Income before taxes	424.6	308.3	116.3	37.73

Income from ordinary activity	305.9	221.3	84.6	38.22

Net consolidated income	305.9	221.3	84.6	38.22

Attributable income to the Group	305.7	221.3	84.4	38.17

			Variation

	31.03.05	31.03.04	Amount		%
Balance sheet
Loans and credits	71,805	65,886	5,919		8.98
Trading portfolio	0	0	0		—
Available-for-sale financial assets	1	1	(0)		(34.34)
Due from credit institutions	94	113	(18)		(16.39)
Intangible assets and property and equipment	1,585	1,630	(45)		(2.78)
Other assets	833	862	(28)		(3.30)
Total assets/liabilities & shareholders' equity	74,318	68,492	5,826		8.51
Customer deposits	40,071	41,516	(1,445)		(3.48)
Marketable debt securities	23	447	(423)		(94.80)
Subordinated debt	0	0	0		—
Insurance liabilities	0	0	0		—
Due to credit institutions	30	65	(35)		(53.93)
Other liabilities	28,589	21,715	6,874		31.66
Shareholders' equity	5,606	4,750	855		18.00
Off-balance-sheet funds	50,065	44,916	5,149		11.46
Mutual funds	44,750	40,146	4,603		11.47
Pension funds	5,315	4,770	545		11.43
Managed portfolios	0	0	0		—
Customer funds under management	90,159	86,878	3,280		3.78

Total managed funds	124,383	113,408	10,975		9.68

Ratios (%) and other data
ROE	22.40	19.19	3.21	p.
Efficiency ratio	40.93	43.13	(2.20	p.)
NPL ratio	0.53	0.65	(0.12	p.)
Coverage ratio	423.24	299.05	124.19	p.
Number of employees (direct & indirect)	19,218	20,396	(1,178)		(5.78)
Number of branches	2,576	2,550	26		1.02

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Santander Central Hispano Network
Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	471.7	465.8	471.7	494.6	492.4
Income from companies accounted for by the equity method	0.0	0.0	0.0	0.0	0.0
Net fees	358.2	376.3	362.0	386.9	373.9
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	829.9	842.1	833.7	881.5	866.3
Gains (losses) on financial transactions	28.1	48.9	28.0	41.7	40.1
Gross operating income	858.0	891.0	861.7	923.2	906.3
Income from non-financial services (net) and other operating income	0.7	5.1	1.9	0.5	(1.3)
General administrative expenses	(370.0)	(372.5)	(370.8)	(378.7)	(370.9)
Personnel	(283.7)	(283.7)	(283.3)	(289.9)	(284.9)
Other administrative expenses	(86.3)	(88.8)	(87.4)	(88.8)	(86.0)
Depreciation and amortisation	(64.3)	(64.3)	(64.2)	(64.2)	(58.7)
Net operating income	424.4	459.2	428.6	480.7	475.4
Net loan loss provisions	(112.5)	(139.9)	(135.1)	(154.9)	(47.6)
Other income	(3.6)	(2.8)	(2.1)	(2.3)	(3.2)
Income before taxes	308.3	316.5	291.4	323.5	424.6

Income from ordinary activity	221.3	228.1	209.4	232.9	305.9

Net consolidated income	221.3	228.1	209.4	232.9	305.9

Attributable income to the Group	221.3	228.0	209.4	232.8	305.7

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05
Balance sheet
Loans and credits	65,886	68,194	70,959	70,018	71,805
Trading portfolio	0	0	0	0	0
Available-for-sale financial assets	1	1	1	1	1
Due from credit institutions	113	155	85	179	94
Intangible assets and property and equipment	1,630	1,556	1,544	1,592	1,585
Other assets	862	1,413	1,344	1,732	833
Total assets/liabilities & shareholders' equity	68,492	71,319	73,934	73,522	74,318
Customer deposits	41,516	42,374	42,276	42,653	40,071
Marketable debt securities	447	295	38	30	23
Subordinated debt	0	0	0	0	0
Insurance liabilities	0	0	0	0	0
Due to credit institutions	65	55	25	62	30
Other liabilities	21,715	23,459	26,334	25,216	28,589
Shareholders' equity	4,750	5,136	5,261	5,561	5,606
Off-balance-sheet funds	44,916	45,447	45,281	47,385	50,065
Mutual funds	40,146	40,673	40,488	42,141	44,750
Pension funds	4,770	4,775	4,793	5,243	5,315
Managed portfolios	0	0	0	0	0
Customer funds under management	86,878	88,116	87,595	90,067	90,159

Total managed funds	113,408	116,766	119,215	120,907	124,383

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Banesto
Million euros
			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	265.2	247.8	17.4	7.04
Income from companies accounted for by the equity method	0.4	10.1	(9.8)	(96.49)
Net fees	135.2	125.5	9.7	7.72
Insurance activity	7.5	5.4	2.1	39.58
Commercial revenue	408.3	388.8	19.5	5.01
Gains (losses) on financial transactions	29.9	25.7	4.2	16.26
Gross operating income	438.2	414.5	23.7	5.71
Income from non-financial services (net) and other operating income	63.3	46.0	17.3	37.54
General administrative expenses	(197.4)	(191.3)	(6.1)	3.17
Personnel	(145.8)	(140.8)	(5.0)	3.54
Other administrative expenses	(51.6)	(50.5)	(1.1)	2.15
Depreciation and amortisation	(24.9)	(24.4)	(0.5)	1.92
Net operating income	279.1	244.7	34.4	14.05
Net loan loss provisions	(38.6)	(33.6)	(5.1)	15.13
Other income	(5.7)	(9.2)	3.5	(37.75)
Income before taxes	234.8	202.0	32.8	16.22

Income from ordinary activity	158.7	131.5	27.2	20.66

Net consolidated income	158.7	131.5	27.2	20.66

Attributable income to the Group	126.3	105.4	20.9	19.84

			Variation

	31.03.05	31.03.04	Amount	%
Balance sheet
Loans and credits	40,384	32,934	7,450	22.62
Trading portfolio	4,795	1,665	3,131	188.04
Available-for-sale financial assets	8,773	8,535	237	2.78
Due from credit institutions	15,266	9,161	6,105	66.65
Intangible assets and property and equipment	1,462	1,342	121	8.98
Other assets	7,093	5,221	1,872	35.85
Total assets/liabilities & shareholders' equity	77,773	58,858	18,916	32.14
Customer deposits	30,665	27,698	2,967	10.71
Marketable debt securities	14,385	7,043	7,342	104.24
Subordinated debt	1,116	1,271	(155)	(12.20)
Insurance liabilities	2,576	2,203	373	16.91
Due to credit institutions	17,410	11,138	6,271	56.30
Other liabilities	8,891	7,001	1,889	26.99
Shareholders' equity	2,731	2,503	229	9.13
Off-balance-sheet funds	13,308	12,285	1,023	8.32
Mutual funds	11,524	10,833	691	6.38
Pension funds	1,342	1,214	128	10.52
Managed portfolios	442	238	204	85.75
Customer funds under management	62,050	50,501	11,549	22.87

Total managed funds	91,081	71,143	19,938	28.03

Ratios (%) and other data
ROE	19.36	17.03	2.33p.
Efficiency ratio	45.04	46.15	(1.11p.	)
NPL ratio	0.57	0.69	(0.12p.	)
Coverage ratio	336.68	273.18	63.50p.
Number of employees (direct & indirect)	9,700	9,903	(203)		(2.05)
Number of branches	1,685	1,690	(5)		(0.30)

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Banesto
Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	247.8	248.1	255.4	260.6	265.2
Income from companies accounted for by the equity method	10.1	0.1	2.5	2.4	0.4
Net fees	125.5	131.0	132.4	130.6	135.2
Insurance activity	5.4	5.4	3.7	6.2	7.5
Commercial revenue	388.8	384.6	394.0	399.8	408.3
Gains (losses) on financial transactions	25.7	20.2	16.8	25.4	29.9
Gross operating income	414.5	404.8	410.8	425.2	438.2
Income from non-financial services (net) and other operating income	46.0	52.9	42.6	44.9	63.3
General administrative expenses	(191.3)	(193.4)	(194.8)	(197.1)	(197.4)
Personnel	(140.8)	(142.0)	(143.1)	(144.5)	(145.8)
Other administrative expenses	(50.5)	(51.3)	(51.7)	(52.7)	(51.6)
Depreciation and amortisation	(24.4)	(25.8)	(24.7)	(31.2)	(24.9)
Net operating income	244.7	238.5	233.9	241.8	279.1
Net loan loss provisions	(33.6)	(37.9)	(40.8)	(46.3)	(38.6)
Other income	(9.2)	19.4	(9.1)	(40.7)	(5.7)
Income before taxes	202.0	219.9	184.0	154.8	234.8

Income from ordinary activity	131.5	149.5	124.9	96.4	158.7

Net consolidated income	131.5	149.5	124.9	96.4	158.7

Attributable income to the Group	105.4	119.1	106.0	71.4	126.3

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05
Balance sheet
Loans and credits	32,934	34,832	36,094	39,105	40,384
Trading portfolio	1,665	1,888	1,594	2,547	4,795
Available-for-sale financial assets	8,535	8,557	8,133	8,160	8,773
Due from credit institutions	9,161	11,047	10,946	13,468	15,266
Intangible assets and property and equipment	1,342	1,321	1,314	1,346	1,462
Other assets	5,221	4,643	5,779	5,730	7,093
Total assets/liabilities & shareholders' equity	58,858	62,289	63,860	70,357	77,773
Customer deposits	27,698	29,661	30,000	30,432	30,665
Marketable debt securities	7,043	7,668	9,319	11,519	14,385
Subordinated debt	1,271	1,272	1,267	1,243	1,116
Insurance liabilities	2,203	2,311	2,395	2,395	2,576
Due to credit institutions	11,138	12,260	11,661	14,693	17,410
Other liabilities	7,001	6,779	6,889	7,745	8,891
Shareholders' equity	2,503	2,338	2,330	2,330	2,731
Off-balance-sheet funds	12,285	12,631	12,730	13,108	13,308
Mutual funds	10,833	11,151	11,209	11,399	11,524
Pension funds	1,214	1,220	1,221	1,327	1,342
Managed portfolios	238	260	300	383	442
Customer funds under management	50,501	53,543	55,711	58,698	62,050

Total managed funds	71,143	74,920	76,590	83,466	91,081

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Santander Consumer
Million euros
			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	310.9	229.6	81.4	35.44
Income from companies accounted for by the equity method	5.1	3.7	1.4	37.95
Net fees	38.6	49.5	(10.9)	(22.09)
Insurance activity	0.0	0.0	0.0	—
Commercial revenue	354.5	282.7	71.8	25.40
Gains (losses) on financial transactions	11.0	(8.3)	19.3	—
Gross operating income	365.6	274.4	91.1	33.22
Income from non-financial services (net) and other operating income	5.6	8.1	(2.6)	(31.44)
General administrative expenses	(115.8)	(102.1)	(13.8)	13.50
Personnel	(56.8)	(47.8)	(9.0)	18.86
Other administrative expenses	(59.0)	(54.3)	(4.8)	8.79
Depreciation and amortisation	(12.6)	(8.0)	(4.6)	57.62
Net operating income	242.7	172.5	70.2	40.70
Net loan loss provisions	(73.4)	(79.6)	6.1	(7.71)
Other income	(6.6)	(3.7)	(2.8)	75.74
Income before taxes	162.7	89.2	73.5	82.40

Income from ordinary activity	111.5	63.1	48.3	76.58

Net consolidated income	111.5	63.1	48.3	76.58

Attributable income to the Group	111.4	62.6	48.7	77.81

			Variation

	31.03.05	31.03.04	Amount	%
Balance sheet
Loans and credits	23,825	17,434	6,391	36.66
Trading portfolio	3	2	1	34.61
Available-for-sale financial assets	59	300	(241)	(80.44)
Due from credit institutions	10,674	8,673	2,001	23.07
Intangible assets and property and equipment	358	393	(35)	(8.91)
Other assets	932	790	142	17.99
Total assets/liabilities & shareholders' equity	35,851	27,593	8,259	29.93
Customer deposits	12,350	10,482	1,868	17.82
Marketable debt securities	3,029	2,442	587	24.02
Subordinated debt	156	129	27	20.90
Insurance liabilities	0	0	0	—
Due to credit institutions	18,523	11,968	6,556	54.78
Other liabilities	719	1,957	(1,238)	(63.27)
Shareholders' equity	1,075	615	460	74.80
Off-balance-sheet funds	255	213	42	19.64
Mutual funds	229	193	36	18.65
Pension funds	26	20	6	29.27
Managed portfolios	0	0	0	—
Customer funds under management	15,790	13,266	2,524	19.02

Total managed funds	36,106	27,805	8,301	29.85

Ratios (%) and other data
ROE	45.95	39.44	6.51	p.
Efficiency ratio	31.69	37.19	(5.50	p.)
NPL ratio	2.44	2.04	0.40	p.
Coverage ratio	127.23	131.27	(4.04	p.)
Number of employees (direct & indirect)	5,269	4,067	1,202		29.55
Number of branches	256	184	72		39.13

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Santander Consumer
Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	229.6	258.6	282.6	298.9	310.9
Income from companies accounted for by the equity method	3.7	4.1	4.3	5.6	5.1
Net fees	49.5	56.2	45.7	14.5	38.6
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	282.7	318.9	332.6	319.1	354.5
Gains (losses) on financial transactions	(8.3)	29.5	(0.8)	0.4	11.0
Gross operating income	274.4	348.3	331.8	319.5	365.6
Income from non-financial services (net) and other operating income	8.1	5.8	5.2	5.0	5.6
General administrative expenses	(102.1)	(111.2)	(114.4)	(121.5)	(115.8)
Personnel	(47.8)	(52.3)	(54.7)	(59.5)	(56.8)
Other administrative expenses	(54.3)	(58.8)	(59.6)	(62.0)	(59.0)
Depreciation and amortisation	(8.0)	(8.6)	(10.7)	(12.3)	(12.6)
Net operating income	172.5	234.4	212.0	190.6	242.7
Net loan loss provisions	(79.6)	(88.4)	(69.9)	(76.7)	(73.4)
Other income	(3.7)	(8.9)	(3.7)	0.1	(6.6)
Income before taxes	89.2	137.1	138.4	114.0	162.7

Income from ordinary activity	63.1	98.9	96.9	74.2	111.5

Net consolidated income	63.1	98.9	96.9	74.2	111.5

Attributable income to the Group	62.6	99.6	96.8	74.1	111.4

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05
Balance sheet
Loans and credits	17,434	18,282	21,264	22,632	23,825
Trading portfolio	2	(6)	4	2	3
Available-for-sale financial assets	300	66	64	61	59
Due from credit institutions	8,673	8,894	9,920	9,893	10,674
Intangible assets and property and equipment	393	402	399	400	358
Other assets	790	797	1,010	1,041	932
Total assets/liabilities & shareholders' equity	27,593	28,436	32,660	34,028	35,851
Customer deposits	10,482	11,075	11,255	11,592	12,350
Marketable debt securities	2,442	2,055	2,713	2,775	3,029
Subordinated debt	129	116	116	116	156
Insurance liabilities	0	0	0	0	0
Due to credit institutions	11,968	13,557	16,800	17,777	18,523
Other liabilities	1,957	1,059	1,078	1,123	719
Shareholders' equity	615	575	698	645	1,075
Off-balance-sheet funds	213	216	233	243	255
Mutual funds	193	196	213	219	229
Pension funds	20	20	20	24	26
Managed portfolios	0	0	0	0	0
Customer funds under management	13,266	13,461	14,317	14,725	15,790

Total managed funds	27,805	28,652	32,893	34,271	36,106

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Portugal
 Million euros

			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	153.4	142.5	10.9	7.66
Income from companies accounted for by the equity method	0.0	0.0	0.0	—
Net fees	76.1	65.0	11.1	17.04
Insurance activity	5.0	4.3	0.7	15.95
Commercial revenue	234.6	211.9	22.7	10.71
Gains (losses) on financial transactions	18.4	22.5	(4.1)	(18.40)
Gross operating income	252.9	234.4	18.6	7.92
Income from non-financial services (net) and other operating income	(2.4)	(2.9)	0.4	(15.18)
General administrative expenses	(106.5)	(107.0)	0.5	(0.47)
Personnel	(70.0)	(69.8)	(0.3)	0.40
Other administrative expenses	(36.5)	(37.2)	0.8	(2.08)
Depreciation and amortisation	(13.9)	(13.2)	(0.7)	5.09
Net operating income	130.1	111.3	18.8	16.90
Net loan loss provisions	(2.6)	1.3	(4.0)	—
Other income	1.3	(22.0)	23.3	—
Income before taxes	128.8	90.6	38.1	42.09

Income from ordinary activity	93.8	80.3	13.5	16.75

Net consolidated income	93.8	80.3	13.5	16.75

Attributable income to the Group	93.5	76.9	16.6	21.60

			Variation

	31.03.05	31.03.04	Amount	%
Balance sheet
Loans and credits	16,333	17,934	(1,601)	(8.93)
Trading portfolio	566	495	71	14.26
Available-for-sale financial assets	9,167	5,507	3,660	66.46
Due from credit institutions	9,983	13,550	(3,567)	(26.32)
Intangible assets and property and equipment	436	414	22	5.32
Other assets	3,164	2,323	841	36.21
Total assets/liabilities & shareholders' equity	39,650	40,223	(573)	(1.43)
Customer deposits	11,444	11,520	(76)	(0.66)
Marketable debt securities	3,968	3,480	488	14.04
Subordinated debt	311	350	(39)	(11.21)
Insurance liabilities	2,108	1,596	512	32.07
Due to credit institutions	16,884	19,008	(2,125)	(11.18)
Other liabilities	3,041	2,716	325	11.98
Shareholders' equity	1,894	1,554	341	21.92
Off-balance-sheet funds	8,499	7,256	1,243	17.13
Mutual funds	5,250	4,675	575	12.30
Pension funds	986	872	114	13.08
Managed portfolios	2,264	1,710	554	32.41
Customer funds under management	26,330	24,202	2,128	8.79

Total managed funds	48,149	47,480	670	1.41

Ratios (%) and other data
ROE	20.76	19.72	1.04	p.
Efficiency ratio	42.11	45.65	(3.55	p.)
NPL ratio	1.68	1.47	0.21	p.
Coverage ratio	182.44	156.49	25.95	p.
Number of employees (direct & indirect)	6,391	6,658	(267)		(4.01)
Number of branches	669	637	32		5.02

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Portugal
Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	142.5	164.5	152.6	145.8	153.4
Income from companies accounted for by the equity method	0.0	0.0	0.0	0.0	0.0
Net fees	65.0	69.9	70.6	70.5	76.1
Insurance activity	4.3	4.0	3.5	4.4	5.0
Commercial revenue	211.9	238.4	226.7	220.7	234.6
Gains (losses) on financial transactions	22.5	(16.4)	16.8	7.9	18.4
Gross operating income	234.4	222.0	243.5	228.7	252.9
Income from non-financial services (net) and other operating income	(2.9)	(2.5)	(2.9)	(2.5)	(2.4)
General administrative expenses	(107.0)	(105.5)	(106.9)	(108.1)	(106.5)
Personnel	(69.8)	(70.7)	(71.5)	(69.3)	(70.0)
Other administrative expenses	(37.2)	(34.9)	(35.4)	(38.8)	(36.5)
Depreciation and amortisation	(13.2)	(14.0)	(15.2)	(16.9)	(13.9)
Net operating income	111.3	100.0	118.6	101.3	130.1
Net loan loss provisions	1.3	(19.1)	(26.7)	(30.4)	(2.6)
Other income	(22.0)	(20.2)	3.4	9.6	1.3
Income before taxes	90.6	60.6	95.2	80.4	128.8

Income from ordinary activity	80.3	48.3	84.8	52.5	93.8

Net consolidated income	80.3	48.3	84.8	52.5	93.8

Attributable income to the Group	76.9	46.3	81.2	50.3	93.5

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05
Balance sheet
Loans and credits	17,934	18,501	18,489	16,067	16,333
Trading portfolio	495	840	837	530	566
Available-for-sale financial assets	5,507	5,427	6,248	9,373	9,167
Due from credit institutions	13,550	16,071	15,130	12,864	9,983
Intangible assets and property and equipment	414	425	428	435	436
Other assets	2,323	2,883	2,884	3,198	3,164
Total assets/liabilities & shareholders' equity	40,223	44,147	44,016	42,467	39,650
Customer deposits	11,520	12,030	11,415	12,526	11,444
Marketable debt securities	3,480	4,326	4,035	3,926	3,968
Subordinated debt	350	339	310	307	311
Insurance liabilities	1,596	1,696	1,864	2,013	2,108
Due to credit institutions	19,008	21,086	21,426	18,949	16,884
Other liabilities	2,716	3,130	3,422	3,242	3,041
Shareholders' equity	1,554	1,540	1,543	1,504	1,894
Off-balance-sheet funds	7,256	7,490	7,756	8,128	8,499
Mutual funds	4,675	4,795	4,905	5,029	5,250
Pension funds	872	860	848	946	986
Managed portfolios	1,710	1,835	2,002	2,152	2,264
Customer funds under management	24,202	25,881	25,381	26,900	26,330

Total managed funds	47,480	51,637	51,771	50,595	48,149

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United Kingdom (Abbey)
Million euros

Q1 '05
Income statement
Net interest income	392.7
Income from companies accounted for by the equity method	0.5
Net fees	214.0
Insurance activity	161.3
Commercial revenue	768.6
Gains (losses) on financial transactions	99.7
Gross operating income	868.3
Income from non-financial services (net) and other operating income	62.9
General administrative expenses	(588.3)
Personnel	(309.7)
Other administrative expenses	(278.6)
Depreciation and amortisation	(73.2)
Net operating income	269.7
Net loan loss provisions	(58.1)
Other income	19.2
Income before taxes	230.8

Income from ordinary activity	153.4

Net consolidated income	153.4

Attributable income to the Group	153.4

31.03.05
Balance sheet
Loans and credits	160,433
Trading portfolio	51,324
Available-for-sale financial assets	21,404
Due from credit institutions	29,072
Intangible assets and property and equipment	5,220
Other assets	15,954
Total assets/liabilities & shareholders' equity	283,408
Customer deposits	103,285
Marketable debt securities	53,156
Subordinated debt	8,867
Insurance liabilities	34,890
Due to credit institutions	35,156
Other liabilities	44,976
Shareholders' equity	3,077
Off-balance-sheet funds	14,959
Mutual funds	1,449
Pension funds	13,510
Managed portfolios	0
Customer funds under management	215,157

Total managed funds	298,366

Ratios (%) and other data
ROE	17.61
Efficiency ratio	67.75
NPL ratio	0.84
Coverage ratio	71.81
Number of employees (direct & indirect)	23,450
Number of branches	718

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United Kingdom (Abbey)
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income					392.7
Income from companies accounted for by the equity method					0.5
Net fees					214.0
Insurance activity					161.3
Commercial revenue					768.6
Gains (losses) on financial transactions					99.7
Gross operating income					868.3
Income from non-financial services (net) and other operating income					62.9
General administrative expenses					(588.3)
Personnel					(309.7)
Other administrative expenses					(278.6)
Depreciation and amortisation					(73.2)
Net operating income					269.7
Net loan loss provisions					(58.1)
Other income					19.2
Income before taxes					230.8

Income from ordinary activity					153.4

Net consolidated income					153.4

Attributable income to the Group					153.4

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05
Balance sheet
Loans and credits				156,619	160,433
Trading portfolio				51,810	51,324
Available-for-sale financial assets				21,028	21,404
Due from credit institutions				18,122	29,072
Intangible assets and property and equipment				5,147	5,220
Other assets				19,155	15,954
Total assets/liabilities & shareholders' equity				271,881	283,408
Customer deposits				113,353	103,285
Marketable debt securities				52,333	53,156
Subordinated debt				8,707	8,867
Insurance liabilities				34,468	34,890
Due to credit institutions				26,891	35,156
Other liabilities				33,863	44,976
Shareholders' equity				2,265	3,077
Off-balance-sheet funds				14,541	14,959
Mutual funds				1,346	1,449
Pension funds				13,194	13,510
Managed portfolios				0	0
Customer funds under management				223,402	215,157

Total managed funds				286,422	298,366

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United Kingdom (Abbey)
Million pound sterling
Q1 '05
Income statement
Net interest income	272.4
Income from companies accounted for by the equity method	0.4
Net fees	148.4
Insurance activity	111.8
Commercial revenue	533.0
Gains (losses) on financial transactions	69.2
Gross operating income	602.2
Income from non-financial services (net) and other operating income	43.6
General administrative expenses	(408.0)
Personnel	(214.8)
Other administrative expenses	(193.2)
Depreciation and amortisation	(50.8)
Net operating income	187.0
Net loan loss provisions	(40.3)
Other income	13.3
Income before taxes	160.0

Income from ordinary activity	106.4

Net consolidated income	106.4

Attributable income to the Group	106.4

31.03.05
Balance sheet
Loans and credits	110,458
Trading portfolio	35,336
Available-for-sale financial assets	14,737
Due from credit institutions	20,016
Intangible assets and property and equipment	3,594
Other assets	10,984
Total assets/liabilities & shareholders' equity	195,126
Customer deposits	71,111
Marketable debt securities	36,598
Subordinated debt	6,105
Insurance liabilities	24,022
Due to credit institutions	24,205
Other liabilities	30,966
Shareholders' equity	2,119
Off-balance-sheet funds	10,299
Mutual funds	998
Pension funds	9,301
Managed portfolios	0
Customer funds under management	148,135

Total managed funds	205,425

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United Kingdom (Abbey)
Million pound sterling

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income					272.4
Income from companies accounted for by the equity method					0.4
Net fees					148.4
Insurance activity					111.8
Commercial revenue					533.0
Gains (losses) on financial transactions					69.2
Gross operating income					602.2
Income from non-financial services (net) and other operating income					43.6
General administrative expenses					(408.0)
Personnel					(214.8)
Other administrative expenses					(193.2)
Depreciation and amortisation					(50.8)
Net operating income					187.0
Net loan loss provisions					(40.3)
Other income					13.3
Income before taxes					160.0

Income from ordinary activity					106.4

Net consolidated income					106.4

Attributable income to the Group					106.4

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05
Balance sheet
Loans and credits				110,424	110,458
Trading portfolio				36,529	35,336
Available-for-sale financial assets				14,826	14,737
Due from credit institutions				12,777	20,016
Intangible assets and property and equipment				3,629	3,594
Other assets				13,505	10,984
Total assets/liabilities & shareholders' equity				191,690	195,126
Customer deposits				79,919	71,111
Marketable debt securities				36,898	36,598
Subordinated debt				6,139	6,105
Insurance liabilities				24,301	24,022
Due to credit institutions				18,960	24,205
Other liabilities				23,875	30,966
Shareholders' equity				1,597	2,119
Off-balance-sheet funds				10,252	10,299
Mutual funds				949	998
Pension funds				9,303	9,301
Managed portfolios				0	0
Customer funds under management				157,510	148,135

Total managed funds				201,942	205,425

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Latin America
 Million euros

			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	838.7	803.9	34.7	4.32
Income from companies accounted for by the equity method	1.3	1.4	(0.1)	(6.86)
Net fees	426.0	382.5	43.5	11.38
Insurance activity	22.4	16.0	6.4	40.23
Commercial revenue	1,288.4	1,203.8	84.6	7.03
Gains (losses) on financial transactions	198.4	185.2	13.2	7.14
Gross operating income	1,486.8	1,389.1	97.8	7.04
Income from non-financial services (net) and other operating income	(19.6)	(14.5)	(5.1)	34.79
General administrative expenses	(722.4)	(685.8)	(36.6)	5.34
Personnel	(391.3)	(370.8)	(20.5)	5.53
Other administrative expenses	(331.1)	(315.0)	(16.1)	5.11
Depreciation and amortisation	(72.9)	(69.3)	(3.6)	5.24
Net operating income	671.9	619.4	52.5	8.47
Net loan loss provisions	(58.3)	(82.0)	23.8	(28.99)
Other income	(33.6)	(14.0)	(19.6)	139.67
Income before taxes	580.1	523.4	56.7	10.83

Income from ordinary activity	476.3	436.5	39.8	9.12

Net consolidated income	476.3	438.7	37.6	8.56

Attributable income to the Group	421.7	387.7	34.0	8.78

			Variation

	31.03.05	31.03.04	Amount		%
Balance sheet
Loans and credits	37,242	30,949	6,293		20.33
Trading portfolio	16,765	11,770	4,995		42.44
Available-for-sale financial assets	13,941	13,640	301		2.20
Due from credit institutions	19,176	20,303	(1,127)		(5.55)
Intangible assets and property and equipment	1,159	1,168	(9)		(0.79)
Other assets	11,133	9,170	1,963		21.41
Total assets/liabilities & shareholders' equity	99,415	86,999	12,416		14.27
Customer deposits	49,977	45,286	4,691		10.36
Marketable debt securities	5,114	5,390	(276)		(5.12)
Subordinated debt	775	517	258		49.85
Insurance liabilities	1,158	822	335		40.74
Due to credit institutions	25,889	20,208	5,681		28.11
Other liabilities	9,120	8,128	992		12.21
Shareholders' equity	7,382	6,648	734		11.04
Off-balance-sheet funds	35,819	32,067	3,751		11.70
Mutual funds	15,871	13,817	2,054		14.87
Pension funds	14,294	12,945	1,349		10.43
Managed portfolios	5,654	5,306	348		6.56
Customer funds under management	92,842	84,082	8,760		10.42

Total managed funds	135,234	119,067	16,167		13.58

Ratios (%) and other data
ROE	23.31	23.29	0.02	p.
Efficiency ratio	48.59	49.37	(0.78	p.)
NPL ratio	2.73	3.20	(0.47	p.)
Coverage ratio	160.15	140.36	19.79	p.
Number of employees (direct & indirect)	57,625	57,475	150		0.26
Number of branches	3,976	4,039	(63)		(1.56)

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Latin America
 Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	803.9	823.4	842.3	858.3	838.7
Income from companies accounted for by the equity method	1.4	0.4	2.0	0.7	1.3
Net fees	382.5	411.2	419.4	425.6	426.0
Insurance activity	16.0	21.0	19.0	22.1	22.4
Commercial revenue	1,203.8	1,256.0	1,282.7	1,306.6	1,288.4
Gains (losses) on financial transactions	185.2	79.3	98.1	95.5	198.4
Gross operating income	1,389.1	1,335.3	1,380.8	1,402.1	1,486.8
Income from non-financial services (net) and other operating income	(14.5)	(7.2)	(16.1)	(11.1)	(19.6)
General administrative expenses	(685.8)	(683.3)	(694.9)	(732.7)	(722.4)
Personnel	(370.8)	(377.0)	(379.9)	(413.6)	(391.3)
Other administrative expenses	(315.0)	(306.3)	(315.0)	(319.1)	(331.1)
Depreciation and amortisation	(69.3)	(73.5)	(72.5)	(71.3)	(72.9)
Net operating income	619.4	571.3	597.3	587.0	671.9
Net loan loss provisions	(82.0)	(95.9)	(94.8)	(51.0)	(58.3)
Other income	(14.0)	10.4	(6.1)	(175.5)	(33.6)
Income before taxes	523.4	485.8	496.4	360.5	580.1

Income from ordinary activity	436.5	430.6	423.4	359.2	476.3

Net consolidated income	438.7	431.8	425.5	365.4	476.3

Attributable income to the Group	387.7	389.7	375.6	317.1	421.7

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05
Balance sheet
Loans and credits	30,949	32,450	34,304	34,585	37,242
Trading portfolio	11,770	12,324	14,312	14,304	16,765
Available-for-sale financial assets	13,640	13,906	13,634	13,873	13,941
Due from credit institutions	20,303	20,647	21,352	21,247	19,176
Intangible assets and property and equipment	1,168	1,141	1,158	1,163	1,159
Other assets	9,170	8,837	9,249	10,294	11,133
Total assets/liabilities & shareholders' equity	86,999	89,305	94,010	95,466	99,415
Customer deposits	45,286	44,372	43,550	45,718	49,977
Marketable debt securities	5,390	4,769	6,251	5,201	5,114
Subordinated debt	517	517	532	709	775
Insurance liabilities	822	846	975	1,054	1,158
Due to credit institutions	20,208	24,539	27,194	27,978	25,889
Other liabilities	8,128	8,252	9,341	9,023	9,120
Shareholders' equity	6,648	6,009	6,166	5,783	7,382
Off-balance-sheet funds	32,067	31,831	33,707	33,014	35,819
Mutual funds	13,817	13,674	14,766	14,385	15,871
Pension funds	12,945	12,726	13,369	13,357	14,294
Managed portfolios	5,306	5,431	5,572	5,272	5,654
Customer funds under management	84,082	82,335	85,015	85,698	92,842

Total managed funds	119,067	121,135	127,717	128,481	135,234

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Latin America
 Million dollars

			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	1,099.7	1,004.1	95.6	9.52
Income from companies accounted for by the equity method	1.8	1.8	(0.0)	(2.22)
Net fees	558.6	477.7	80.9	16.93
Insurance activity	29.3	19.9	9.4	47.22
Commercial revenue	1,689.4	1,503.5	185.9	12.36
Gains (losses) on financial transactions	260.2	231.3	28.9	12.48
Gross operating income	1,949.6	1,734.9	214.7	12.38
Income from non-financial services (net) and other operating income	(25.7)	(18.1)	(7.5)	41.51
General administrative expenses	(947.3)	(856.6)	(90.7)	10.59
Personnel	(513.1)	(463.1)	(50.0)	10.80
Other administrative expenses	(434.2)	(393.4)	(40.7)	10.35
Depreciation and amortisation	(95.6)	(86.5)	(9.1)	10.49
Net operating income	881.0	773.6	107.4	13.88
Net loan loss provisions	(76.4)	(102.5)	26.1	(25.45)
Other income	(44.1)	(17.5)	(26.5)	151.62
Income before taxes	760.6	653.7	106.9	16.36

Income from ordinary activity	624.5	545.1	79.4	14.56

Net consolidated income	624.5	547.9	76.6	13.97

Attributable income to the Group	553.0	484.2	68.8	14.20

			Variation

	31.03.05	31.03.04	Amount	%
Balance sheet
Loans and credits	48,280	37,832	10,448	27.62
Trading portfolio	21,734	14,387	7,346	51.06
Available-for-sale financial assets	18,073	16,674	1,399	8.39
Due from credit institutions	24,860	24,818	42	0.17
Intangible assets and property and equipment	1,502	1,428	74	5.22
Other assets	14,433	11,209	3,224	28.76
Total assets/liabilities & shareholders' equity	128,882	106,348	22,534	21.19
Customer deposits	64,790	55,357	9,433	17.04
Marketable debt securities	6,630	6,588	41	0.63
Subordinated debt	1,005	632	373	58.92
Insurance liabilities	1,501	1,005	495	49.26
Due to credit institutions	33,563	24,703	8,860	35.87
Other liabilities	11,824	9,936	1,888	19.00
Shareholders' equity	9,570	8,126	1,444	17.76
Off-balance-sheet funds	46,435	39,199	7,236	18.46
Mutual funds	20,575	16,890	3,685	21.82
Pension funds	18,531	15,823	2,707	17.11
Managed portfolios	7,330	6,486	844	13.01
Customer funds under management	120,361	102,782	17,578	17.10

Total managed funds	175,317	145,547	29,770	20.45

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Latin America
Million dollars

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	1,004.1	991.5	1,029.1	1,105.3	1,099.7
Income from companies accounted for by the equity method	1.8	0.5	2.4	0.9	1.8
Net fees	477.7	495.6	512.5	547.9	558.6
Insurance activity	19.9	25.4	23.3	28.3	29.3
Commercial revenue	1,503.5	1,513.0	1,567.3	1,682.4	1,689.4
Gains (losses) on financial transactions	231.3	93.0	119.7	124.5	260.2
Gross operating income	1,734.9	1,606.0	1,687.0	1,806.9	1,949.6
Income from non-financial services (net) and other operating income	(18.1)	(8.5)	(19.7)	(14.4)	(25.7)
General administrative expenses	(856.6)	(822.4)	(849.0)	(942.9)	(947.3)
Personnel	(463.1)	(453.9)	(464.1)	(531.7)	(513.1)
Other administrative expenses	(393.4)	(368.5)	(384.9)	(411.2)	(434.2)
Depreciation and amortisation	(86.5)	(88.6)	(88.6)	(92.0)	(95.6)
Net operating income	773.6	686.6	729.7	757.6	881.0
Net loan loss provisions	(102.5)	(115.7)	(115.8)	(67.7)	(76.4)
Other income	(17.5)	13.0	(7.4)	(218.0)	(44.1)
Income before taxes	653.7	583.9	606.5	471.9	760.6

Income from ordinary activity	545.1	518.2	517.3	466.8	624.5

Net consolidated income	547.9	519.6	519.8	474.5	624.5

Attributable income to the Group	484.2	469.1	458.8	412.4	553.0

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05
Balance sheet
Loans and credits	37,832	39,442	42,568	47,108	48,280
Trading portfolio	14,387	14,979	17,760	19,483	21,734
Available-for-sale financial assets	16,674	16,903	16,919	18,896	18,073
Due from credit institutions	24,818	25,097	26,495	28,940	24,860
Intangible assets and property and equipment	1,428	1,386	1,437	1,585	1,502
Other assets	11,209	10,742	11,477	14,022	14,433
Total assets/liabilities & shareholders' equity	106,348	108,550	116,656	130,034	128,882
Customer deposits	55,357	53,934	54,041	62,273	64,790
Marketable debt securities	6,588	5,797	7,757	7,085	6,630
Subordinated debt	632	628	661	966	1,005
Insurance liabilities	1,005	1,028	1,209	1,436	1,501
Due to credit institutions	24,703	29,828	33,745	38,108	33,563
Other liabilities	9,936	10,031	11,592	12,290	11,824
Shareholders' equity	8,126	7,304	7,651	7,876	9,570
Off-balance-sheet funds	39,199	38,690	41,827	44,969	46,435
Mutual funds	16,890	16,621	18,323	19,594	20,575
Pension funds	15,823	15,468	16,590	18,193	18,531
Managed portfolios	6,486	6,601	6,914	7,182	7,330
Customer funds under management	102,782	100,078	105,496	116,729	120,361

Total managed funds	145,547	147,240	158,484	175,003	175,317

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Latin America. Results
Million euros
	Gross operating income		Net operating income		Attributable income to the Group

	Q1 '05	Var. (%)	Q1 '05	Var. (%)	Q1 '05	Var. (%)

Brazil	528.1	2.31	210.9	(10.79)	134.9	(1.52)
Mexico	360.8	3.97	160.7	2.65	99.8	(1.50)
Chile	231.6	9.37	122.7	27.07	70.6	36.17
Puerto Rico	69.1	0.90	27.3	5.66	15.8	10.54
Venezuela	117.4	31.43	66.0	50.65	33.3	(9.32)
Colombia	24.5	11.41	9.0	7.23	14.7	17.90
Argentina	84.0	20.91	37.1	80.58	11.4	—
Rest	71.3	10.08	38.3	22.04	41.3	15.06
Total	1,486.8	7.04	671.9	8.47	421.7	8.78

Latin America. Results
Million dollars
	Gross operating income		Net operating income		Attributable income to the Group

	Q1 '05	Var. (%)	Q1 '05	Var. (%)	Q1 '05	Var. (%)

Brazil	692.4	7.41	276.5	(6.34)	176.9	3.39
Mexico	473.2	9.16	210.8	7.76	130.8	3.41
Chile	303.7	14.82	160.9	33.41	92.6	42.96
Puerto Rico	90.6	5.93	35.9	10.92	20.8	16.05
Venezuela	154.0	37.98	86.5	58.16	43.6	(4.79)
Colombia	32.1	16.96	11.8	12.57	19.3	23.77
Argentina	110.2	26.94	48.6	89.59	14.9	—
Rest	93.5	15.57	50.2	28.12	54.1	20.79
Total	1,949.6	12.38	881.0	13.88	553.0	14.20

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Brazil
Million euros
			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	282.2	306.3	(24.1)	(7.87)
Income from companies accounted for by the equity method	0.1	0.1	0.0	50.68
Net fees	136.3	118.2	18.2	15.38
Insurance activity	9.6	4.1	5.5	133.13
Commercial revenue	428.3	428.7	(0.4)	(0.10)
Gains (losses) on financial transactions	99.8	87.5	12.3	14.09
Gross operating income	528.1	516.2	11.9	2.31
Income from non-financial services (net) and other operating income	1.6	0.9	0.7	84.79
General administrative expenses	(283.3)	(255.9)	(27.5)	10.73
Personnel	(156.3)	(137.7)	(18.6)	13.47
Other administrative expenses	(127.0)	(118.1)	(8.9)	7.54
Depreciation and amortisation	(35.5)	(24.8)	(10.7)	43.01
Net operating income	210.9	236.4	(25.5)	(10.79)
Net loan loss provisions	(33.0)	(47.5)	14.6	(30.63)
Other income	16.0	0.9	15.0	—
Income before taxes	193.8	189.7	4.1	2.16

Income from ordinary activity	137.6	140.9	(3.3)	(2.35)

Net consolidated income	137.6	140.9	(3.3)	(2.35)

Attributable income to the Group	134.9	137.0	(2.1)	(1.52)

			Variation

	31.03.05	31.03.04	Amount		%
Balance sheet
Loans and credits	6,273	4,645	1,628		35.05
Trading portfolio	3,206	1,246	1,960		157.30
Available-for-sale financial assets	5,275	5,654	(378)		(6.69)
Due from credit institutions	5,572	5,718	(146)		(2.55)
Intangible assets and property and equipment	354	329	25		7.45
Other assets	4,463	3,667	796		21.71
Total assets/liabilities & shareholders' equity	25,143	21,258	3,884		18.27
Customer deposits	7,155	5,269	1,886		35.80
Marketable debt securities	499	742	(243)		(32.70)
Subordinated debt	0	0	0		—
Insurance liabilities	684	403	280		69.54
Due to credit institutions	9,827	8,308	1,519		18.28
Other liabilities	4,622	4,449	173		3.88
Shareholders' equity	2,356	2,087	268		12.86
Off-balance-sheet funds	8,083	6,991	1,093		15.63
Mutual funds	7,681	6,652	1,029		15.47
Pension funds	0	0	0		—
Managed portfolios	403	339	64		18.90
Customer funds under management	16,421	13,405	3,017		22.51

Total managed funds	33,226	28,249	4,977		17.62

Ratios (%) and other data
ROE	22.00	26.52	(4.52	p.)
Efficiency ratio	53.65	49.57	4.08	p.
NPL ratio	2.70	2.67	0.03	p.
Coverage ratio	188.11	213.06	(24.95	p.)
Number of employees (direct & indirect)	21,038	21,189	(151)		(0.71)
Number of branches	1,860	1,866	(6)		(0.32)

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Brazil
Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	306.3	290.8	287.2	269.3	282.2
Income from companies accounted for by the equity method	0.1	0.1	0.3	0.3	0.1
Net fees	118.2	115.9	132.1	134.6	136.3
Insurance activity	4.1	6.6	8.0	10.9	9.6
Commercial revenue	428.7	413.5	427.6	415.0	428.3
Gains (losses) on financial transactions	87.5	92.2	62.5	102.4	99.8
Gross operating income	516.2	505.7	490.1	517.4	528.1
Income from non-financial services (net) and other operating income	0.9	1.8	(1.4)	0.0	1.6
General administrative expenses	(255.9)	(250.6)	(252.9)	(298.3)	(283.3)
Personnel	(137.7)	(137.3)	(140.7)	(176.9)	(156.3)
Other administrative expenses	(118.1)	(113.4)	(112.2)	(121.4)	(127.0)
Depreciation and amortisation	(24.8)	(26.4)	(28.1)	(34.2)	(35.5)
Net operating income	236.4	230.4	207.7	184.8	210.9
Net loan loss provisions	(47.5)	(34.6)	(55.9)	(54.9)	(33.0)
Other income	0.9	1.4	17.6	(34.4)	16.0
Income before taxes	189.7	197.2	169.4	95.5	193.8

Income from ordinary activity	140.9	161.1	135.0	144.7	137.6

Net consolidated income	140.9	161.1	135.0	144.7	137.6

Attributable income to the Group	137.0	157.8	132.2	141.5	134.9

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05
Balance sheet
Loans and credits	4,645	4,855	5,552	5,686	6,273
Trading portfolio	1,246	1,048	1,267	1,564	3,206
Available-for-sale financial assets	5,654	4,925	5,175	5,417	5,275
Due from credit institutions	5,718	6,073	6,593	5,790	5,572
Intangible assets and property and equipment	329	307	324	360	354
Other assets	3,667	3,532	3,858	4,210	4,463
Total assets/liabilities & shareholders' equity	21,258	20,740	22,769	23,027	25,143
Customer deposits	5,269	5,074	5,848	6,615	7,155
Marketable debt securities	742	676	667	476	499
Subordinated debt	0	0	0	0	0
Insurance liabilities	403	421	546	631	684
Due to credit institutions	8,308	8,700	8,880	8,808	9,827
Other liabilities	4,449	4,183	4,970	4,695	4,622
Shareholders' equity	2,087	1,685	1,859	1,802	2,356
Off-balance-sheet funds	6,991	6,811	7,399	7,355	8,083
Mutual funds	6,652	6,474	7,022	6,973	7,681
Pension funds	0	0	0	0	0
Managed portfolios	339	338	378	382	403
Customer funds under management	13,405	12,983	14,460	15,077	16,421

Total managed funds	28,249	27,552	30,169	30,382	33,226

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Brazil
Million dollars
			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	370.1	382.6	(12.5)	(3.27)
Income from companies accounted for by the equity method	0.1	0.1	0.1	58.20
Net fees	178.8	147.6	31.2	21.13
Insurance activity	12.5	5.1	7.4	144.75
Commercial revenue	561.6	535.4	26.1	4.88
Gains (losses) on financial transactions	130.9	109.3	21.6	19.78
Gross operating income	692.4	644.7	47.7	7.41
Income from non-financial services (net) and other operating income	2.1	1.1	1.0	94.01
General administrative expenses	(371.5)	(319.6)	(51.9)	16.25
Personnel	(204.9)	(172.0)	(32.9)	19.13
Other administrative expenses	(166.6)	(147.5)	(19.0)	12.90
Depreciation and amortisation	(46.5)	(31.0)	(15.5)	50.14
Net operating income	276.5	295.2	(18.7)	(6.34)
Net loan loss provisions	(43.2)	(59.4)	16.1	(27.18)
Other income	20.9	1.2	19.8	—
Income before taxes	254.2	237.0	17.2	7.25

Income from ordinary activity	180.4	176.0	4.4	2.51

Net consolidated income	180.4	176.0	4.4	2.51

Attributable income to the Group	176.9	171.1	5.8	3.39

			Variation

	31.03.05	31.03.04	Amount	%
Balance sheet
Loans and credits	8,132	5,678	2,454	43.23
Trading portfolio	4,156	1,523	2,633	172.88
Available-for-sale financial assets	6,839	6,911	(72)	(1.04)
Due from credit institutions	7,224	6,990	234	3.35
Intangible assets and property and equipment	459	403	56	13.95
Other assets	5,785	4,482	1,303	29.08
Total assets/liabilities & shareholders' equity	32,595	25,986	6,609	25.43
Customer deposits	9,276	6,441	2,835	44.02
Marketable debt securities	647	907	(260)	(28.62)
Subordinated debt	0	0	0	—
Insurance liabilities	887	493	393	79.81
Due to credit institutions	12,739	10,155	2,584	25.44
Other liabilities	5,992	5,439	553	10.17
Shareholders' equity	3,054	2,552	502	19.69
Off-balance-sheet funds	10,479	8,545	1,934	22.63
Mutual funds	9,957	8,131	1,826	22.46
Pension funds	0	0	0	—
Managed portfolios	522	414	108	26.10
Customer funds under management	21,289	16,386	4,903	29.92

Total managed funds	43,074	34,531	8,543	24.74

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Brazil
Million dollars
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	382.6	349.7	350.8	348.6	370.1
Income from companies accounted for by the equity method	0.1	0.2	0.3	0.4	0.1
Net fees	147.6	139.5	161.4	173.0	178.8
Insurance activity	5.1	8.0	9.8	13.8	12.5
Commercial revenue	535.4	497.3	522.4	535.7	561.6
Gains (losses) on financial transactions	109.3	111.1	76.2	131.0	130.9
Gross operating income	644.7	608.4	598.7	666.7	692.4
Income from non-financial services (net) and other operating income	1.1	2.2	(1.7)	0.1	2.1
General administrative expenses	(319.6)	(301.6)	(308.9)	(382.6)	(371.5)
Personnel	(172.0)	(165.2)	(171.9)	(226.3)	(204.9)
Other administrative expenses	(147.5)	(136.3)	(137.1)	(156.3)	(166.6)
Depreciation and amortisation	(31.0)	(31.9)	(34.3)	(43.8)	(46.5)
Net operating income	295.2	277.2	253.7	240.4	276.5
Net loan loss provisions	(59.4)	(41.4)	(68.4)	(70.4)	(43.2)
Other income	1.2	1.7	21.5	(42.4)	20.9
Income before taxes	237.0	237.5	206.8	127.5	254.2

Income from ordinary activity	176.0	194.4	164.8	186.7	180.4

Net consolidated income	176.0	194.4	164.8	186.7	180.4

Attributable income to the Group	171.1	190.4	161.5	182.6	176.9

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05
Balance sheet
Loans and credits	5,678	5,902	6,889	7,745	8,132
Trading portfolio	1,523	1,274	1,572	2,130	4,156
Available-for-sale financial assets	6,911	5,986	6,422	7,378	6,839
Due from credit institutions	6,990	7,382	8,181	7,887	7,224
Intangible assets and property and equipment	403	374	403	490	459
Other assets	4,482	4,293	4,788	5,735	5,785
Total assets/liabilities & shareholders' equity	25,986	25,209	28,254	31,365	32,595
Customer deposits	6,441	6,168	7,256	9,010	9,276
Marketable debt securities	907	822	827	648	647
Subordinated debt	0	0	0	0	0
Insurance liabilities	493	512	678	860	887
Due to credit institutions	10,155	10,575	11,019	11,998	12,739
Other liabilities	5,439	5,085	6,167	6,394	5,992
Shareholders' equity	2,552	2,048	2,307	2,455	3,054
Off-balance-sheet funds	8,545	8,279	9,182	10,019	10,479
Mutual funds	8,131	7,869	8,713	9,498	9,957
Pension funds	0	0	0	0	0
Managed portfolios	414	411	469	520	522
Customer funds under management	16,386	15,781	17,943	20,536	21,289

Total managed funds	34,531	33,489	37,436	41,384	43,074

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Brazil
Million brazilian real
			Variation

	Q1' 05	Q1 '04	Amount	%
Income statement
Net interest income	985.8	1,108.5	(122.7)	(11.07)
Income from companies accounted for by the equity method	0.4	0.3	0.1	45.44
Net fees	476.2	427.6	48.6	11.36
Insurance activity	33.4	14.9	18.6	125.02
Commercial revenue	1,495.8	1,551.2	(55.5)	(3.58)
Gains (losses) on financial transactions	348.6	316.5	32.0	10.12
Gross operating income	1,844.3	1,867.8	(23.4)	(1.25)
Income from non-financial services (net) and other operating income	5.6	3.1	2.5	78.36
General administrative expenses	(989.5)	(925.8)	(63.7)	6.88
Personnel	(545.9)	(498.4)	(47.5)	9.52
Other administrative expenses	(443.7)	(427.4)	(16.2)	3.80
Depreciation and amortisation	(124.0)	(89.8)	(34.2)	38.04
Net operating income	736.5	855.3	(118.8)	(13.89)
Net loan loss provisions	(115.2)	(172.0)	56.9	(33.05)
Other income	55.7	3.4	52.4	—
Income before taxes	677.0	686.6	(9.6)	(1.40)

Income from ordinary activity	480.5	509.8	(29.3)	(5.75)

Net consolidated income	480.5	509.8	(29.3)	(5.75)

Attributable income to the Group	471.2	495.7	(24.5)	(4.95)

			Variation

	31.03.05	31.03.04	Amount	%
Balance sheet
Loans and credits	21,761	16,522	5,239	31.71
Trading portfolio	11,122	4,432	6,690	150.94
Available-for-sale financial assets	18,301	20,111	(1,810)	(9.00)
Due from credit institutions	19,330	20,340	(1,010)	(4.96)
Intangible assets and property and equipment	1,228	1,172	56	4.79
Other assets	15,481	13,042	2,439	18.70
Total assets/liabilities & shareholders' equity	87,224	75,620	11,604	15.34
Customer deposits	24,822	18,742	6,080	32.44
Marketable debt securities	1,732	2,639	(907)	(34.36)
Subordinated debt	0	0	0	—
Insurance liabilities	2,372	1,435	938	65.35
Due to credit institutions	34,090	29,552	4,538	15.36
Other liabilities	16,035	15,826	208	1.31
Shareholders' equity	8,173	7,425	748	10.07
Off-balance-sheet funds	28,042	24,867	3,176	12.77
Mutual funds	26,646	23,662	2,983	12.61
Pension funds	0	0	0	—
Managed portfolios	1,397	1,204	192	15.96
Customer funds under management	56,969	47,683	9,286	19.47

Total managed funds	115,266	100,486	14,779	14.71

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Brazil
Million brazilian real
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	1,108.5	1,065.8	1,044.5	971.7	985.8
Income from companies accounted for by the equity method	0.3	0.5	1.0	1.2	0.4
Net fees	427.6	424.7	480.5	486.2	476.2
Insurance activity	14.9	24.1	29.2	39.4	33.4
Commercial revenue	1,551.2	1,515.1	1,555.3	1,498.4	1,495.8
Gains (losses) on financial transactions	316.5	337.7	227.2	370.1	348.6
Gross operating income	1,867.8	1,852.8	1,782.5	1,868.5	1,844.3
Income from non-financial services (net) and other operating income	3.1	6.5	(5.1)	0.1	5.6
General administrative expenses	(925.8)	(918.3)	(919.8)	(1,078.3)	(989.5)
Personnel	(498.4)	(503.0)	(511.7)	(639.6)	(545.9)
Other administrative expenses	(427.4)	(415.4)	(408.1)	(438.6)	(443.7)
Depreciation and amortisation	(89.8)	(96.8)	(102.0)	(123.8)	(124.0)
Net operating income	855.3	844.2	755.6	666.5	736.5
Net loan loss provisions	(172.0)	(127.1)	(203.5)	(198.6)	(115.2)
Other income	3.4	5.1	64.0	(125.2)	55.7
Income before taxes	686.6	722.1	616.0	342.8	677.0

Income from ordinary activity	509.8	589.8	490.8	522.4	480.5

Net consolidated income	509.8	589.8	490.8	522.4	480.5

Attributable income to the Group	495.7	577.6	480.9	510.9	471.2

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05
Balance sheet
Loans and credits	16,522	18,377	19,623	20,570	21,761
Trading portfolio	4,432	3,967	4,477	5,658	11,122
Available-for-sale financial assets	20,111	18,641	18,294	19,596	18,301
Due from credit institutions	20,340	22,987	23,304	20,948	19,330
Intangible assets and property and equipment	1,172	1,163	1,147	1,302	1,228
Other assets	13,042	13,367	13,638	15,231	15,481
Total assets/liabilities & shareholders' equity	75,620	78,502	80,483	83,305	87,224
Customer deposits	18,742	19,207	20,670	23,930	24,822
Marketable debt securities	2,639	2,559	2,356	1,722	1,732
Subordinated debt	0	0	0	0	0
Insurance liabilities	1,435	1,593	1,930	2,283	2,372
Due to credit institutions	29,552	32,931	31,388	31,866	34,090
Other liabilities	15,826	15,834	17,568	16,984	16,035
Shareholders' equity	7,425	6,378	6,571	6,521	8,173
Off-balance-sheet funds	24,867	25,782	26,154	26,610	28,042
Mutual funds	23,662	24,503	24,819	25,228	26,646
Pension funds	0	0	0	0	0
Managed portfolios	1,204	1,279	1,335	1,382	1,397
Customer funds under management	47,683	49,141	51,111	54,545	56,969

Total managed funds	100,486	104,284	106,637	109,915	115,266

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Mexico
Million euros
			Variation

	Q105	Q104	Amount	%
Income statement
Net interest income	242.9	199.7	43.1	21.61
Income from companies accounted for by the equity method	0.0	(0.0)	0.0	—
Net fees	104.3	93.8	10.5	11.14
Insurance activity	2.1	3.2	(1.1)	(35.20)
Commercial revenue	349.2	296.7	52.5	17.69
Gains (losses) on financial transactions	11.7	50.4	(38.7)	(76.83)
Gross operating income	360.8	347.1	13.8	3.97
Income from non-financial services (net) and other operating income	(15.4)	(10.6)	(4.8)	45.70
General administrative expenses	(171.1)	(166.6)	(4.5)	2.73
Personnel	(87.3)	(83.4)	(3.9)	4.70
Other administrative expenses	(83.8)	(83.2)	(0.6)	0.76
Depreciation and amortisation	(13.6)	(13.3)	(0.2)	1.86
Net operating income	160.7	156.6	4.1	2.65
Net loan loss provisions	(12.5)	(13.3)	0.8	(6.30)
Other income	(10.1)	3.8	(13.9)	—
Income before taxes	138.1	147.0	(8.9)	(6.06)

Income from ordinary activity	134.5	136.9	(2.4)	(1.74)

Net consolidated income	134.5	136.9	(2.4)	(1.74)

Attributable income to the Group	99.8	101.3	(1.5)	(1.50)

			Variation

	31.03.05	31.03.04	Amount		%
Balance sheet
Loans and credits	10,710	9,449	1,261		13.35
Trading portfolio	11,744	8,408	3,336		39.68
Available-for-sale financial assets	4,341	3,146	1,195		37.98
Due from credit institutions	6,528	7,527	(999)		(13.27)
Intangible assets and property and equipment	284	309	(25)		(8.13)
Other assets	3,281	2,095	1,187		56.66
Total assets/liabilities & shareholders' equity	36,888	30,933	5,955		19.25
Customer deposits	18,543	18,115	429		2.37
Marketable debt securities	2,494	1,803	692		38.38
Subordinated debt	58	0	58		—
Insurance liabilities	47	39	8		20.83
Due to credit institutions	11,550	7,358	4,192		56.97
Other liabilities	2,495	2,188	307		14.02
Shareholders' equity	1,701	1,431	271		18.92
Off-balance-sheet funds	7,414	6,613	801		12.11
Mutual funds	4,627	3,947	681		17.25
Pension funds	2,787	2,667	120		4.51
Managed portfolios	0	0	0		—
Customer funds under management	28,556	26,569	1,987		7.48

Total managed funds	44,303	37,546	6,756		18.00

Ratios (%) and other data
ROE	24.53	28.89	(4.36p.	)
Efficiency ratio	47.42	47.99	(0.57p.	)
NPL ratio	0.89	1.36	(0.47p.	)
Coverage ratio	290.07	242.74	47.33p.
Number of employees (direct & indirect)	12,539	11,926	613		5.14
Number of branches	1,019	1,020	(1)		(0.10)

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Mexico
Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	199.7	209.6	231.6	243.1	242.9
Income from companies accounted for by the equity method	(0.0)	(0.0)	(0.0)	0.0	0.0
Net fees	93.8	113.6	105.5	106.3	104.3
Insurance activity	3.2	1.8	3.9	1.2	2.1
Commercial revenue	296.7	325.0	341.1	350.7	349.2
Gains (losses) on financial transactions	50.4	(49.8)	3.2	(32.1)	11.7
Gross operating income	347.1	275.1	344.3	318.6	360.8
Income from non-financial services (net) and other operating income	(10.6)	(10.1)	(12.5)	(12.4)	(15.4)
General administrative expenses	(166.6)	(152.1)	(163.1)	(176.9)	(171.1)
Personnel	(83.4)	(83.3)	(84.6)	(84.6)	(87.3)
Other administrative expenses	(83.2)	(68.9)	(78.5)	(92.4)	(83.8)
Depreciation and amortisation	(13.3)	(14.7)	(14.9)	(9.2)	(13.6)
Net operating income	156.6	98.2	153.9	120.0	160.7
Net loan loss provisions	(13.3)	(10.1)	(13.0)	18.9	(12.5)
Other income	3.8	2.2	(7.7)	(9.8)	(10.1)
Income before taxes	147.0	90.3	133.1	129.1	138.1

Income from ordinary activity	136.9	84.0	122.0	106.3	134.5

Net consolidated income	136.9	84.0	122.0	106.3	134.5

Attributable income to the Group	101.3	59.6	87.5	75.9	99.8

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05
Balance sheet
Loans and credits	9,449	9,400	9,797	9,801	10,710
Trading portfolio	8,408	9,507	11,069	10,603	11,744
Available-for-sale financial assets	3,146	3,576	3,670	3,656	4,341
Due from credit institutions	7,527	8,599	8,197	9,578	6,528
Intangible assets and property and equipment	309	299	297	275	284
Other assets	2,095	2,517	2,388	2,662	3,281
Total assets/liabilities & shareholders' equity	30,933	33,898	35,418	36,576	36,888
Customer deposits	18,115	18,095	15,631	16,569	18,543
Marketable debt securities	1,803	1,319	2,968	2,081	2,494
Subordinated debt	0	0	0	18	58
Insurance liabilities	39	40	42	42	47
Due to credit institutions	7,358	10,713	13,070	14,428	11,550
Other liabilities	2,188	2,208	2,228	2,072	2,495
Shareholders' equity	1,431	1,523	1,480	1,364	1,701
Off-balance-sheet funds	6,613	6,533	6,868	6,663	7,414
Mutual funds	3,947	3,947	4,189	4,072	4,627
Pension funds	2,667	2,586	2,679	2,591	2,787
Managed portfolios	0	0	0	0	0
Customer funds under management	26,569	25,988	25,509	25,373	28,556

Total managed funds	37,546	40,431	42,286	43,238	44,303

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Mexico
Million dollars
		Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	318.4	249.4	69.0	27.67
Income from companies accounted for by the equity method	0.0	(0.0)	0.0	—
Net fees	136.7	117.2	19.5	16.68
Insurance activity	2.7	4.0	(1.3)	(31.97)
Commercial revenue	457.9	370.6	87.3	23.55
Gains (losses) on financial transactions	15.3	62.9	(47.6)	(75.67)
Gross operating income	473.2	433.5	39.7	9.16
Income from non-financial services (net) and other operating income	(20.3)	(13.2)	(7.0)	52.97
General administrative expenses	(224.4)	(208.0)	(16.3)	7.85
Personnel	(114.5)	(104.1)	(10.3)	9.92
Other administrative expenses	(109.9)	(103.9)	(6.0)	5.78
Depreciation and amortisation	(17.8)	(16.6)	(1.2)	6.93
Net operating income	210.8	195.6	15.2	7.76
Net loan loss provisions	(16.4)	(16.7)	0.3	(1.62)
Other income	(13.3)	4.7	(18.0)	—
Income before taxes	181.1	183.6	(2.5)	(1.38)

Income from ordinary activity	176.4	171.0	5.4	3.16

Net consolidated income	176.4	171.0	5.4	3.16

Attributable income to the Group	130.8	126.5	4.3	3.41

			Variation

	31.03.05	31.03.04	Amount	%
Balance sheet
Loans and credits	13,885	11,550	2,335	20.21
Trading portfolio	15,225	10,278	4,948	48.14
Available-for-sale financial assets	5,627	3,846	1,782	46.33
Due from credit institutions	8,463	9,201	(738)	(8.02)
Intangible assets and property and equipment	368	377	(10)	(2.57)
Other assets	4,254	2,560	1,694	66.15
Total assets/liabilities & shareholders' equity	47,822	37,812	10,010	26.47
Customer deposits	24,040	22,144	1,896	8.56
Marketable debt securities	3,234	2,204	1,030	46.76
Subordinated debt	75	0	75	—
Insurance liabilities	61	47	13	28.15
Due to credit institutions	14,973	8,994	5,979	66.47
Other liabilities	3,235	2,675	560	20.93
Shareholders' equity	2,206	1,749	457	26.12
Off-balance-sheet funds	9,612	8,084	1,528	18.90
Mutual funds	5,999	4,824	1,174	24.34
Pension funds	3,613	3,260	353	10.84
Managed portfolios	0	0	0	—
Customer funds under management	37,020	32,478	4,542	13.99

Total managed funds	57,434	45,896	11,537	25.14

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Mexico
Million dollars

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	249.4	252.5	283.1	312.1	318.4
Income from companies accounted for by the equity method	(0.0)	(0.0)	(0.0)	0.0	0.0
Net fees	117.2	137.2	128.9	137.1	136.7
Insurance activity	4.0	2.1	4.8	1.7	2.7
Commercial revenue	370.6	391.8	416.8	450.9	457.9
Gains (losses) on financial transactions	62.9	(62.2)	3.9	(39.8)	15.3
Gross operating income	433.5	329.5	420.7	411.1	473.2
Income from non-financial services (net) and other operating income	(13.2)	(12.1)	(15.3)	(16.0)	(20.3)
General administrative expenses	(208.0)	(182.8)	(199.2)	(227.4)	(224.4)
Personnel	(104.1)	(100.2)	(103.3)	(109.0)	(114.5)
Other administrative expenses	(103.9)	(82.6)	(95.9)	(118.4)	(109.9)
Depreciation and amortisation	(16.6)	(17.8)	(18.2)	(12.1)	(17.8)
Net operating income	195.6	116.9	188.1	155.6	210.8
Net loan loss provisions	(16.7)	(12.1)	(15.9)	22.9	(16.4)
Other income	4.7	2.6	(9.5)	(12.2)	(13.3)
Income before taxes	183.6	107.4	162.7	166.3	181.1

Income from ordinary activity	171.0	99.9	149.1	137.5	176.4

Net consolidated income	171.0	99.9	149.1	137.5	176.4

Attributable income to the Group	126.5	70.7	107.0	98.3	130.8

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05
Balance sheet
Loans and credits	11,550	11,425	12,158	13,350	13,885
Trading portfolio	10,278	11,556	13,736	14,443	15,225
Available-for-sale financial assets	3,846	4,346	4,554	4,980	5,627
Due from credit institutions	9,201	10,452	10,172	13,046	8,463
Intangible assets and property and equipment	377	363	368	374	368
Other assets	2,560	3,060	2,963	3,626	4,254
Total assets/liabilities & shareholders' equity	37,812	41,203	43,950	49,820	47,822
Customer deposits	22,144	21,995	19,397	22,569	24,040
Marketable debt securities	2,204	1,604	3,682	2,834	3,234
Subordinated debt	0	0	0	25	75
Insurance liabilities	47	49	53	58	61
Due to credit institutions	8,994	13,022	16,218	19,653	14,973
Other liabilities	2,675	2,683	2,764	2,823	3,235
Shareholders' equity	1,749	1,851	1,836	1,858	2,206
Off-balance-sheet funds	8,084	7,941	8,522	9,075	9,612
Mutual funds	4,824	4,798	5,198	5,546	5,999
Pension funds	3,260	3,144	3,324	3,529	3,613
Managed portfolios	0	0	0	0	0
Customer funds under management	32,478	31,588	31,654	34,561	37,020

Total managed funds	45,896	49,144	52,472	58,895	57,434

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Mexico
Million new mexican peso
			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	3,560.4	2,741.7	818.7	29.86
Income from companies accounted for by the equity method	0.0	(0.0)	0.0	—
Net fees	1,528.4	1,287.8	240.6	18.69
Insurance activity	30.3	43.8	(13.5)	(30.80)
Commercial revenue	5,119.2	4,073.3	1,045.8	25.68
Gains (losses) on financial transactions	171.1	691.4	(520.3)	(75.26)
Gross operating income	5,290.2	4,764.7	525.5	11.03
Income from non-financial services (net) and other operating income	(226.5)	(145.6)	(80.9)	55.59
General administrative expenses	(2,508.7)	(2,286.8)	(221.9)	9.70
Personnel	(1,279.9)	(1,144.8)	(135.1)	11.80
Other administrative expenses	(1,228.8)	(1,142.0)	(86.8)	7.60
Depreciation and amortisation	(198.7)	(182.6)	(16.0)	8.77
Net operating income	2,356.4	2,149.7	206.7	9.61
Net loan loss provisions	(183.3)	(183.2)	(0.1)	0.06
Other income	(148.5)	51.7	(200.2)	—
Income before taxes	2,024.6	2,018.2	6.4	0.32

Income from ordinary activity	1,972.4	1,879.6	92.7	4.93

Net consolidated income	1,972.4	1,879.6	92.7	4.93

Attributable income to the Group	1,462.4	1,390.3	72.1	5.19

			Variation

	31.03.05	31.03.04	Amount	%
Balance sheet
Loans and credits	155,519	129,084	26,435	20.48
Trading portfolio	170,533	114,862	55,671	48.47
Available-for-sale financial assets	63,030	42,979	20,051	46.65
Due from credit institutions	94,795	102,834	(8,039)	(7.82)
Intangible assets and property and equipment	4,119	4,218	(99)	(2.35)
Other assets	47,649	28,615	19,034	66.52
Total assets/liabilities & shareholders' equity	535,644	422,592	113,052	26.75
Customer deposits	269,263	247,478	21,786	8.80
Marketable debt securities	36,221	24,626	11,594	47.08
Subordinated debt	837	0	837	—
Insurance liabilities	678	528	150	28.43
Due to credit institutions	167,709	100,519	67,190	66.84
Other liabilities	36,230	29,895	6,336	21.19
Shareholders' equity	24,706	19,546	5,160	26.40
Off-balance-sheet funds	107,658	90,346	17,312	19.16
Mutual funds	67,189	53,916	13,273	24.62
Pension funds	40,468	36,430	4,039	11.09
Managed portfolios	0	0	0	—
Customer funds under management	414,657	362,978	51,679	14.24

Total managed funds	643,302	512,938	130,364	25.42

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Mexico
Million new mexican peso

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	2,741.7	2,875.9	3,236.6	3,532.8	3,560.4
Income from companies accounted for by the equity method	(0.0)	(0.1)	(0.0)	0.1	0.0
Net fees	1,287.8	1,558.5	1,476.1	1,552.1	1,528.4
Insurance activity	43.8	24.2	55.0	19.1	30.3
Commercial revenue	4,073.3	4,458.5	4,767.6	5,104.1	5,119.2
Gains (losses) on financial transactions	691.4	(683.9)	44.5	(449.1)	171.1
Gross operating income	4,764.7	3,774.7	4,812.1	4,655.0	5,290.2
Income from non-financial services (net) and other operating income	(145.6)	(138.1)	(174.7)	(180.6)	(226.5)
General administrative expenses	(2,286.8)	(2,087.0)	(2,281.0)	(2,574.5)	(2,508.7)
Personnel	(1,144.8)	(1,142.3)	(1,183.2)	(1,234.6)	(1,279.9)
Other administrative expenses	(1,142.0)	(944.7)	(1,097.8)	(1,339.9)	(1,228.8)
Depreciation and amortisation	(182.6)	(202.4)	(207.9)	(137.7)	(198.7)
Net operating income	2,149.7	1,347.1	2,148.5	1,762.2	2,356.4
Net loan loss provisions	(183.2)	(138.5)	(181.9)	258.1	(183.3)
Other income	51.7	30.0	(106.2)	(137.9)	(148.5)
Income before taxes	2,018.2	1,238.7	1,860.4	1,882.4	2,024.6

Income from ordinary activity	1,879.6	1,152.2	1,705.6	1,557.3	1,972.4

Net consolidated income	1,879.6	1,152.2	1,705.6	1,557.3	1,972.4

Attributable income to the Group	1,390.3	816.9	1,223.8	1,113.0	1,462.4

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05
Balance sheet
Loans and credits	129,084	132,259	138,403	149,252	155,519
Trading portfolio	114,862	133,767	156,366	161,465	170,533
Available-for-sale financial assets	42,979	50,311	51,839	55,680	63,030
Due from credit institutions	102,834	120,996	115,795	145,846	94,795
Intangible assets and property and equipment	4,218	4,208	4,192	4,187	4,119
Other assets	28,615	35,422	33,736	40,543	47,649
Total assets/liabilities & shareholders' equity	422,592	476,962	500,330	556,972	535,644
Customer deposits	247,478	254,609	220,813	252,316	269,263
Marketable debt securities	24,626	18,565	41,920	31,682	36,221
Subordinated debt	0	0	0	279	837
Insurance liabilities	528	562	598	643	678
Due to credit institutions	100,519	150,740	184,626	219,715	167,709
Other liabilities	29,895	31,064	31,469	31,560	36,230
Shareholders' equity	19,546	21,423	20,904	20,777	24,706
Off-balance-sheet funds	90,346	91,930	97,015	101,458	107,658
Mutual funds	53,916	55,538	59,172	62,002	67,189
Pension funds	36,430	36,391	37,843	39,456	40,468
Managed portfolios	0	0	0	0	0
Customer funds under management	362,978	365,665	360,347	386,378	414,657

Total managed funds	512,938	568,892	597,345	658,430	643,302

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Chile
Million euros
			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	137.7	127.3	10.4	8.17
Income from companies accounted for by the equity method	0.3	(0.0)	0.3	—
Net fees	55.1	50.2	4.9	9.77
Insurance activity	4.5	3.8	0.6	16.96
Commercial revenue	197.5	181.3	16.2	8.96
Gains (losses) on financial transactions	34.0	30.4	3.6	11.82
Gross operating income	231.6	211.7	19.8	9.37
Income from non-financial services (net) and other operating income	(0.0)	(1.4)	1.4	(97.27)
General administrative expenses	(97.8)	(98.3)	0.5	(0.54)
Personnel	(56.9)	(58.4)	1.5	(2.57)
Other administrative expenses	(40.9)	(39.9)	(1.0)	2.44
Depreciation and amortisation	(11.0)	(15.4)	4.4	(28.36)
Net operating income	122.7	96.6	26.1	27.07
Net loan loss provisions	(20.8)	(13.8)	(7.0)	50.54
Other income	(2.4)	(9.0)	6.6	(73.09)
Income before taxes	99.5	73.7	25.8	34.95

Income from ordinary activity	80.7	59.2	21.6	36.43

Net consolidated income	80.7	61.4	19.3	31.45

Attributable income to the Group	70.6	51.9	18.8	36.17

			Variation

	31.03.05	31.03.04	Amount		%
Balance sheet
Loans and credits	10,539	9,355	1,183		12.65
Trading portfolio	1,238	1,496	(257)		(17.21)
Available-for-sale financial assets	1,325	1,538	(213)		(13.84)
Due from credit institutions	2,412	1,743	669		38.39
Intangible assets and property and equipment	257	272	(15)		(5.61)
Other assets	1,639	1,642	(4)		(0.22)
Total assets/liabilities & shareholders' equity	17,409	16,046	1,363		8.50
Customer deposits	9,658	8,889	769		8.65
Marketable debt securities	1,605	1,898	(293)		(15.45)
Subordinated debt	718	517	200		38.71
Insurance liabilities	30	23	8		33.89
Due to credit institutions	3,162	2,764	398		14.39
Other liabilities	847	587	259		44.20
Shareholders' equity	1,390	1,368	23		1.65
Off-balance-sheet funds	7,165	6,424	741		11.54
Mutual funds	1,926	1,801	125		6.95
Pension funds	5,239	4,623	616		13.32
Managed portfolios	0	0	0		—
Customer funds under management	19,175	17,751	1,425		8.03

Total managed funds	24,575	22,470	2,104		9.37

Ratios (%) and other data
ROE	21.11	14.89	6.22	p.
Efficiency ratio	42.23	46.44	(4.21	p.)
NPL ratio	3.42	4.00	(0.58	p.)
Coverage ratio	130.95	109.51	21.44	p.
Number of employees (direct & indirect)	8,780	8,891	150		1.69
Number of branches	340	366	(63)		(17.21)

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Chile
Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	127.3	159.1	157.0	165.8	137.7
Income from companies accounted for by the equity method	(0.0)	0.3	0.5	(0.3)	0.3
Net fees	50.2	52.2	53.5	60.4	55.1
Insurance activity	3.8	3.9	5.1	5.0	4.5
Commercial revenue	181.3	215.5	216.0	230.9	197.5
Gains (losses) on financial transactions	30.4	8.1	16.3	2.6	34.0
Gross operating income	211.7	223.6	232.4	233.5	231.6
Income from non-financial services (net) and other operating income	(1.4)	(1.2)	(1.5)	(0.6)	(0.0)
General administrative expenses	(98.3)	(100.1)	(102.9)	(76.7)	(97.8)
Personnel	(58.4)	(60.6)	(61.2)	(55.1)	(56.9)
Other administrative expenses	(39.9)	(39.6)	(41.6)	(21.6)	(40.9)
Depreciation and amortisation	(15.4)	(16.0)	(14.2)	(13.8)	(11.0)
Net operating income	96.6	106.4	113.8	142.4	122.7
Net loan loss provisions	(13.8)	(31.4)	(14.3)	(17.3)	(20.8)
Other income	(9.0)	(1.9)	(6.0)	(41.4)	(2.4)
Income before taxes	73.7	73.1	93.5	83.6	99.5

Income from ordinary activity	59.2	64.3	75.2	68.1	80.7

Net consolidated income	61.4	65.5	77.3	74.3	80.7

Attributable income to the Group	51.9	55.5	65.9	59.5	70.6

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05
Balance sheet
Loans and credits	9,355	9,574	10,034	9,985	10,539
Trading portfolio	1,496	1,226	1,438	1,541	1,238
Available-for-sale financial assets	1,538	1,292	1,022	1,262	1,325
Due from credit institutions	1,743	1,448	1,824	1,723	2,412
Intangible assets and property and equipment	272	268	274	266	257
Other assets	1,642	1,298	1,502	1,748	1,639
Total assets/liabilities & shareholders' equity	16,046	15,106	16,095	16,525	17,409
Customer deposits	8,889	8,214	8,976	9,171	9,658
Marketable debt securities	1,898	1,752	1,685	1,774	1,605
Subordinated debt	517	517	532	691	718
Insurance liabilities	23	24	26	27	30
Due to credit institutions	2,764	2,738	2,916	2,821	3,162
Other liabilities	587	739	797	885	847
Shareholders' equity	1,368	1,123	1,163	1,156	1,390
Off-balance-sheet funds	6,424	6,540	7,085	7,012	7,165
Mutual funds	1,801	1,938	2,168	1,921	1,926
Pension funds	4,623	4,601	4,917	5,091	5,239
Managed portfolios	0	0	0	0	0
Customer funds under management	17,751	17,047	18,305	18,675	19,175

Total managed funds	22,470	21,646	23,181	23,537	24,575

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Chile
Million dollars
			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	180.6	159.0	21.6	13.56
Income from companies accounted for by the equity method	0.4	(0.0)	0.4	—
Net fees	72.2	62.6	9.6	15.25
Insurance activity	5.9	4.8	1.1	22.79
Commercial revenue	259.0	226.4	32.6	14.39
Gains (losses) on financial transactions	44.6	38.0	6.6	17.39
Gross operating income	303.7	264.5	39.2	14.82
Income from non-financial services (net) and other operating income	(0.1)	(1.8)	1.7	(97.14)
General administrative expenses	(128.2)	(122.8)	(5.4)	4.42
Personnel	(74.6)	(73.0)	(1.7)	2.28
Other administrative expenses	(53.6)	(49.8)	(3.8)	7.54
Depreciation and amortisation	(14.5)	(19.2)	4.8	(24.79)
Net operating income	160.9	120.6	40.3	33.41
Net loan loss provisions	(27.3)	(17.2)	(10.0)	58.05
Other income	(3.2)	(11.3)	8.1	(71.75)
Income before taxes	130.4	92.1	38.4	41.67

Income from ordinary activity	105.8	73.9	31.9	43.23

Net consolidated income	105.8	76.7	29.1	38.00

Attributable income to the Group	92.6	64.8	27.8	42.96

			Variation

	31.03.05	31.03.04	Amount	%
Balance sheet
Loans and credits	13,662	11,436	2,226	19.47
Trading portfolio	1,605	1,828	(223)	(12.19)
Available-for-sale financial assets	1,718	1,880	(162)	(8.62)
Due from credit institutions	3,127	2,131	996	46.77
Intangible assets and property and equipment	333	332	0	0.10
Other assets	2,125	2,008	117	5.82
Total assets/liabilities & shareholders' equity	22,569	19,615	2,955	15.06
Customer deposits	12,520	10,866	1,655	15.23
Marketable debt securities	2,080	2,320	(240)	(10.33)
Subordinated debt	930	632	298	47.11
Insurance liabilities	39	28	12	41.99
Due to credit institutions	4,099	3,379	720	21.31
Other liabilities	1,098	718	380	52.93
Shareholders' equity	1,802	1,672	130	7.80
Off-balance-sheet funds	9,289	7,853	1,436	18.29
Mutual funds	2,497	2,202	296	13.42
Pension funds	6,792	5,651	1,141	20.18
Managed portfolios	0	0	0	—
Customer funds under management	24,859	21,698	3,161	14.57

Total managed funds	31,858	27,468	4,391	15.99

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Chile
Million dollars

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	159.0	192.2	191.9	213.0	180.6
Income from companies accounted for by the equity method	(0.0)	0.4	0.6	(0.4)	0.4
Net fees	62.6	62.9	65.3	77.5	72.2
Insurance activity	4.8	4.7	6.2	6.4	5.9
Commercial revenue	226.4	260.1	264.0	296.5	259.0
Gains (losses) on financial transactions	38.0	9.3	20.0	4.1	44.6
Gross operating income	264.5	269.4	284.0	300.6	303.7
Income from non-financial services (net) and other operating income	(1.8)	(1.4)	(1.8)	(0.8)	(0.1)
General administrative expenses	(122.8)	(120.5)	(125.7)	(100.1)	(128.2)
Personnel	(73.0)	(72.9)	(74.8)	(71.3)	(74.6)
Other administrative expenses	(49.8)	(47.6)	(50.9)	(28.8)	(53.6)
Depreciation and amortisation	(19.2)	(19.2)	(17.4)	(17.9)	(14.5)
Net operating income	120.6	128.2	139.0	181.8	160.9
Net loan loss provisions	(17.2)	(38.2)	(17.4)	(22.4)	(27.3)
Other income	(11.3)	(2.1)	(7.3)	(51.7)	(3.2)
Income before taxes	92.1	88.0	114.3	107.7	130.4

Income from ordinary activity	73.9	77.5	91.9	87.8	105.8

Net consolidated income	76.7	78.9	94.4	95.6	105.8

Attributable income to the Group	64.8	66.9	80.6	76.6	92.6

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05
Balance sheet
Loans and credits	11,436	11,638	12,452	13,601	13,662
Trading portfolio	1,828	1,490	1,785	2,099	1,605
Available-for-sale financial assets	1,880	1,571	1,268	1,719	1,718
Due from credit institutions	2,131	1,760	2,264	2,347	3,127
Intangible assets and property and equipment	332	325	340	362	333
Other assets	2,008	1,578	1,864	2,381	2,125
Total assets/liabilities & shareholders' equity	19,615	18,362	19,973	22,509	22,569
Customer deposits	10,866	9,984	11,139	12,491	12,520
Marketable debt securities	2,320	2,129	2,091	2,417	2,080
Subordinated debt	632	628	661	941	930
Insurance liabilities	28	29	32	37	39
Due to credit institutions	3,379	3,328	3,618	3,843	4,099
Other liabilities	718	898	988	1,206	1,098
Shareholders' equity	1,672	1,365	1,444	1,574	1,802
Off-balance-sheet funds	7,853	7,949	8,792	9,551	9,289
Mutual funds	2,202	2,356	2,691	2,616	2,497
Pension funds	5,651	5,593	6,102	6,934	6,792
Managed portfolios	0	0	0	0	0
Customer funds under management	21,698	20,720	22,715	25,437	24,859

Total managed funds	27,468	26,311	28,765	32,060	31,858

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Chile
Million chilean peso
			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	104,488.8	93,578.9	10,909.9	11.66
Income from companies accounted for by the equity method	211.6	(14.0)	225.6	—
Net fees	41,760.9	36,852.5	4,908.4	13.32
Insurance activity	3,389.3	2,807.1	582.2	20.74
Commercial revenue	149,850.7	133,224.6	16,626.1	12.48
Gains (losses) on financial transactions	25,820.3	22,369.4	3,450.9	15.43
Gross operating income	175,671.0	155,594.0	20,077.0	12.90
Income from non-financial services (net) and other operating income	(29.6)	(1,051.6)	1,022.0	(97.19)
General administrative expenses	(74,193.0)	(72,263.3)	(1,929.7)	2.67
Personnel	(43,185.5)	(42,940.0)	(245.6)	0.57
Other administrative expenses	(31,007.4)	(29,323.3)	(1,684.1)	5.74
Depreciation and amortisation	(8,375.4)	(11,325.4)	2,950.0	(26.05)
Net operating income	93,073.1	70,953.8	22,119.3	31.17
Net loan loss provisions	(15,764.7)	(10,144.5)	(5,620.1)	55.40
Other income	(1,843.3)	(6,635.7)	4,792.3	(72.22)
Income before taxes	75,465.1	54,173.6	21,291.5	39.30

Income from ordinary activity	61,222.9	43,471.0	17,751.9	40.84

Net consolidated income	61,222.9	45,119.3	16,103.6	35.69

Attributable income to the Group	53,580.3	38,116.2	15,464.1	40.57

			Variation

	31.03.05	31.03.04	Amount	%
Balance sheet
Loans and credits	8,019,724	7,044,541	975,183	13.84
Trading portfolio	942,293	1,126,162	(183,869)	(16.33)
Available-for-sale financial assets	1,008,181	1,157,843	(149,662)	(12.93)
Due from credit institutions	1,835,677	1,312,541	523,136	39.86
Intangible assets and property and equipment	195,243	204,684	(9,440)	(4.61)
Other assets	1,247,144	1,236,791	10,353	0.84
Total assets/liabilities & shareholders' equity	13,248,263	12,082,562	1,165,701	9.65
Customer deposits	7,349,417	6,693,277	656,140	9.80
Marketable debt securities	1,221,174	1,429,093	(207,919)	(14.55)
Subordinated debt	546,030	389,516	156,514	40.18
Insurance liabilities	22,952	16,963	5,989	35.31
Due to credit institutions	2,406,387	2,081,634	324,753	15.60
Other liabilities	644,250	442,086	202,164	45.73
Shareholders' equity	1,058,053	1,029,993	28,060	2.72
Off-balance-sheet funds	5,452,675	4,837,359	615,316	12.72
Mutual funds	1,465,991	1,356,352	109,639	8.08
Pension funds	3,986,684	3,481,007	505,677	14.53
Managed portfolios	0	0	0	—
Customer funds under management	14,592,248	13,366,208	1,226,041	9.17

Total managed funds	18,700,938	16,919,921	1,781,017	10.53

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Chile
Million chilean peso

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	93,578.9	120,125.6	120,317.3	126,988.7	104,488.8
Income from companies accounted for by the equity method	(14.0)	240.8	351.7	(224.4)	211.6
Net fees	36,852.5	39,510.1	40,999.7	46,224.7	41,760.9
Insurance activity	2,807.1	2,943.1	3,901.1	3,811.6	3,389.3
Commercial revenue	133,224.6	162,819.5	165,569.8	176,800.5	149,850.7
Gains (losses) on financial transactions	22,369.4	6,394.5	12,585.4	2,145.5	25,820.3
Gross operating income	155,594.0	169,214.0	178,155.2	178,946.0	175,671.0
Income from non-financial services (net) and other operating income	(1,051.6)	(879.3)	(1,158.2)	(453.0)	(29.6)
General administrative expenses	(72,263.3)	(75,807.2)	(78,907.8)	(59,053.0)	(74,193.0)
Personnel	(42,940.0)	(45,835.9)	(46,969.9)	(42,295.2)	(43,185.5)
Other administrative expenses	(29,323.3)	(29,971.3)	(31,938.0)	(16,757.8)	(31,007.4)
Depreciation and amortisation	(11,325.4)	(12,085.9)	(10,942.6)	(10,633.0)	(8,375.4)
Net operating income	70,953.8	80,441.7	87,146.5	108,807.0	93,073.1
Net loan loss provisions	(10,144.5)	(23,574.2)	(11,072.1)	(13,281.4)	(15,764.7)
Other income	(6,635.7)	(1,492.4)	(4,601.7)	(31,409.6)	(1,843.3)
Income before taxes	54,173.6	55,375.0	71,472.7	64,116.0	75,465.1

Income from ordinary activity	43,471.0	48,620.6	57,498.0	52,238.7	61,222.9

Net consolidated income	45,119.3	49,538.9	59,100.6	56,940.1	61,222.9

Attributable income to the Group	38,116.2	41,987.7	50,421.8	45,583.0	53,580.3

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05
Balance sheet
Loans and credits	7,044,541	7,384,022	7,548,805	7,585,837	8,019,724
Trading portfolio	1,126,162	945,377	1,082,126	1,170,554	942,293
Available-for-sale financial assets	1,157,843	996,818	768,974	959,038	1,008,181
Due from credit institutions	1,312,541	1,116,814	1,372,517	1,309,248	1,835,677
Intangible assets and property and equipment	204,684	206,327	205,882	201,857	195,243
Other assets	1,236,791	1,001,243	1,130,166	1,327,831	1,247,144
Total assets/liabilities & shareholders' equity	12,082,562	11,650,602	12,108,471	12,554,365	13,248,263
Customer deposits	6,693,277	6,335,033	6,752,774	6,967,078	7,349,417
Marketable debt securities	1,429,093	1,351,035	1,267,674	1,347,958	1,221,174
Subordinated debt	389,516	398,733	400,442	525,018	546,030
Insurance liabilities	16,963	18,443	19,545	20,726	22,952
Due to credit institutions	2,081,634	2,111,591	2,193,551	2,143,192	2,406,387
Other liabilities	442,086	569,714	599,221	672,372	644,250
Shareholders' equity	1,029,993	866,053	875,263	878,021	1,058,053
Off-balance-sheet funds	4,837,359	5,043,684	5,330,395	5,326,885	5,452,675
Mutual funds	1,356,352	1,494,865	1,631,203	1,459,179	1,465,991
Pension funds	3,481,007	3,548,819	3,699,192	3,867,705	3,986,684
Managed portfolios	0	0	0	0	0
Customer funds under management	13,366,208	13,146,929	13,770,830	14,187,665	14,592,248

Total managed funds	16,919,921	16,694,286	17,438,866	17,881,250	18,700,938

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Financial Management and Equity Stakes
Million euros
			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income (w/o dividends)	(196.1)	(172.0)	(24.1)	14.00
Dividends	5.3	20.1	(14.8)	(73.59)
Net interest income	(190.8)	(151.9)	(38.9)	25.61
Income from companies accounted for by the equity method	133.2	110.1	23.2	21.05
Net fees	(18.8)	(7.7)	(11.1)	143.84
Insurance activity	(0.9)	(0.9)	0.0	(0.81)
Commercial revenue	(77.2)	(50.4)	(26.8)	53.21
Gains (losses) on financial transactions	(7.5)	70.7	(78.1)	—
Gross operating income	(84.7)	20.3	(104.9)	—
Income from non-financial services (net) and other operating income	(0.7)	(4.8)	4.1	(85.64)
General administrative expenses	(91.9)	(68.1)	(23.8)	34.94
Personnel	(50.6)	(34.4)	(16.2)	46.95
Other administrative expenses	(41.3)	(33.7)	(7.6)	22.67
Depreciation and amortisation	(11.9)	(7.6)	(4.3)	57.26
Net operating income	(189.2)	(60.2)	(129.0)	214.12
Net loan loss provisions	13.1	2.7	10.4	378.87
Other results	(128.5)	(80.5)	(48.0)	59.68
Income before taxes	(304.6)	(138.0)	(166.6)	120.77

Income from ordinary activities	(110.9)	(22.3)	(88.6)	397.59

Consolidated income	(110.9)	(22.3)	(88.6)	397.59

Attributable income to the Group	(142.2)	(51.4)	(90.9)	176.92

			Variation

	31.03.05	31.03.04	Amount	%
Balance sheet
Trading portfolio	1,512	1,444	68	4.74
Available-for-sale financial assets	17,125	32,689	(15,564)	(47.61)
Investments	3,640	3,402	238	7.00
Goodwill	15,369	4,823	10,545	218.62
Liquidity lent to the Group	35,981	33,301	2,680	8.05
Capital assigned to Group areas	24,279	18,429	5,851	31.75
Other assets	23,340	18,040	5,299	29.38
Total assets/liabilities & shareholders' equity	121,245	112,128	9,117	8.13
Customer deposits	5,866	10,613	(4,747)	(44.73)
Marketable debt securities	35,219	26,366	8,853	33.58
Subordinated debt	10,774	10,492	281	2.68
Preferred securities	3,370	3,653	(283)	(7.75)
Other liabilities	32,027	41,698	(9,671)	(23.19)
Group capital and reserves	33,990	19,306	14,684	76.06
Off-balance-sheet funds	0	0	0	—
Mutual funds	0	0	0	—
Pension funds	0	0	0	—
Managed portfolios	0	0	0	—
Customer funds under management	51,858	47,471	4,388	9.24

Total managed funds	121,245	112,128	9,117	8.13

Resources
Number of employees (direct & indirect)	1,471	1,372	99	7.22

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Financial Management and Equity Stakes
Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income (w/o dividends)	(172.0)	(182.8)	(202.2)	(199.0)	(196.1)
Dividends	20.1	147.3	54.7	11.0	5.3
Net interest income	(151.9)	(35.5)	(147.5)	(188.0)	(190.8)
Income from companies accounted for by the equity method	110.1	77.1	123.8	100.7	133.2
Net fees	(7.7)	(3.6)	(10.4)	10.0	(18.8)
Insurance activity	(0.9)	(0.8)	(0.8)	(0.8)	(0.9)
Commercial revenue	(50.4)	37.2	(35.0)	(78.1)	(77.2)
Gains (losses) on financial transactions	70.7	108.3	85.4	(26.1)	(7.5)
Gross operating income	20.3	145.4	50.4	(104.2)	(84.7)
Income from non-financial services (net) and other operating income	(4.8)	(3.7)	(5.6)	(3.2)	(0.7)
General administrative expenses	(68.1)	(79.0)	(68.4)	(84.4)	(91.9)
Personnel	(34.4)	(40.8)	(44.4)	(73.3)	(50.6)
Other administrative expenses	(33.7)	(38.2)	(24.0)	(11.0)	(41.3)
Depreciation and amortisation	(7.6)	(10.1)	(8.5)	(11.7)	(11.9)
Net operating income	(60.2)	52.6	(32.1)	(203.4)	(189.2)
Net loan loss provisions	2.7	(22.8)	(44.9)	30.3	13.1
Other results	(80.5)	(42.0)	40.5	(142.0)	(128.5)
Income before taxes [ordinary]	(138.0)	(12.1)	(36.5)	(315.2)	(304.6)

Net income from ordinary activity	(22.3)	70.5	55.7	(40.9)	(110.9)

Net consolidated income [ordinary]	(22.3)	70.5	55.7	(40.9)	(110.9)

Attributable income to the Group [ordinary]	(51.4)	55.6	34.3	(62.3)	(142.2)

Attributable income to the Group (including extraordinaries)	(51.4)	414.7	506.5	(893.6)	(142.2)

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05
Balance sheet
Trading portfolio	1,444	1,591	1,555	1,041	1,512
Available-for-sale financial assets	32,689	34,440	26,568	21,417	17,125
Investments	3,402	3,375	3,430	3,529	3,640
Goodwill	4,823	4,838	4,988	15,025	15,369
Liquidity lent to the Group	33,301	27,430	30,371	29,854	35,981
Capital assigned to Group areas	18,429	17,656	18,111	20,279	24,279
Other assets	18,040	14,055	21,076	19,297	23,340
Total assets/liabilities & shareholders' equity	112,128	103,385	106,097	110,442	121,245
Customer deposits	10,613	7,967	10,080	6,357	5,866
Marketable debt securities	26,366	26,224	26,770	29,355	35,219
Subordinated debt	10,492	9,976	10,969	11,096	10,774
Preferred securities	3,653	3,375	3,791	3,985	3,370
Other liabilities	41,698	38,011	36,920	29,307	32,027
Group capital and reserves	19,306	17,832	17,566	30,342	33,990
Off-balance-sheet funds	0	0	0	0	0
Mutual funds	0	0	0	0	0
Pension funds	0	0	0	0	0
Managed portfolios	0	0	0	0	0
Customer funds under management	47,471	44,167	47,820	46,808	51,858

Total managed funds	112,128	103,385	106,097	110,442	121,245

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España
Million euros

			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	913.3	873.7	39.6	4.53
Income from companies accounted for by the equity method	5.4	13.8	(8.4)	(60.76)
Net fees	639.5	601.1	38.4	6.39
Insurance activity	25.7	12.0	13.7	113.99
Commercial revenue	1,584.0	1,500.7	83.3	5.55
Gains (losses) on financial transactions	132.6	33.4	99.2	296.90
Gross operating income	1,716.6	1,534.1	182.5	11.89
Income from non-financial services (net) and other operating income	67.3	54.9	12.4	22.52
General administrative expenses	(694.3)	(679.7)	(14.6)	2.14
Personnel	(502.4)	(492.3)	(10.1)	2.05
Other administrative expenses	(191.9)	(187.4)	(4.5)	2.40
Depreciation and amortisation	(95.2)	(101.6)	6.3	(6.23)
Net operating income	994.3	807.7	186.6	23.10
Net loan loss provisions	(108.8)	(178.2)	69.4	(38.94)
Other income	(6.4)	(13.5)	7.1	(52.60)
Income before taxes	879.1	616.0	263.1	42.71

Income from ordinary activity	629.1	431.8	197.3	45.69

Net consolidated income	629.1	431.8	197.3	45.69

Attributable income to the Group	596.4	405.1	191.3	47.23

			Variation

	31.03.05	31.03.04	Amount		%
Balance sheet
Loans and credits	135,947	119,162	16,785		14.09
Trading portfolio	17,639	16,495	1,144		6.94
Available-for-sale financial assets	9,350	9,576	(226)		(2.36)
Due from credit institutions	52,768	32,570	20,198		62.01
Intangible assets and property and equipment	3,463	3,428	35		1.03
Other assets	17,368	16,384	984		6.01
Total assets/liabilities & shareholders' equity	236,535	197,614	38,921		19.70
Customer deposits	99,209	89,302	9,907		11.09
Marketable debt securities	17,196	9,890	7,306		73.88
Subordinated debt	1,116	1,271	(155)		(12.23)
Insurance liabilities	4,248	6,925	(2,676)		(38.65)
Due to credit institutions	46,260	32,714	13,545		41.41
Other liabilities	57,855	48,146	9,709		20.17
Shareholders' equity	10,651	9,367	1,285		13.71
Off-balance-sheet funds	83,298	78,073	5,224		6.69
Mutual funds	72,138	68,681	3,457		5.03
Pension funds	7,429	6,717	712		10.61
Managed portfolios	3,731	2,676	1,055		39.42
Customer funds under management	205,066	185,461	19,606		10.57

Total managed funds	322,771	277,909	44,862		16.14

Ratios (%) and other data
ROE	24.00	18.26	5.74	p.
Efficiency ratio	40.45	44.31	(3.86	p.)
NPL ratio	0.59	0.73	(0.14	p.)
Coverage ratio	358.80	258.18	100.62	p.
Number of employees (direct & indirect)	32,394	33,841	(1,447)		(4.28)
Number of branches	4,403	4,384	19		0.43

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España
Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	873.7	867.9	879.0	897.5	913.3
Income from companies accounted for by the equity method	13.8	4.1	6.8	8.1	5.4
Net fees	601.1	629.2	606.1	626.5	639.5
Insurance activity	12.0	21.5	19.0	18.0	25.7
Commercial revenue	1,500.7	1,522.7	1,510.8	1,550.0	1,584.0
Gains (losses) on financial transactions	33.4	148.3	65.3	115.5	132.6
Gross operating income	1,534.1	1,671.0	1,576.2	1,665.5	1,716.6
Income from non-financial services (net) and other operating income	54.9	63.4	49.5	49.4	67.3
General administrative expenses	(679.7)	(684.0)	(684.9)	(705.2)	(694.3)
Personnel	(492.3)	(492.8)	(494.9)	(510.6)	(502.4)
Other administrative expenses	(187.4)	(191.2)	(190.0)	(194.6)	(191.9)
Depreciation and amortisation	(101.6)	(102.5)	(101.0)	(108.0)	(95.2)
Net operating income	807.7	947.9	839.7	901.7	994.3
Net loan loss provisions	(178.2)	(245.0)	(223.6)	(237.8)	(108.8)
Other income	(13.5)	14.6	(11.7)	(43.1)	(6.4)
Income before taxes	616.0	717.5	604.3	620.8	879.1

Income from ordinary activity	431.8	505.5	432.9	430.5	629.1

Net consolidated income	431.8	505.5	432.9	430.5	629.1

Attributable income to the Group	405.1	475.3	414.3	405.2	596.4

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05
Balance sheet
Loans and credits	119,162	123,724	127,479	132,087	135,947
Trading portfolio	16,495	15,243	13,160	15,174	17,639
Available-for-sale financial assets	9,576	9,057	8,664	8,690	9,350
Due from credit institutions	32,570	35,593	41,780	45,395	52,768
Intangible assets and property and equipment	3,428	3,327	3,310	3,394	3,463
Other assets	16,384	12,686	14,250	17,843	17,368
Total assets/liabilities & shareholders' equity	197,614	199,630	208,644	222,583	236,535
Customer deposits	89,302	91,994	90,567	97,388	99,209
Marketable debt securities	9,890	9,584	11,554	13,897	17,196
Subordinated debt	1,271	1,272	1,267	1,243	1,116
Insurance liabilities	6,925	3,924	4,005	4,034	4,248
Due to credit institutions	32,714	38,953	43,160	45,938	46,260
Other liabilities	48,146	44,712	48,798	50,524	57,855
Shareholders' equity	9,367	9,190	9,293	9,559	10,651
Off-balance-sheet funds	78,073	80,773	80,926	84,050	83,298
Mutual funds	68,681	71,303	70,994	73,145	72,138
Pension funds	6,717	6,731	6,781	7,333	7,429
Managed portfolios	2,676	2,740	3,151	3,572	3,731
Customer funds under management	185,461	187,548	188,319	200,611	205,066

Total managed funds	277,909	282,798	292,149	309,285	322,771

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BUSINESS SEGMENTS

•	Retail Banking	Quarterly
•	Retail Banking Continental Europe	Quarterly
•	Retail Banking Spain	Quarterly
•	Retail Banking Portugal	Quarterly
•	Retail Banking UK (Abbey) - EUR	Quarterly
•	Retail Banking UK (Abbey) - GBP	Quarterly
•	Retail Banking Latin America - EUR	Quarterly
•	Retail Banking Latin America - USD	Quarterly
•	Retail Banking Brazil - EUR	Quarterly
•	Retail Banking Brazil - USD	Quarterly
•	Retail Banking Brazil - BRR	Quarterly
•	Retail Banking Mexico - EUR	Quarterly
•	Retail Banking Mexico - USD	Quarterly
•	Retail Banking Mexico - MXN	Quarterly
•	Retail Banking Chile - EUR	Quarterly
•	Retail Banking Chile - USD	Quarterly
•	Retail Banking Chile - CLP	Quarterly
•	Asset Management and Insurance	Quarterly
•	Global Wholesale Banking	Quarterly

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Retail Banking
Million euros

	Q1 '05		Q1 '04	Variation w/o Abbey		Variation with Abbey

	with Abbey	w/o Abbey		Amount	%	Amount	%
Income statement
Net interest income	2,424.0	2,008.8	1,795.8	212.9	11.86	628.2	34.98
Income from companies accounted for by the equity method	6.4	5.9	15.2	(9.4)	(61.60)	(8.9)	(58.06)
Net fees	1,161.9	971.8	897.4	74.4	8.29	264.5	29.47
Insurance activity	0.0	0.0	0.0	0.0	—	0.0	—
Commercial revenue	3,592.3	2,986.4	2,708.5	277.9	10.26	883.8	32.63
Gains (losses) on financial transactions	255.0	155.3	79.9	75.4	94.30	175.1	218.99
Gross operating income	3,847.3	3,141.7	2,788.4	353.3	12.67	1,058.9	37.97
Income from non-financial services (net) and other operating income	114.1	51.2	42.7	8.4	19.71	71.3	166.93
General administrative expenses	(1,951.3)	(1,441.3)	(1,391.8)	(49.5)	3.55	(559.5)	40.20
Personnel	(1,190.3)	(910.7)	(875.6)	(35.2)	4.02	(314.8)	35.95
Other administrative expenses	(760.9)	(530.5)	(516.2)	(14.3)	2.77	(244.7)	47.41
Depreciation and amortisation	(250.7)	(179.2)	(175.4)	(3.8)	2.18	(75.3)	42.96
Net operating income	1,759.4	1,572.4	1,264.0	308.4	24.40	495.4	39.19
Net loan loss provisions	(269.9)	(211.8)	(295.8)	84.0	(28.39)	25.9	(8.75)
Other income	(42.7)	(62.0)	(52.7)	(9.3)	17.56	10.0	(18.90)
Income before taxes	1,446.7	1,298.7	915.5	383.1	41.85	531.2	58.02

	31.03.05		31.03.04	Variation w/o Abbey		Variation with Abbey

	with Abbey	w/o Abbey		Amount	%	Amount	%
Business volumes
Total assets	553,918	270,510	225,622	44,888	19.90	328,296	145.51
Loans and credits	339,979	179,546	150,854	28,692	19.02	189,126	125.37
Customer deposits	237,510	134,225	125,936	8,290	6.58	111,574	88.60

Retail Banking
Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	1,795.8	1,888.0	1,919.5	1,986.6	2,424.0
Income from companies accounted for by the equity method	15.2	9.2	8.7	8.8	6.4
Net fees	897.4	960.4	949.5	942.9	1,161.9
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	2,708.5	2,857.6	2,877.8	2,938.3	3,592.3
Gains (losses) on financial transactions	79.9	105.9	48.6	89.8	255.0
Gross operating income	2,788.4	2,963.5	2,926.4	3,028.1	3,847.3
Income from non-financial services (net) and other operating income	42.7	57.1	37.5	42.0	114.1
General administrative expenses	(1,391.8)	(1,397.6)	(1,409.1)	(1,461.4)	(1,951.3)
Personnel	(875.6)	(887.3)	(892.7)	(937.9)	(1,190.3)
Other administrative expenses	(516.2)	(510.3)	(516.4)	(523.5)	(760.9)
Depreciation and amortisation	(175.4)	(182.1)	(184.2)	(192.6)	(250.7)
Net operating income	1,264.0	1,440.8	1,370.6	1,416.1	1,759.4
Net loan loss provisions	(295.8)	(374.5)	(357.5)	(349.1)	(269.9)
Other income	(52.7)	(3.9)	(18.6)	(205.0)	(42.7)
Income before taxes	915.5	1,062.5	994.6	862.0	1,446.7

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05
Business volumes
Total assets	225,622	234,813	246,508	524,578	553,918
Loans and credits	150,854	159,106	169,282	328,791	339,979
Customer deposits	125,936	128,433	128,969	244,913	237,510

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Retail Banking Continental Europe
Million euros
			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	1,218.3	1,087.0	131.2	12.07
Income from companies accounted for by the equity method	5.4	13.8	(8.4)	(60.76)
Net fees	631.0	603.2	27.8	4.62
Insurance activity	0.0	0.0	0.0	—
Commercial revenue	1,854.7	1,704.0	150.7	8.84
Gains (losses) on financial transactions	93.5	61.9	31.6	51.09
Gross operating income	1,948.2	1,765.9	182.3	10.32
Income from non-financial services (net) and other operating income	65.0	52.0	13.1	25.15
General administrative expenses	(798.1)	(775.9)	(22.3)	2.87
Personnel	(562.8)	(545.9)	(16.8)	3.08
Other administrative expenses	(235.4)	(229.9)	(5.4)	2.36
Depreciation and amortisation	(111.1)	(110.9)	(0.3)	0.25
Net operating income	1,104.0	931.1	172.8	18.56
Net loan loss provisions	(165.7)	(226.6)	60.8	(26.85)
Other income	(13.9)	(38.5)	24.6	(63.85)
Income before taxes	924.3	666.1	258.3	38.78

Retail Banking Continental Europe
Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	1,087.0	1,132.6	1,159.0	1,195.7	1,218.3
Income from companies accounted for by the equity method	13.8	8.8	6.8	8.1	5.4
Net fees	603.2	637.5	616.9	605.9	631.0
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	1,704.0	1,778.9	1,782.7	1,809.7	1,854.7
Gains (losses) on financial transactions	61.9	74.8	58.2	72.6	93.5
Gross operating income	1,765.9	1,853.7	1,840.9	1,882.3	1,948.2
Income from non-financial services (net) and other operating income	52.0	61.1	46.7	47.9	65.0
General administrative expenses	(775.9)	(789.3)	(793.1)	(809.2)	(798.1)
Personnel	(545.9)	(553.4)	(557.2)	(568.7)	(562.8)
Other administrative expenses	(229.9)	(235.9)	(235.8)	(240.5)	(235.4)
Depreciation and amortisation	(110.9)	(114.5)	(116.4)	(126.2)	(111.1)
Net operating income	931.1	1,010.9	978.1	994.9	1,104.0
Net loan loss provisions	(226.6)	(290.4)	(273.0)	(305.7)	(165.7)
Other income	(38.5)	(12.5)	(11.3)	(34.1)	(13.9)
Income before taxes	666.1	708.0	693.8	655.1	924.3

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Retail Banking Spain
Million euros
			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	837.6	794.6	43.0	5.41
Income from companies accounted for by the equity method	5.4	13.8	(8.4)	(60.76)
Net fees	527.9	499.9	28.0	5.60
Insurance activity	0.0	0.0	0.0	—
Commercial revenue	1,370.9	1,308.3	62.6	4.78
Gains (losses) on financial transactions	84.0	50.8	33.2	65.45
Gross operating income	1,454.8	1,359.0	95.8	7.05
Income from non-financial services (net) and other operating income	67.6	55.2	12.4	22.49
General administrative expenses	(613.7)	(605.8)	(8.0)	1.32
Personnel	(453.0)	(445.7)	(7.3)	1.64
Other administrative expenses	(160.7)	(160.1)	(0.6)	0.40
Depreciation and amortisation	(87.7)	(93.1)	5.4	(5.81)
Net operating income	821.0	715.3	105.6	14.77
Net loan loss provisions	(110.4)	(164.4)	54.0	(32.84)
Other income	(7.6)	(15.6)	7.9	(50.99)
Income before taxes	703.0	535.4	167.5	31.29

Retail Banking Spain
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	794.6	790.6	805.9	833.9	837.6
Income from companies accounted for by the equity method	13.8	8.8	6.8	8.1	5.4
Net fees	499.9	521.5	509.6	524.2	527.9
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	1,308.3	1,320.8	1,322.2	1,366.2	1,370.9
Gains (losses) on financial transactions	50.8	91.8	50.0	76.8	84.0
Gross operating income	1,359.0	1,412.6	1,372.2	1,443.0	1,454.8
Income from non-financial services (net) and other operating income	55.2	64.0	50.0	49.9	67.6
General administrative expenses	(605.8)	(610.7)	(611.3)	(624.4)	(613.7)
Personnel	(445.7)	(447.5)	(448.1)	(457.6)	(453.0)
Other administrative expenses	(160.1)	(163.2)	(163.2)	(166.8)	(160.7)
Depreciation and amortisation	(93.1)	(94.6)	(93.5)	(100.0)	(87.7)
Net operating income	715.3	771.4	717.4	768.5	821.0
Net loan loss provisions	(164.4)	(208.2)	(194.6)	(218.0)	(110.4)
Other income	(15.6)	15.0	(12.2)	(40.6)	(7.6)
Income before taxes	535.4	578.2	510.7	509.9	703.0

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Retail Banking Portugal
Million euros
			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	146.7	136.0	10.7	7.85
Income from companies accounted for by the equity method	0.0	0.0	0.0	—
Net fees	67.7	56.1	11.7	20.81
Insurance activity	0.0	0.0	0.0	—
Commercial revenue	214.4	192.1	22.3	11.63
Gains (losses) on financial transactions	10.8	14.8	(3.9)	(26.70)
Gross operating income	225.3	206.9	18.4	8.89
Income from non-financial services (net) and other operating income	(2.4)	(2.9)	0.5	(16.11)
General administrative expenses	(100.6)	(101.1)	0.5	(0.50)
Personnel	(66.5)	(66.4)	(0.0)	0.05
Other administrative expenses	(34.2)	(34.7)	0.5	(1.55)
Depreciation and amortisation	(13.2)	(12.0)	(1.2)	9.80
Net operating income	109.0	90.8	18.2	20.03
Net loan loss provisions	(2.6)	1.3	(4.0)	—
Other income	1.4	(21.7)	23.1	—
Income before taxes	107.7	70.5	37.3	52.89

Retail Banking Portugal
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	136.0	157.1	146.7	138.8	146.7
Income from companies accounted for by the equity method	0.0	0.0	0.0	0.0	0.0
Net fees	56.1	60.4	62.1	61.0	67.7
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	192.1	217.5	208.8	199.8	214.4
Gains (losses) on financial transactions	14.8	(24.7)	13.3	4.1	10.8
Gross operating income	206.9	192.8	222.1	203.8	225.3
Income from non-financial services (net) and other operating income	(2.9)	(2.5)	(2.9)	(2.4)	(2.4)
General administrative expenses	(101.1)	(99.6)	(101.0)	(101.0)	(100.6)
Personnel	(66.4)	(67.3)	(68.0)	(65.3)	(66.5)
Other administrative expenses	(34.7)	(32.3)	(33.0)	(35.7)	(34.2)
Depreciation and amortisation	(12.0)	(13.7)	(14.4)	(16.1)	(13.2)
Net operating income	90.8	77.0	103.7	84.3	109.0
Net loan loss provisions	1.3	(19.2)	(26.7)	(30.5)	(2.6)
Other income	(21.7)	(20.7)	3.5	9.1	1.4
Income before taxes	70.5	37.1	80.5	63.0	107.7

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Retail Banking United Kingdom (Abbey)
Million euros
Q1 '05
Income statement
Net interest income	415.2
Income from companies accounted for by the equity method	0.5
Net fees	190.1
Insurance activity	0.0
Commercial revenue	605.9
Gains (losses) on financial transactions	99.7
Gross operating income	705.6
Income from non-financial services (net) and other operating income	62.9
General administrative expenses	(510.0)
Personnel	(279.6)
Other administrative expenses	(230.4)
Depreciation and amortisation	(71.5)
Net operating income	186.9
Net loan loss provisions	(58.1)
Other income	19.2
Income before taxes	148.1

Retail Banking United Kingdom (Abbey)
Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income					415.2
Income from companies accounted for by the equity method					0.5
Net fees					190.1
Insurance activity					0.0
Commercial revenue					605.9
Gains (losses) on financial transactions					99.7
Gross operating income					705.6
Income from non-financial services (net) and other operating income					62.9
General administrative expenses					(510.0)
Personnel					(279.6)
Other administrative expenses					(230.4)
Depreciation and amortisation					(71.5)
Net operating income					186.9
Net loan loss provisions					(58.1)
Other income					19.2
Income before taxes					148.1

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Retail Banking United Kingdom (Abbey)
Million pound sterling

Q1 '05
Income statement
Net interest income	288.0
Income from companies accounted for by the equity method	0.4
Net fees	131.8
Insurance activity	0.0
Commercial revenue	420.2
Gains (losses) on financial transactions	69.1
Gross operating income	489.3
Income from non-financial services (net) and other operating income	43.6
General administrative expenses	(353.7)
Personnel	(193.9)
Other administrative expenses	(159.8)
Depreciation and amortisation	(49.6)
Net operating income	129.7
Net loan loss provisions	(40.3)
Other income	13.3
Income before taxes	102.7

Retail Banking United Kingdom (Abbey)
Million pound sterling

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income					288.0
Income from companies accounted for by the equity method					0.4
Net fees					131.8
Insurance activity					0.0
Commercial revenue					420.2
Gains (losses) on financial transactions					69.1
Gross operating income					489.3
Income from non-financial services (net) and other operating income					43.6
General administrative expenses					(353.7)
Personnel					(193.9)
Other administrative expenses					(159.8)
Depreciation and amortisation					(49.6)
Net operating income					129.7
Net loan loss provisions					(40.3)
Other income					13.3
Income before taxes					102.7

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Retail Banking Latin America
Million euros
			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	790.5	708.8	81.7	11.53
Income from companies accounted for by the equity method	0.4	1.4	(1.0)	(69.57)
Net fees	340.8	294.3	46.5	15.81
Insurance activity	0.0	0.0	0.0	—
Commercial revenue	1,131.7	1,004.5	127.2	12.67
Gains (losses) on financial transactions	61.8	18.0	43.8	242.49
Gross operating income	1,193.5	1,022.5	171.0	16.72
Income from non-financial services (net) and other operating income	(13.9)	(9.2)	(4.6)	50.34
General administrative expenses	(643.1)	(615.9)	(27.2)	4.42
Personnel	(348.0)	(329.6)	(18.3)	5.56
Other administrative expenses	(295.2)	(286.3)	(8.9)	3.10
Depreciation and amortisation	(68.1)	(64.5)	(3.6)	5.51
Net operating income	468.5	332.9	135.6	40.74
Net loan loss provisions	(46.1)	(69.2)	23.1	(33.42)
Other income	(48.0)	(14.2)	(33.9)	238.94
Income before taxes	374.4	249.5	124.9	50.05

Retail Banking Latin America
Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	708.8	755.4	760.5	790.9	790.5
Income from companies accounted for by the equity method	1.4	0.4	2.0	0.7	0.4
Net fees	294.3	322.9	332.6	337.0	340.8
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	1,004.5	1,078.7	1,095.1	1,128.6	1,131.7
Gains (losses) on financial transactions	18.0	31.0	(9.6)	17.2	61.8
Gross operating income	1,022.5	1,109.8	1,085.5	1,145.8	1,193.5
Income from non-financial services (net) and other operating income	(9.2)	(4.0)	(9.3)	(5.9)	(13.9)
General administrative expenses	(615.9)	(608.3)	(616.0)	(652.2)	(643.1)
Personnel	(329.6)	(333.9)	(335.4)	(369.2)	(348.0)
Other administrative expenses	(286.3)	(274.5)	(280.5)	(283.0)	(295.2)
Depreciation and amortisation	(64.5)	(67.6)	(67.7)	(66.5)	(68.1)
Net operating income	332.9	429.8	392.5	421.2	468.5
Net loan loss provisions	(69.2)	(84.0)	(84.5)	(43.4)	(46.1)
Other income	(14.2)	8.7	(7.2)	(170.9)	(48.0)
Income before taxes	249.5	354.5	300.8	206.9	374.4

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Retail Banking Latin America
Million dollars
			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	1,036.5	885.2	151.3	17.09
Income from companies accounted for by the equity method	0.6	1.8	(1.2)	(68.05)
Net fees	446.9	367.5	79.3	21.58
Insurance activity	0.0	0.0	0.0	—
Commercial revenue	1,483.9	1,254.6	229.4	18.28
Gains (losses) on financial transactions	81.1	22.5	58.5	259.56
Gross operating income	1,565.0	1,277.1	287.9	22.54
Income from non-financial services (net) and other operating income	(18.2)	(11.5)	(6.7)	57.83
General administrative expenses	(843.3)	(769.3)	(74.0)	9.62
Personnel	(456.3)	(411.7)	(44.6)	10.83
Other administrative expenses	(387.0)	(357.6)	(29.5)	8.24
Depreciation and amortisation	(89.3)	(80.6)	(8.7)	10.77
Net operating income	614.3	415.7	198.5	47.75
Net loan loss provisions	(60.4)	(86.4)	26.0	(30.10)
Other income	(63.0)	(17.7)	(45.3)	255.83
Income before taxes	490.9	311.6	179.3	57.54

Retail Banking Latin America
Million dollars

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	885.2	910.3	929.3	1,017.7	1,036.5
Income from companies accounted for by the equity method	1.8	0.5	2.4	0.9	0.6
Net fees	367.5	389.4	406.4	433.7	446.9
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	1,254.6	1,300.1	1,338.1	1,452.3	1,483.9
Gains (losses) on financial transactions	22.5	37.6	(11.9)	22.0	81.1
Gross operating income	1,277.1	1,337.8	1,326.2	1,474.3	1,565.0
Income from non-financial services (net) and other operating income	(11.5)	(4.7)	(11.3)	(7.6)	(18.2)
General administrative expenses	(769.3)	(732.0)	(752.6)	(839.4)	(843.3)
Personnel	(411.7)	(402.0)	(409.8)	(474.5)	(456.3)
Other administrative expenses	(357.6)	(330.1)	(342.7)	(364.9)	(387.0)
Depreciation and amortisation	(80.6)	(81.4)	(82.7)	(85.7)	(89.3)
Net operating income	415.7	519.6	479.6	541.6	614.3
Net loan loss provisions	(86.4)	(101.5)	(103.3)	(57.8)	(60.4)
Other income	(17.7)	10.9	(8.9)	(212.3)	(63.0)
Income before taxes	311.6	429.0	367.4	271.5	490.9

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Retail Banking Brazil

Million euros
			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	293.7	258.2	35.5	13.76
Income from companies accounted for by the equity method	0.1	0.1	0.0	50.68
Net fees	125.4	108.4	17.0	15.68
Insurance activity	0.0	0.0	0.0	—
Commercial revenue	419.2	366.6	52.6	14.34
Gains (losses) on financial transactions	10.6	16.7	(6.1)	(36.64)
Gross operating income	429.7	383.3	46.5	12.12
Income from non-financial services (net) and other operating income	1.8	1.0	0.8	78.23
General administrative expenses	(262.1)	(241.8)	(20.3)	8.38
Personnel	(145.2)	(129.6)	(15.6)	12.04
Other administrative expenses	(116.9)	(112.2)	(4.7)	4.16
Depreciation and amortisation	(34.7)	(24.2)	(10.5)	43.32
Net operating income	134.7	118.2	16.5	13.92
Net loan loss provisions	(22.6)	(42.4)	19.8	(46.75)
Other income	3.5	1.1	2.4	229.79
Income before taxes	115.5	76.8	38.7	50.39

Retail Banking Brazil

Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	258.2	283.0	269.1	262.6	293.7
Income from companies accounted for by the equity method	0.1	0.1	0.3	0.3	0.1
Net fees	108.4	106.3	121.9	123.9	125.4
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	366.6	389.4	391.3	386.8	419.2
Gains (losses) on financial transactions	16.7	11.6	(0.3)	22.1	10.6
Gross operating income	383.3	401.0	391.0	408.9	429.7
Income from non-financial services (net) and other operating income	1.0	2.1	(1.1)	0.6	1.8
General administrative expenses	(241.8)	(236.4)	(236.3)	(280.5)	(262.1)
Personnel	(129.6)	(128.2)	(131.5)	(166.8)	(145.2)
Other administrative expenses	(112.2)	(108.2)	(104.8)	(113.6)	(116.9)
Depreciation and amortisation	(24.2)	(25.1)	(27.4)	(33.4)	(34.7)
Net operating income	118.2	141.6	126.2	95.6	134.7
Net loan loss provisions	(42.4)	(29.5)	(50.8)	(49.8)	(22.6)
Other income	1.1	(1.7)	17.7	(30.7)	3.5
Income before taxes	76.8	110.3	93.0	15.1	115.5

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Retail Banking Brazil

Million dollars
			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	385.1	322.4	62.7	19.43
Income from companies accounted for by the equity method	0.1	0.1	0.1	58.20
Net fees	164.4	135.4	29.0	21.45
Insurance activity	0.0	0.0	0.0	—
Commercial revenue	549.7	457.9	91.7	20.04
Gains (losses) on financial transactions	13.8	20.8	(7.0)	(33.48)
Gross operating income	563.5	478.7	84.8	17.71
Income from non-financial services (net) and other operating income	2.3	1.2	1.1	87.12
General administrative expenses	(343.7)	(302.1)	(41.6)	13.79
Personnel	(190.4)	(161.9)	(28.5)	17.62
Other administrative expenses	(153.3)	(140.2)	(13.1)	9.35
Depreciation and amortisation	(45.5)	(30.3)	(15.3)	50.46
Net operating income	176.6	147.6	28.9	19.60
Net loan loss provisions	(29.6)	(53.0)	23.4	(44.09)
Other income	4.6	1.3	3.2	246.23
Income before taxes	151.5	95.9	55.5	57.89

Retail Banking Brazil

Million dollars

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	322.4	341.2	328.8	339.1	385.1
Income from companies accounted for by the equity method	0.1	0.2	0.3	0.4	0.1
Net fees	135.4	127.9	148.9	159.2	164.4
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	457.9	469.3	478.1	498.6	549.7
Gains (losses) on financial transactions	20.8	13.8	(0.4)	27.9	13.8
Gross operating income	478.7	483.1	477.6	526.6	563.5
Income from non-financial services (net) and other operating income	1.2	2.5	(1.4)	0.8	2.3
General administrative expenses	(302.1)	(284.4)	(288.7)	(359.7)	(343.7)
Personnel	(161.9)	(154.2)	(160.6)	(213.4)	(190.4)
Other administrative expenses	(140.2)	(130.1)	(128.1)	(146.3)	(153.3)
Depreciation and amortisation	(30.3)	(30.3)	(33.4)	(42.7)	(45.5)
Net operating income	147.6	170.9	154.2	124.9	176.6
Net loan loss provisions	(53.0)	(35.2)	(62.1)	(63.8)	(29.6)
Other income	1.3	(2.1)	21.6	(37.8)	4.6
Income before taxes	95.9	133.6	113.6	23.3	151.5

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Retail Banking Brazil

Million brazilian real
			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	1,025.7	934.2	91.6	9.80
Income from companies accounted for by the equity method	0.4	0.3	0.1	45.44
Net fees	438.0	392.2	45.7	11.65
Insurance activity	0.0	0.0	0.0	—
Commercial revenue	1,464.1	1,326.7	137.4	10.36
Gains (losses) on financial transactions	36.9	60.3	(23.4)	(38.84)
Gross operating income	1,501.0	1,387.0	114.0	8.22
Income from non-financial services (net) and other operating income	6.1	3.6	2.6	72.03
General administrative expenses	(915.5)	(875.2)	(40.3)	4.61
Personnel	(507.3)	(469.1)	(38.2)	8.14
Other administrative expenses	(408.2)	(406.1)	(2.2)	0.54
Depreciation and amortisation	(121.3)	(87.7)	(33.6)	38.33
Net operating income	470.3	427.7	42.6	9.96
Net loan loss provisions	(78.9)	(153.5)	74.6	(48.60)
Other income	12.1	3.8	8.3	218.31
Income before taxes	403.5	278.0	125.5	45.16

Retail Banking Brazil

Million brazilian real

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	934.2	1,036.3	978.9	948.0	1,025.7
Income from companies accounted for by the equity method	0.3	0.5	1.0	1.2	0.4
Net fees	392.2	389.4	443.3	447.5	438.0
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	1,326.7	1,426.2	1,423.2	1,396.6	1,464.1
Gains (losses) on financial transactions	60.3	42.5	(1.2)	80.2	36.9
Gross operating income	1,387.0	1,468.7	1,422.1	1,476.8	1,501.0
Income from non-financial services (net) and other operating income	3.6	7.5	(4.2)	2.1	6.1
General administrative expenses	(875.2)	(866.0)	(859.4)	(1,013.7)	(915.5)
Personnel	(469.1)	(469.6)	(478.1)	(603.2)	(507.3)
Other administrative expenses	(406.1)	(396.4)	(381.3)	(410.5)	(408.2)
Depreciation and amortisation	(87.7)	(92.1)	(99.5)	(120.7)	(121.3)
Net operating income	427.7	518.1	459.0	344.5	470.3
Net loan loss provisions	(153.5)	(108.4)	(184.9)	(180.1)	(78.9)
Other income	3.8	(6.3)	64.3	(111.5)	12.1
Income before taxes	278.0	403.5	338.4	52.9	403.5

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Retail Banking Mexico

Million euros
		Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	200.4	172.5	27.9	16.18
Income from companies accounted for by the equity method	0.0	(0.0)	0.0	—
Net fees	76.8	62.1	14.7	23.74
Insurance activity	0.0	0.0	0.0	—
Commercial revenue	277.3	234.6	42.7	18.18
Gains (losses) on financial transactions	7.9	11.7	(3.7)	(31.96)
Gross operating income	285.2	246.3	38.9	15.81
Income from non-financial services (net) and other operating income	(10.5)	(7.0)	(3.5)	49.44
General administrative expenses	(151.1)	(148.3)	(2.8)	1.88
Personnel	(75.9)	(72.9)	(3.0)	4.14
Other administrative expenses	(75.3)	(75.5)	0.2	(0.30)
Depreciation and amortisation	(12.1)	(11.9)	(0.3)	2.13
Net operating income	111.5	79.0	32.4	41.03
Net loan loss provisions	(10.0)	(10.8)	0.8	(7.29)
Other income	(11.1)	3.7	(14.8)	—
Income before taxes	90.4	72.0	18.4	25.55

Retail Banking Mexico

Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	172.5	177.5	197.1	205.6	200.4
Income from companies accounted for by the equity method	(0.0)	(0.0)	(0.0)	0.0	0.0
Net fees	62.1	82.2	77.2	77.0	76.8
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	234.6	259.7	274.4	282.7	277.3
Gains (losses) on financial transactions	11.7	3.1	(13.1)	(13.1)	7.9
Gross operating income	246.3	262.8	261.3	269.5	285.2
Income from non-financial services (net) and other operating income	(7.0)	(7.2)	(6.8)	(7.8)	(10.5)
General administrative expenses	(148.3)	(133.9)	(143.0)	(156.9)	(151.1)
Personnel	(72.9)	(72.5)	(73.5)	(73.4)	(75.9)
Other administrative expenses	(75.5)	(61.4)	(69.6)	(83.5)	(75.3)
Depreciation and amortisation	(11.9)	(13.4)	(13.5)	(7.9)	(12.1)
Net operating income	79.0	108.3	97.9	96.9	111.5
Net loan loss provisions	(10.8)	(7.5)	(10.5)	21.3	(10.0)
Other income	3.7	3.7	(10.1)	(10.4)	(11.1)
Income before taxes	72.0	104.4	77.3	107.8	90.4

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Retail Banking Mexico

Million dollars
		Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	262.8	215.5	47.3	21.97
Income from companies accounted for by the equity method	0.0	(0.0)	0.0	—
Net fees	100.8	77.6	23.2	29.91
Insurance activity	0.0	0.0	0.0	—
Commercial revenue	363.6	293.0	70.5	24.08
Gains (losses) on financial transactions	10.4	14.6	(4.2)	(28.56)
Gross operating income	374.0	307.6	66.4	21.58
Income from non-financial services (net) and other operating income	(13.7)	(8.7)	(5.0)	56.89
General administrative expenses	(198.2)	(185.3)	(12.9)	6.96
Personnel	(99.5)	(91.0)	(8.5)	9.33
Other administrative expenses	(98.7)	(94.3)	(4.4)	4.67
Depreciation and amortisation	(15.9)	(14.8)	(1.1)	7.23
Net operating income	146.2	98.7	47.4	48.06
Net loan loss provisions	(13.1)	(13.5)	0.4	(2.67)
Other income	(14.5)	4.7	(19.2)	—
Income before taxes	118.6	89.9	28.6	31.81

Retail Banking Mexico

Million dollars

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	215.5	213.8	240.9	264.1	262.8
Income from companies accounted for by the equity method	(0.0)	(0.0)	(0.0)	0.0	0.0
Net fees	77.6	99.4	94.4	99.2	100.8
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	293.0	313.1	335.3	363.3	363.6
Gains (losses) on financial transactions	14.6	3.6	(16.0)	(16.3)	10.4
Gross operating income	307.6	316.7	319.2	347.0	374.0
Income from non-financial services (net) and other operating income	(8.7)	(8.7)	(8.3)	(10.1)	(13.7)
General administrative expenses	(185.3)	(160.9)	(174.8)	(201.6)	(198.2)
Personnel	(91.0)	(87.3)	(89.7)	(94.6)	(99.5)
Other administrative expenses	(94.3)	(73.6)	(85.0)	(107.0)	(98.7)
Depreciation and amortisation	(14.8)	(16.2)	(16.5)	(10.4)	(15.9)
Net operating income	98.7	131.0	119.6	124.9	146.2
Net loan loss provisions	(13.5)	(9.0)	(12.8)	26.0	(13.1)
Other income	4.7	4.4	(12.4)	(13.0)	(14.5)
Income before taxes	89.9	126.5	94.4	138.0	118.6

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Retail Banking Mexico

Million new mexican peso
		Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	2,938.5	2,368.4	570.0	24.07
Income from companies accounted for by the equity method	0.0	(0.0)	0.0	—
Net fees	1,126.6	852.6	274.0	32.14
Insurance activity	0.0	0.0	0.0	—
Commercial revenue	4,065.1	3,221.0	844.1	26.21
Gains (losses) on financial transactions	116.3	160.1	(43.8)	(27.34)
Gross operating income	4,181.4	3,381.0	800.3	23.67
Income from non-financial services (net) and other operating income	(153.4)	(96.1)	(57.3)	59.59
General administrative expenses	(2,215.7)	(2,036.6)	(179.2)	8.80
Personnel	(1,112.5)	(1,000.4)	(112.1)	11.21
Other administrative expenses	(1,103.2)	(1,036.2)	(67.0)	6.47
Depreciation and amortisation	(178.0)	(163.2)	(14.8)	9.07
Net operating income	1,634.3	1,085.2	549.1	50.60
Net loan loss provisions	(146.4)	(147.9)	1.5	(1.00)
Other income	(162.3)	51.4	(213.7)	—
Income before taxes	1,325.6	988.7	336.9	34.07

Retail Banking Mexico

Million new mexican peso

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	2,368.4	2,435.4	2,754.3	2,989.8	2,938.5
Income from companies accounted for by the equity method	(0.0)	(0.1)	(0.0)	0.1	0.0
Net fees	852.6	1,127.4	1,080.1	1,123.1	1,126.6
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	3,221.0	3,562.7	3,834.3	4,113.0	4,065.1
Gains (losses) on financial transactions	160.1	43.2	(179.4)	(183.9)	116.3
Gross operating income	3,381.0	3,605.9	3,654.9	3,929.1	4,181.4
Income from non-financial services (net) and other operating income	(96.1)	(98.8)	(95.3)	(114.1)	(153.4)
General administrative expenses	(2,036.6)	(1,837.6)	(2,001.4)	(2,282.2)	(2,215.7)
Personnel	(1,000.4)	(994.9)	(1,027.8)	(1,071.1)	(1,112.5)
Other administrative expenses	(1,036.2)	(842.7)	(973.6)	(1,211.1)	(1,103.2)
Depreciation and amortisation	(163.2)	(183.9)	(189.2)	(118.5)	(178.0)
Net operating income	1,085.2	1,485.7	1,369.0	1,414.3	1,634.3
Net loan loss provisions	(147.9)	(103.2)	(146.6)	293.4	(146.4)
Other income	51.4	50.7	(138.9)	(146.5)	(162.3)
Income before taxes	988.7	1,433.2	1,083.6	1,561.2	1,325.6

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Retail Banking Chile
Million euros

			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	130.0	120.1	9.9	8.22
Income from companies accounted for by the equity method	0.3	(0.0)	0.3	—
Net fees	41.0	35.5	5.5	15.54
Insurance activity	0.0	0.0	0.0	—
Commercial revenue	171.2	155.5	15.7	10.08
Gains (losses) on financial transactions	13.1	(4.2)	17.3	—
Gross operating income	184.4	151.4	33.0	21.79
Income from non-financial services (net) and other operating income	(0.0)	(1.3)	1.3	(99.63)
General administrative expenses	(84.2)	(85.4)	1.2	(1.36)
Personnel	(49.7)	(51.0)	1.3	(2.46)
Other administrative expenses	(34.5)	(34.4)	(0.1)	0.28
Depreciation and amortisation	(9.2)	(13.6)	4.4	(32.28)
Net operating income	90.9	51.0	39.9	78.15
Net loan loss provisions	(22.7)	(12.4)	(10.3)	83.52
Other income	(2.5)	(9.0)	6.4	(71.78)
Income before taxes	65.7	29.7	36.0	121.26

Retail Banking Chile
Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	120.1	144.9	141.8	152.9	130.0
Income from companies accounted for by the equity method	(0.0)	0.3	0.5	(0.3)	0.3
Net fees	35.5	38.6	37.9	41.7	41.0
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	155.5	183.8	180.2	194.2	171.2
Gains (losses) on financial transactions	(4.2)	(0.2)	0.3	(0.7)	13.1
Gross operating income	151.4	183.6	180.5	193.5	184.4
Income from non-financial services (net) and other operating income	(1.3)	(1.2)	(1.4)	(0.9)	(0.0)
General administrative expenses	(85.4)	(87.1)	(88.6)	(62.2)	(84.2)
Personnel	(51.0)	(53.0)	(52.7)	(46.5)	(49.7)
Other administrative expenses	(34.4)	(34.2)	(35.8)	(15.8)	(34.5)
Depreciation and amortisation	(13.6)	(14.1)	(12.4)	(12.1)	(9.2)
Net operating income	51.0	81.1	78.1	118.3	90.9
Net loan loss provisions	(12.4)	(27.5)	(12.4)	(20.1)	(22.7)
Other income	(9.0)	(2.1)	(6.0)	(41.3)	(2.5)
Income before taxes	29.7	51.6	59.7	56.8	65.7

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Retail Banking Chile
Million dollars

			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	170.4	150.0	20.4	13.61
Income from companies accounted for by the equity method	0.4	(0.0)	0.4	—
Net fees	53.8	44.3	9.4	21.30
Insurance activity	0.0	0.0	0.0	—
Commercial revenue	224.5	194.3	30.2	15.57
Gains (losses) on financial transactions	17.2	(5.2)	22.4	—
Gross operating income	241.8	189.1	52.7	27.86
Income from non-financial services (net) and other operating income	(0.0)	(1.7)	1.7	(99.61)
General administrative expenses	(110.4)	(106.6)	(3.8)	3.56
Personnel	(65.2)	(63.7)	(1.5)	2.40
Other administrative expenses	(45.2)	(42.9)	(2.3)	5.28
Depreciation and amortisation	(12.1)	(17.0)	4.9	(28.90)
Net operating income	119.2	63.7	55.5	87.03
Net loan loss provisions	(29.8)	(15.5)	(14.3)	92.67
Other income	(3.3)	(11.2)	7.9	(70.37)
Income before taxes	86.1	37.1	49.0	132.29

Retail Banking Chile
Million dollars

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	150.0	175.0	173.3	196.3	170.4
Income from companies accounted for by the equity method	(0.0)	0.4	0.6	(0.4)	0.4
Net fees	44.3	46.5	46.4	53.5	53.8
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	194.3	221.9	220.2	249.5	224.5
Gains (losses) on financial transactions	(5.2)	(0.2)	0.4	(1.0)	17.2
Gross operating income	189.1	221.7	220.6	248.5	241.8
Income from non-financial services (net) and other operating income	(1.7)	(1.5)	(1.7)	(1.1)	(0.0)
General administrative expenses	(106.6)	(104.9)	(108.2)	(81.5)	(110.4)
Personnel	(63.7)	(63.8)	(64.4)	(60.2)	(65.2)
Other administrative expenses	(42.9)	(41.1)	(43.8)	(21.3)	(45.2)
Depreciation and amortisation	(17.0)	(17.0)	(15.2)	(15.7)	(12.1)
Net operating income	63.7	98.4	95.5	150.2	119.2
Net loan loss provisions	(15.5)	(33.4)	(15.1)	(25.8)	(29.8)
Other income	(11.2)	(2.3)	(7.3)	(51.6)	(3.3)
Income before taxes	37.1	62.6	73.0	72.8	86.1

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Retail Banking Chile
Million chilean peso

			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	98,579.2	88,245.0	10,334.2	11.71
Income from companies accounted for by the equity method	211.6	(14.0)	225.6	—
Net fees	31,097.0	26,073.1	5,023.9	19.27
Insurance activity	0.0	0.0	0.0	—
Commercial revenue	129,887.8	114,304.1	15,583.7	13.63
Gains (losses) on financial transactions	9,971.6	(3,058.8)	13,030.4	—
Gross operating income	139,859.4	111,245.3	28,614.1	25.72
Income from non-financial services (net) and other operating income	(3.8)	(988.4)	984.6	(99.62)
General administrative expenses	(63,883.5)	(62,737.9)	(1,145.7)	1.83
Personnel	(37,732.3)	(37,475.7)	(256.6)	0.68
Other administrative expenses	(26,151.2)	(25,262.2)	(889.1)	3.52
Depreciation and amortisation	(7,001.9)	(10,015.8)	3,013.9	(30.09)
Net operating income	68,970.2	37,503.3	31,466.9	83.90
Net loan loss provisions	(17,229.9)	(9,094.9)	(8,135.0)	89.45
Other income	(1,921.6)	(6,596.4)	4,674.8	(70.87)
Income before taxes	49,818.7	21,812.0	28,006.7	128.40

Retail Banking Chile
 Million chilean peso

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	88,245.0	109,465.8	108,690.6	117,060.8	98,579.2
Income from companies accounted for by the equity method	(14.0)	240.8	351.7	(224.4)	211.6
Net fees	26,073.1	29,174.8	29,110.1	31,909.9	31,097.0
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	114,304.1	138,881.4	138,152.4	148,746.4	129,887.8
Gains (losses) on financial transactions	(3,058.8)	(199.2)	205.0	(577.8)	9,971.6
Gross operating income	111,245.3	138,682.2	138,357.4	148,168.6	139,859.4
Income from non-financial services (net) and other operating income	(988.4)	(938.8)	(1,088.8)	(670.6)	(3.8)
General administrative expenses	(62,737.9)	(65,959.3)	(67,942.3)	(47,997.6)	(63,883.5)
Personnel	(37,475.7)	(40,091.9)	(40,467.4)	(35,692.5)	(37,732.3)
Other administrative expenses	(25,262.2)	(25,867.5)	(27,474.9)	(12,305.1)	(26,151.2)
Depreciation and amortisation	(10,015.8)	(10,666.5)	(9,552.6)	(9,290.1)	(7,001.9)
Net operating income	37,503.3	61,117.5	59,773.7	90,210.3	68,970.2
Net loan loss provisions	(9,094.9)	(20,636.3)	(9,628.9)	(15,397.7)	(17,229.9)
Other income	(6,596.4)	(1,638.3)	(4,591.3)	(31,347.2)	(1,921.6)
Income before taxes	21,812.0	38,842.9	45,553.5	43,465.4	49,818.7

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Asset Management and Insurance
Million euros
	Q1 '05		Q1 '04	Variation w/o Abbey		Variation with Abbey

	with Abbey	w/o Abbey		Amount	%	Amount	%
Income statement
Net interest income	(18.0)	4.5	3.4	1.1	31.90	(21.4)	—
Income from companies accounted for by the equity method	0.0	0.0	0.0	0.0	—	0.0	—
Net fees	141.0	117.1	109.3	7.8	7.18	31.8	29.07
Insurance activity	214.4	53.2	32.3	20.8	64.41	182.1	563.14
Commercial revenue	337.5	174.8	145.0	29.8	20.52	192.5	132.71
Gains (losses) on financial transactions	14.2	14.1	3.2	10.9	342.02	11.0	343.10
Gross operating income	351.6	188.9	148.2	40.7	27.45	203.4	137.24
Income from non-financial services (net) and other operating income	0.2	0.2	(0.2)	0.4	—	0.4	—
General administrative expenses	(138.4)	(60.1)	(58.2)	(2.0)	3.37	(80.2)	137.91
Personnel	(65.3)	(35.2)	(35.8)	0.6	(1.72)	(29.5)	82.22
Other administrative expenses	(73.1)	(24.9)	(22.3)	(2.6)	11.54	(50.8)	227.24
Depreciation and amortisation	(5.4)	(3.7)	(3.9)	0.2	(3.94)	(1.6)	41.29
Net operating income	208.0	125.3	86.0	39.3	45.71	122.0	141.89
Net loan loss provisions	(3.7)	(3.7)	(1.3)	(2.5)	196.42	(2.5)	196.42
Other income	8.5	8.5	0.6	7.9	—	7.9	—
Income before taxes	212.8	130.1	85.4	44.8	52.44	127.5	149.34

	31.03.05		31.03.04	Variation w/o Abbey		Variation with Abbey

	with Abbey	w/o Abbey		Amount	%	Amount	%
Business volumes
Total assets	7,266	7,266	10,285	(3,019)	(29.35)	(3,019)	(29.35)
Loans and credits	369	369	1,116	(747)	(66.93)	(747)	(66.93)
Customer deposits	24	24	20	4	19.23	4	19.23

Asset Management and Insurance
Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	3.4	4.2	4.6	5.1	(18.0)
Income from companies accounted for by the equity method	0.0	(4.6)	0.0	(0.0)	0.0
Net fees	109.3	115.2	113.8	113.5	141.0
Insurance activity	32.3	46.5	41.5	44.4	214.4
Commercial revenue	145.0	161.2	159.9	163.1	337.5
Gains (losses) on financial transactions	3.2	0.2	4.1	3.6	14.2
Gross operating income	148.2	161.4	164.1	166.7	351.6
Income from non-financial services (net) and other operating income	(0.2)	2.3	(1.5)	0.2	0.2
General administrative expenses	(58.2)	(61.8)	(64.0)	(65.7)	(138.4)
Personnel	(35.8)	(37.9)	(38.3)	(38.9)	(65.3)
Other administrative expenses	(22.3)	(24.0)	(25.8)	(26.8)	(73.1)
Depreciation and amortisation	(3.9)	(4.8)	(3.4)	(3.9)	(5.4)
Net operating income	86.0	97.0	95.1	97.3	208.0
Net loan loss provisions	(1.3)	1.8	0.8	0.3	(3.7)
Other income	0.6	(2.1)	0.8	(5.5)	8.5
Income before taxes	85.4	96.7	96.8	92.2	212.8

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05
Business volumes
Total assets	10,285	6,251	6,594	6,957	7,266
Loans and credits	1,116	374	405	476	369
Customer deposits	20	20	23	36	24

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Global Wholesale Banking
Million euros
			Variation

	Q1 '05	Q1 '04	Amount	%
Income statement
Net interest income	142.7	195.7	(53.0)	(27.10)
Income from companies accounted for by the equity method	0.9	0.0	0.9	—
Net fees	100.0	102.6	(2.6)	(2.53)
Insurance activity	0.0	0.0	0.0	—
Commercial revenue	243.6	298.4	(54.7)	(18.35)
Gains (losses) on financial transactions	179.8	164.3	15.5	9.43
Gross operating income	423.4	462.6	(39.2)	(8.48)
Income from non-financial services (net) and other operating income	(6.1)	(5.3)	(0.9)	16.77
General administrative expenses	(129.8)	(115.4)	(14.4)	12.47
Personnel	(77.5)	(70.9)	(6.6)	9.32
Other administrative expenses	(52.3)	(44.5)	(7.8)	17.50
Depreciation and amortisation	(12.0)	(13.2)	1.2	(9.20)
Net operating income	275.5	328.8	(53.3)	(16.21)
Net loan loss provisions	(20.5)	(33.8)	13.3	(39.26)
Other income	7.9	(5.3)	13.2	—
Income before taxes	262.9	289.7	(26.8)	(9.26)

			Variation

	31.03.05	31.03.04	Amount	%
Business volumes
Total assets	137,713	121,385	16,328	13.45
Loans and credits	29,117	30,922	(1,805)	(5.84)
Customer deposits	41,332	33,997	7,335	21.58

Global Wholesale Banking
Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05
Income statement
Net interest income	195.7	161.9	171.0	148.4	142.7
Income from companies accounted for by the equity method	0.0	0.0	0.0	0.0	0.9
Net fees	102.6	102.2	88.7	98.8	100.0
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	298.4	264.2	259.7	247.2	243.6
Gains (losses) on financial transactions	164.3	110.8	127.3	124.8	179.8
Gross operating income	462.6	374.9	387.0	372.1	423.4
Income from non-financial services (net) and other operating income	(5.3)	(5.9)	(6.0)	(6.0)	(6.1)
General administrative expenses	(115.4)	(118.9)	(118.8)	(132.2)	(129.8)
Personnel	(70.9)	(71.6)	(72.6)	(83.6)	(77.5)
Other administrative expenses	(44.5)	(47.3)	(46.2)	(48.6)	(52.3)
Depreciation and amortisation	(13.2)	(12.2)	(12.4)	(12.6)	(12.0)
Net operating income	328.8	237.9	249.8	221.3	275.5
Net loan loss provisions	(33.8)	(41.0)	(69.5)	(18.7)	(20.5)
Other income	(5.3)	6.5	0.3	1.2	7.9
Income before taxes	289.7	203.4	180.6	203.9	262.9

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05
Business volumes
Total assets	121,385	126,879	131,632	138,984	137,713
Loans and credits	30,922	29,895	28,501	28,764	29,117
Customer deposits	33,997	34,118	31,339	38,866	41,332

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NPL ratio
%
	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05

Continental Europe	0.89	0.83	0.82	0.85	0.86
Santander Central Hispano Network	0.65	0.59	0.57	0.55	0.53
Banesto	0.69	0.65	0.64	0.64	0.57
Santander Consumer	2.04	2.05	2.24	2.37	2.44
Portugal	1.47	1.30	1.12	1.38	1.68
United Kingdom (Abbey)				0.70	0.84

Latin America	3.20	3.20	2.99	2.95	2.73
Brazil	2.67	2.38	2.08	2.85	2.70
Mexico	1.36	1.27	1.23	1.28	0.89
Chile	4.00	3.66	3.36	3.54	3.42
Operating Areas	1.28	1.24	1.20	1.00	1.05

Spain	0.73	0.66	0.64	0.63	0.59

NPL coverage
%
	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05

Continental Europe	224.47	245.84	255.55	257.05	262.29
Santander Central Hispano Network	299.05	341.67	365.10	400.59	423.24
Banesto	273.18	284.00	283.73	273.16	336.68
Santander Consumer	131.27	134.48	128.24	124.82	127.23
Portugal	156.49	172.70	204.78	205.28	182.44
United Kingdom (Abbey)				91.39	71.81

Latin America	140.36	143.89	150.02	152.36	160.15
Brazil	213.06	222.68	237.13	188.17	188.11
Mexico	242.74	255.41	253.30	213.46	290.07
Chile	109.51	114.41	124.41	126.84	130.95
Operating Areas	188.73	200.70	209.88	178.56	172.32

Spain	258.18	292.11	307.79	318.16	358.80

Return on loans and cost of funds
%

	Return on loans	Cost of funds	Spread

Santander Central Hispano Network	3.30	0.77	2.53
Banesto Group	3.82	1.52	2.30
Portugal	3.74	0.93	2.81
Brazil	22.4	11.9	10.5
Mexico	12.7	4.6	8.1
Chile	6.2	0.6	5.6

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: May 12, 2005	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President